 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 7, 1998
                                                     REGISTRATION NO. 333-61355

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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                               ----------------

                            AMENDMENT NO. 3 TO

                                   FORM S-1

                       REGISTRATION STATEMENT UNDER THE
                            SECURITIES ACT OF 1933

                               ----------------

                           LAMAR CAPITAL CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       MISSISSIPPI                   6022                    64-0733976
                               (PRIMARY STANDARD          (I.R.S. EMPLOYER
     (STATE OR OTHER              INDUSTRIAL             IDENTIFICATION NO.)
     JURISDICTION OF          CLASSIFICATION CODE
    INCORPORATION OR                NUMBER)
      ORGANIZATION)

                           401 SHELBY SPEIGHTS DRIVE
                           PURVIS, MISSISSIPPI 39475
                        TELEPHONE NUMBER: 601-794-6047
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              ROBERT W. ROSEBERRY
                           401 SHELBY SPEIGHTS DRIVE
                           PURVIS, MISSISSIPPI 39475
                            TELEPHONE: 601-794-6047
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

       L. KEITH PARSONS, ESQ.                  WALTER G. MOELING, IV, ESQ.
  WATKINS LUDLAM WINTER & STENNIS,         POWELL, GOLDSTEIN, FRAZER & MURPHY
                P.A.                                       LLP
       633 NORTH STATE STREET               191 PEACHTREE STREET, N.E., 16TH
     JACKSON, MISSISSIPPI 39202                           FLOOR
           (601) 949-4701                        ATLANTA, GEORGIA 30303
                                                     (404) 572-6600

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this registration statement becomes effective.

  If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) or Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A + +REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS     SUBJECT TO COMPLETION, DATED DECEMBER 7, 1998
                                1,363,636 SHARES


                                  COMMON STOCK

                                  -----------

  All of the 1,363,636 shares of Common Stock, $0.50 par value (the "Common Stock") of Lamar Capital Corporation, a Mississippi corporation (the "Company"), offered hereby are being sold by the Company. The Company is a bank holding company headquartered in Purvis, Lamar County, Mississippi and is the parent of Lamar Bank (the "Bank").

  The Company has applied to list the Common Stock on the Nasdaq National Market under the symbol LCCO. Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations between the Company and representatives of the Underwriters. It is currently estimated that the initial public offering price per share will be between $10.00 and $12.00. For factors to be considered in determining the initial public offering price, see "Underwriting."

                                  -----------

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF MATERIAL RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  -----------

 THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS
  AND ARE NOT INSURED BY THE  FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK
   INSURANCE  FUND,  THE SAVINGS  ASSOCIATION INSURANCE  FUND  OR ANY  OTHER
     GOVERNMENTAL AGENCY.

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION,  NOR  HAS  THE
  COMMISSION  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE  ACCURACY OR
   ADEQUACY  OF THIS  PROSPECTUS. ANY  REPRESENTATION TO THE  CONTRARY IS  A
    CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                    UNDERWRITING
                                          PRICE TO DISCOUNTS AND   PROCEEDS TO
                                           PUBLIC  COMMISSIONS(1) THE COMPANY(2)
--------------------------------------------------------------------------------
Per Share...............................    $           $              $
--------------------------------------------------------------------------------
Total(3)................................    $           $              $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Calculated before deducting expenses of the Offering payable by the Company estimated at $363,000.
(3) The Company has granted an option to the Underwriters, exercisable within
    30 days of the date of this Prospectus, to purchase up to 204,545 additional shares of Common Stock on the terms set out above, less the Underwriting Discounts and Commissions shown above, solely to cover over-allotments, if any. If the over-allotment option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds
    to the Company will be $   , $    and $   , respectively. See
    "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if received and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock will
be made against payment therefor in Memphis, Tennessee on or about   , 1998.

                                  -----------

MORGAN KEEGAN & COMPANY, INC.
                                                      STERNE, AGEE & LEACH, INC.

                   The date of this Prospectus is    , 1998.

 [Map of the State of Mississippi and portions of surrounding states with pin points of cities in Mississippi where Company subsidiaries are located]

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE MARKET PRICE OF THE COMMON STOCK, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  The Company intends to furnish its shareholders with annual reports containing audited financial statements.

                               PROSPECTUS SUMMARY

  The following summary is not intended to be complete and is qualified in its entirety by the more detailed information and the consolidated financial statements and the related notes appearing elsewhere in this Prospectus. Share information included in this Prospectus (other than the consolidated financial statements beginning on page F-1) has been restated to reflect a twenty-for-one stock split effected in May of 1998, and a three-for-one split of the common stock effected in August of 1998. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. In addition, unless otherwise indicated, all references to "the Company" in this Prospectus refer to Lamar Capital Corporation and its consolidated subsidiaries, including the Bank.

                                  THE COMPANY

  Lamar Capital Corporation (the "Company") is a one-bank holding company headquartered in Purvis, Mississippi, with total consolidated assets of $315.7 million, total deposits of $277.6 million and stockholders' equity of $18.7 million at September 30, 1998. The Company, through its subsidiaries, offers a broad line of banking and financial products and services with the personalized focus of a community banking organization. The Company ranks 13th in size out of 59 bank holding companies headquartered in Mississippi, based on total deposits as of June 30, 1997. As of June 30, 1997, the Bank had a 74.26% deposit market share in Lamar County, its primary market area. Most of the Company's growth has occurred in the last decade as management responded to opportunities presented by the growth of the Lamar County and Hattiesburg, Mississippi market areas. Total assets, which were $25 million in 1980, exceeded $100 million by June of 1991, grew to $200 million by September of 1996, and passed the $300 million mark in May of 1998.

  The Company derives a substantial amount of its revenue and income from the operation of its wholly-owned subsidiary, Lamar Bank, a Mississippi state bank founded in 1904 and domiciled in Purvis, Mississippi (the "Bank"). In 1997, the Bank contributed 90.2% of the total net income of the Company. The Bank has seven full-service banking locations and seven automated teller machines ("ATMs"), all located in the southeastern part of Mississippi: the main office and a branch office in Purvis, two branches in Hattiesburg, one in Sumrall, one in Petal and one in Prentiss. In June of 1998, the Bank acquired property which will be used to open a new branch in Hattiesburg, Mississippi on Hardy Street, a major thoroughfare, near the main campus of the University of Southern Mississippi. This branch is expected to open in the second half of 1999.

  In 1992, the Company expanded its product lines by organizing a finance company, Southern Financial Services, Inc. ("SFSI"), as a subsidiary of the Bank. In 1997, SFSI contributed 8.5% of the net income of the Company. SFSI provides consumer loans to customers who may not be eligible to obtain financing from the Bank. Expansion into this area of consumer loans opened up a new market of customers for the Company and allowed the Company to offer an additional service to its customers, thereby adding a new and profitable segment to its market base. SFSI has locations in Purvis, Monticello, Hattiesburg, Petal, Prentiss, Gulfport, and Poplarville, Mississippi. As of September 30, 1998, SFSI had total loans of $5.5 million.

  To expand the Company's ability to provide mortgage loans to a broader customer base, in November of 1996, the Company organized The Mortgage Shop, Inc. ("MSI") as a subsidiary corporation. In 1997, MSI contributed 1.3% of the net income of the Company. MSI, located in Hattiesburg, Mississippi, began operations in January of 1997 and is engaged in the origination of B and C grade mortgage loans which are sold in the secondary market. Since beginning operations, MSI has originated $4.6 million in mortgage loans through September 30, 1998.

  In 1996, the Bank further expanded the types of services offered by entering into an arrangement with a licensed broker-dealer firm to provide stock and other securities trading services for customers of the Bank and other investors. With this arrangement, the Company is furthering its strategy of offering a broad range of banking and financial services with the personalized focus of a community banking organization.

  The Company is community oriented and focuses on financial products consisting primarily of consumer, commercial and real estate loans and deposit services to individuals and small and medium-sized businesses. The Company, through its subsidiaries, offers a broad line of financial products and services while successfully retaining the local appeal and level of service of a community bank. The Company believes that its community style of banking is important to its success. This style allows for flexible, responsive decision making at each banking center in the Company's network and focuses on long-standing customer relationships and personalized service. Management believes that its community oriented approach and commitment to customer service afford the Company a distinct competitive advantage in its markets.

  Management of the Company believes that consolidation in the banking industry in Mississippi has disrupted customer relationships as the larger regional financial institutions increasingly focus on large corporate clients, and standardized loan and deposit products. Generally, these products and services are offered through less personalized delivery systems. Consolidation has also dislocated experienced and talented personnel as duplicate functions are eliminated. As a result, consolidation provides the Company with the opportunity to attract and maintain targeted customers and personnel.

  Hattiesburg is the educational, retail and medical center for more than a quarter of a million people throughout the southeast portion of Mississippi. The Hattiesburg area has received widespread attention as an increasing number of retirees are moving to the area. Hattiesburg's retirement program was featured in the November 22, 1996 issue of the "Kiplinger Washington Letter" and in the June 18, 1997 broadcast of the NBC Nightly News. The May 24, 1997 edition of The New York Times featured Hattiesburg as a place to retire touting the high quality of life, cultural opportunities, and state-of-the-art medical facilities. Hattiesburg was one of five cities listed as "Best Cities for Retirement" as well as one of five cities listed as "Best Small Metro Areas" in the 1997 Places Rated Almanac by David Savegeau and Richard Boyer and was named one of the "20 Top Retirement Towns in North America" by MoneyExtra, a publication of Money Magazine. With two locations in Hattiesburg, the Bank ranked fifth in the city based on deposits as of June 30, 1997. The Bank is focusing on expanding its current 6.0% market share in Hattiesburg, where it competes with eight commercial banks, including several regional banks, and other financial institutions. At September 30, 1998, approximately 26% of the Bank's loans and 26% of the Bank's deposits were attributable to its Hattiesburg branches.

  The Company's overall business strategy is to: (i) continue to service individuals and small and medium-sized businesses by providing personal, responsive, quality service through its community banking network;
(ii) continue to coordinate its loan and deposit growth by gaining customers from banks that have recently merged with larger multi-state banks or that are in the process of doing so and thereby enrich its earning asset mix; and (iii) continue to expand its business, particularly in the Hattiesburg area, through internal growth and the opening of new branch offices and by selective acquisitions in product lines or markets considered strategically attractive by management. In implementing its strategy, management emphasizes the following:


  . RELATIONSHIP BANKING. The Company's business strategy emphasizes personal relationships and customer loyalty. The Company strives to know its customers' families, businesses and financial needs. The Company believes a key to establishing and maintaining long-term relationships with its banking customers is to offer competitively priced products tailored to meet customers' needs with personalized service and professional delivery. The Company meets community needs by making its facilities available for community events and by sponsoring a variety of civic activities.

  . CUSTOMER SERVICE AND CONVENIENCE. Through extended lobby and drive-up hours, seven ATMs and experienced personnel, customers of the Bank can obtain full banking services at any banking center. The Company strives to develop customer loyalty by promoting a "hands-on" approach and offering quick decision-making in its delivery of banking products and services to existing and potential customers. Executive officers spend time each month in banking centers assessing the needs of both customers and the personnel serving those customers. To further enhance customer service and convenience, the Bank plans to offer Internet banking in 1999.

  . DEDICATED BANKING PERSONNEL. The Company instills within its work force a sales-oriented culture to promote customer service and market penetration. The Company seeks to enhance employee performance through training and Company-wide annual evaluations. To further promote customer service and enhance performance, the Company provides performance-based compensation, rewarding employees who achieve or exceed corporate objectives.

  . REAL ESTATE LENDING. The Bank originates real estate loans which consist of residential first and second mortgage loans, residential construction loans and home equity lines of credit and term loans secured by first and second mortgages on the residences of borrowers for home improvements, education and other personal expenditures. The Bank makes real estate and mortgage loans with a variety of terms, including fixed and floating rates. Generally, the Bank retains real estate loans with maturities under ten years and sells mortgage loans with longer maturities. MSI originates B and C grade mortgage loans which are sold in the secondary market. The Bank originated and retained $45.6 million of real estate loans during 1997 and $49.1 million of real estate loans during the nine months ended September 30, 1998. The Bank originated and sold $10.6 million of mortgage loans during 1997 and $8.9 million of mortgage loans during the nine months ended September 30, 1998. MSI originated and sold $2.4 million of mortgage loans during 1997 and $2.2 million of mortgage loans during the nine months ended September 30, 1998.

  . CONSUMER LOANS. The Bank and SFSI offer consumer installment loans to business owners and other individuals for personal, family and household purposes. The Bank originated $47.1 million in consumer loans in 1997 and $47.2 million for the nine months ended September 30, 1998. SFSI originated $10.0 million in consumer loans in 1997 and $6.8 million for the nine months ended September 30, 1998.

  . COMMERCIAL LOANS. The Bank's commercial loan portfolio is dispersed among various business lines such as commercial construction, trucking, timber, utilities, auto and recreational vehicles, farm supplies, and heavy equipment. Such loans are primarily for the financing of accounts receivable, property, plant and equipment and inventory. The Bank also offers Small Business Administration guaranteed loans ("SBA loans"). The Bank originated $46.5 million in commercial loans in 1997 and $70.5 million for the nine months ended September 30, 1998.

  The Company is a Mississippi corporation with its principal executive offices located at 401 Shelby Speights Drive, Purvis, Mississippi 39475, and its telephone number is (601) 794-6047.

                                  THE OFFERING

 Common Stock offered by the Company........ 1,363,636 shares
 Common Stock outstanding prior to the
  Offering.................................. 2,767,071 shares
 Common Stock to be outstanding after the
  Offering.................................. 4,130,707 shares(1)
 Proposed Nasdaq National Market symbol..... LCCO
 Use of Proceeds............................ The proceeds of the Offering are expected to be used to establish
                                             two de novo branches in
                                             Hattiesburg, Mississippi, for the
                                             repayment of a Company loan, and
                                             other general corporate purposes
                                             including selective acquisitions
                                             and the contribution of
                                             additional capital to the Bank to
                                             support asset growth. See "Use of
                                             Proceeds."

--------
(1) Excludes 200,000 shares of Common Stock reserved for issuance of options to employees under the Company's Stock Incentive Plan, and 204,545 shares issuable upon exercise of the Underwriters' over-allotment option.

                                  RISK FACTORS

  A number of factors should be considered by potential investors before purchasing shares of the Common Stock in the Offering. See "Risk Factors," beginning on page 7.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following table sets forth certain financial information for the Company on a consolidated historical basis. Such information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and notes appearing elsewhere in this Prospectus. The selected financial information of the Company as of and for the years ended December 31, 1997, 1996 and 1995, has been derived from the consolidated financial statements of the Company audited by Ernst & Young LLP, independent auditors, whose report with respect thereto is included elsewhere in this Prospectus. The selected financial information of the Company as of and for the years ended December 31, 1994 and 1993, has been derived from the consolidated financial statements of the Company audited by McArthur, Thames, Slay and Dews, PLLC, independent auditors. The selected financial and operating information for the nine months ended September 30, 1998 and 1997 has been derived from the unaudited consolidated financial statements of the Company included elsewhere in this Prospectus. The unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) which management of the Company considers necessary for a fair presentation of the consolidated financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1998, are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998. Factors affecting the comparability of certain indicated periods are discussed below under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                          AS OF AND FOR THE
                          NINE MONTHS ENDED
                            SEPTEMBER 30,      AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                          ------------------  ------------------------------------------------
                            1998      1997      1997      1996      1995      1994      1993
                          --------  --------  --------  --------  --------  --------  --------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income.........  $ 17,563  $ 14,187  $ 19,442  $ 16,190  $ 13,903  $ 11,357  $ 10,008
Interest expense........    10,213     7,744    10,536     8,429     7,100     5,307     4,592
Net interest income.....     7,350     6,443     8,906     7,761     6,803     6,050     5,416
Provision for loan
 losses.................       559       503       725       557       517       638       580
Non-interest income.....     2,537     2,023     2,689     2,325     1,751     1,590     1,519
Non-interest expense....     6,181     5,518     7,677     6,890     6,146     5,491     4,697
Income before taxes.....     3,147     2,445     3,193     2,639     1,891     1,511     1,658
Net income..............     2,360     1,787     2,339     2,028     1,474     1,189     1,293
BALANCE SHEET DATA:
Total assets............  $315,694  $236,596  $247,022  $207,330  $169,636  $151,895  $139,666
Total securities........    90,239    58,025    58,921    41,562    33,037    32,864    36,540
Total loans, net........   188,876   154,833   159,552   140,318   119,556   103,268    85,795
Allowance for loan
 losses.................     3,517     3,060     3,101     2,837     2,529     2,427     2,140
Total deposits..........   277,618   205,894   211,498   185,404   156,631   139,209   129,194
Other borrowed funds....    17,720    14,000    17,620     7,000       --        --        --
Total stockholders'
 equity.................    18,678    15,288    16,160    13,473    11,765    10,123     9,971
PER SHARE DATA:
Net income per share--
 basic and diluted......  $   0.86  $   0.67  $   0.87  $   0.75  $   0.54  $   0.43  $   0.46
Book value..............      6.75      5.82      5.88      4.97      4.34      3.62      3.57
Cash dividends per
 share..................    0.0860    0.0476    0.1002    0.0923    0.0923    0.0895    0.0895
PERFORMANCE RATIOS:
Return on average
 assets.................      1.09%     1.06%     1.02%     1.06%     0.90%     0.80%     0.98%
Return on average
 equity.................     18.24     16.65     15.69     15.88     13.56     11.66     13.59
Net interest margin.....      3.65      4.12      4.20      4.41      4.50      4.92      4.89
Efficiency ratio........        63        65        66        68        72        72        68
ASSET QUALITY RATIOS:
Allowance for loan
 losses to nonperforming
 loans..................       424%      617%      777%      360%      295%      366%      571%
Allowance for loan
 losses to total loans..      1.79      1.90      1.87      1.93      2.01      2.25      2.39
Nonperforming assets to
 total loans............      0.70      0.62      0.49      1.06      0.93      0.76      0.69
Net loan charge-offs to
 average loans..........      0.08      0.19      0.30      0.19      0.38      0.36      0.17
CAPITAL RATIOS:
Leverage ratio..........      6.24%     6.72%     6.87%     7.11%     7.19%     7.14%     7.15%
Average stockholders'
 equity to average total
 assets.................      5.96      6.35      6.49      6.69      6.63      6.82      7.20
Tier 1 risk-based
 capital ratio..........      9.02      9.73      9.84      9.67     10.21     10.50     11.31
Total risk-based capital
 ratio..................     10.27     10.98     11.09     10.92     11.47      9.31     12.57
Dividend payout ratio...        10         7        12        12        17        21        18

                                 RISK FACTORS

  An investment in the common stock offered hereby involves certain risks. A prospective investor should carefully review the following risk factors as well as the other information contained in this Prospectus before deciding to make an investment in shares of common stock. Information contained in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "could," "should," "intend," "estimated," "projected," "contemplated" or "anticipates" or the negative thereof or other variations or comparable terminology. No assurance can be given that the future results covered by the forward-looking statements will be achieved. These statements, by their terms, involve substantial risks and uncertainties, certain of which are beyond the Company's control. The following factors could cause actual experience to vary materially from the future results covered in such forward-looking statements. Other factors, such as the general state of the economy, could also cause actual experience to vary materially from the matters covered in such forward-looking statements.

  THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

RISK OF LOSS FROM ADVERSE CHANGES IN LOCAL ECONOMIC CONDITIONS

  The Company's success is dependent to a significant extent upon economic conditions in Mississippi, particularly the Lamar County and Hattiesburg market areas. The banking industry in Mississippi is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond the Company's control. Economic recession over a prolonged period or other economic problems in the Company's market areas could have a material adverse impact on the quality of the loan portfolio and the demand for the Company's products and services. Therefore, there can be no assurance that future adverse changes in the Company's market areas would not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

POSSIBLE ADVERSE EFFECTS OF CHANGES IN THE INTEREST RATE ENVIRONMENT

  The Company's earnings depend to a great extent on "rate differentials," which are the differences between interest income that the Company earns on loans and investments and the interest expense paid on deposits and other borrowings. These rates are highly sensitive to many factors which are beyond the Company's control, including general economic conditions and the policies of various government and regulatory authorities. Changes in interest rate policy by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") affect the Company's interest income, interest expense and investment portfolio. Also, governmental policies such as the creation of a tax deduction for individual retirement accounts can increase savings and affect the cost of funds. A rapid increase or decrease in interest rates could have an adverse effect on the net interest margin and results of operations of the Company. The nature, timing and effect of any future changes in federal monetary and fiscal policies on the Company and its results of operations are not predictable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset/Liability Management and Market Risk."

RISK OF LOAN LOSSES FROM A DECLINE IN CREDIT QUALITY

  A significant source of risk for the Company arises from the possibility that losses will be sustained because borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. The Company has adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, that management believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying the Company's credit portfolio. Such policies and procedures, however, may not prevent unexpected losses that could materially adversely affect the results of operations of the Company. See "The Company--Lines of Business."

RISKS INHERENT IN CONSUMER AND COMMERCIAL LENDING

  A substantial portion of the Company's loan portfolio consists of consumer loans. Consumer lending presents certain unique risks. Consumer loan repayments depend upon a borrower's financial stability and are more likely to be adversely affected by job loss, divorce, illness and other personal hardships. In addition, collateral such as automobiles and other personal property securing consumer loans depreciates rapidly and sometimes is an inadequate repayment source if a borrower defaults.

  As the Company grows, it expects to increase its commercial lending activities. Commercial lending entails greater risks than traditional, single family residential lending. Commercial loans typically involve larger loan balances concentrated in fewer borrowers. The analysis of commercial loans, which requires expertise in evaluating a commercial enterprise and its collateral, is generally more complex than the analysis required for single family residential lending. Like consumer loans, commercial loans are subject to adverse conditions in the economy, as well as the market for the specific goods and services sold by the commercial borrower. Loans secured by commercial real estate can also be affected by trends in the local real estate market.

STRONG COMPETITORS

  The banking business is highly competitive, and the profitability of the Company depends principally upon its ability to compete in the market areas where its banking operations are located. The Company competes with other commercial banks, savings banks, savings and loan associations, credit unions, mortgage companies, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and certain other non-financial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than the Company. Many of these competitors have greater financial and other resources than the Company, and certain larger competitors are recent entrants into the Company's markets. Although the Company has been able to compete effectively in the past, no assurances may be given that the Company will continue to be able to compete effectively in the future. Various legislative acts in recent years have led to increased competition among financial institutions. There can be no assurance that the United States Congress or the Mississippi legislature will not enact legislation that may further increase competitive pressures on the Company. Competition from both financial and nonfinancial institutions is expected to continue. See "The Company--Competition."

POTENTIAL ADVERSE EFFECT OF LOSS OF KEY PERSONNEL

  The Company is dependent on its management team including Robert W. Roseberry, Chairman and Chief Executive Officer; Kenneth M. Lott, President and Chief Operating Officer; Jane P. Roberts, Vice Chairman and Secretary; W.
H. Macko, Senior Vice President; and Donna T. Rutland, Chief Financial Officer and Treasurer. Each of these persons is considered to be important to the success of the Company, and the unexpected loss of any of these persons could have an adverse effect on the Company. Although the Company has key man insurance on Mr. Roseberry, Mr. Lott and Ms. Roberts, the Company has not entered into employment agreements with these employees. See "Management."

POSSIBLE ADVERSE IMPACT OF CHANGES IN REGULATION AND LEGISLATION

  Bank holding companies and banks operate in a highly regulated environment and are subject to extensive supervision and examination by several federal and state regulatory agencies. The Company is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA"), and to regulation and supervision by the Federal Reserve Board. The Bank, as a Mississippi state banking corporation, is subject to regulation and supervision by the Mississippi Department of Banking and Consumer Finance and, as a result of the insurance of its deposits, by the Federal Deposit Insurance Corporation ("FDIC"). These regulations are intended primarily for the protection of depositors and customers, rather than for the benefit of investors. The Company and the Bank are subject to changes in federal and state laws, as well as changes in regulations and governmental policies, income tax laws and accounting principles. The effects of any potential changes cannot be predicted but could adversely affect the business and operations of the Company and the Bank in the future. See "Supervision and Regulation."

  SFSI, a subsidiary of the Bank, is a licensed small loan company subject to the Small Loan Regulatory Law and Small Loan Privilege Tax Law of the State of Mississippi and to regulation and supervision by the Mississippi Department of Banking and Consumer Finance. With limited exceptions, both series of statutes regulate any non-financial institution lender engaged in the business of handling loans for a borrower or lending money, either directly or indirectly, to be paid back in monthly or other regular installments. These statutes govern the requirements for making and payment of loans as well as disclosures to be made to consumers.

  Through an arrangement with a licensed broker-dealer, the Bank provides securities trading services for its customers and other investors. Such activities are subject to regulation and supervision by the FDIC and the Bank is subject to the Inter-Agency Statement on Retail Sales of Nondeposit Investment Products ("Inter-Agency Statement"). The Inter-Agency Statement mandates disclosures to purchasers of non-deposit investment products that such products are not insured by the FDIC, are not deposits in or guaranteed by the Bank and may be subject to investment risks including loss of principal. The Inter-Agency Statement also governs disclosure, advertising, training, sales practices and compliance.

  Although the Bank is exempt from licensing requirements as a broker-dealer, it is indirectly responsible for transactions carried out by a broker-dealer, especially by dual employees. The Bank has adopted policies and procedures to ensure such activities are conducted in compliance with applicable laws and regulations and the Inter-Agency Statement.

  The Federal Reserve Board has adopted a policy that requires a bank holding company such as the Company to serve as a source of financial strength to its banking subsidiaries. The Federal Reserve Board has required bank holding companies to contribute cash to their troubled bank subsidiaries based upon this "source of strength" policy, which could have the effect of decreasing funds available for distributions to shareholders. In addition, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary. See "Supervision and Regulation."

RESTRICTIONS ON ABILITY TO PAY DIVIDENDS

  While historically the Company has paid regular cash dividends, there is no assurance that the Company will pay dividends on the Common Stock in the future. The declaration and payment of dividends on the Common Stock will depend upon the earnings and financial condition of the Company, its liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the Common Stock and other factors deemed relevant by the Company's Board of Directors. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on Common Stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

  The Company's principal source of funds to pay dividends will be cash dividends that the Company receives from the Bank. The payment of dividends by the Bank to the Company is subject to certain restrictions imposed by federal and state banking laws, regulations and authorities. Dividends by the Bank must be approved by the Mississippi Department of Banking and Consumer Finance. See "Supervision and Regulation--The Bank."

  The federal banking statutes prohibit federally insured banks from making any capital distributions (including a dividend payment) if, after making the distribution, the institution would be "undercapitalized" as defined by statute. In addition, the relevant federal regulatory agencies also have authority to prohibit an insured bank from engaging in an unsafe or unsound practice, as determined by the agency, in conducting an activity. The payment of dividends could be deemed to constitute such an unsafe or unsound practice, depending on the financial condition of the Bank. Regulatory authorities could impose stricter limitations on the ability of the Bank to pay dividends to the Company if such limits were deemed appropriate to preserve certain capital adequacy requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital" and "Supervision and Regulation."

ABILITY OF EXECUTIVE OFFICERS AND DIRECTORS TO INFLUENCE CORPORATE ACTION

  After the consummation of the Offering, the executive officers and directors of the Company, collectively, will beneficially own approximately 30.4% of the outstanding shares of Common Stock, and approximately 29.0% of such shares of the Common Stock if the Underwriters' over-allotment option is fully exercised. These percentages may increase to the extent directors and executive officers of the Company purchase additional shares of the Company's Common Stock. Accordingly, these executive officers and directors, collectively, will have the power to block certain business combinations and will be able to influence, to a significant extent, the outcome of all matters required to be submitted to the Company's shareholders for approval, including decisions relating to the election of directors of the Company, the determination of day-to-day corporate and management policies of the Company and other significant corporate transactions. See "Management," "Principal Shareholders and Stock Ownership of Management" and "Description of Capital Stock."

PROVISIONS DISCOURAGING TRANSACTIONS THAT MIGHT BENEFIT SHAREHOLDERS

  Certain corporate governance and statutory provisions may inhibit changes in control of the Company that may be viewed as favorable by the holders of a majority of the Company's Common Stock and may have the effect of maintaining incumbent management. The Company's Articles of Incorporation and Bylaws contain certain provisions which may have the effect of preventing, discouraging or delaying any change of control of the Company which may (or may not) be in the best interest of a majority of the stockholders. Shareholders also have Common Stock purchase rights for each outstanding share of Common Stock which have certain anti-takeover effects. See "Description of Capital Stock."

  Individuals, alone or acting in concert with others, seeking to acquire 25% or more of any class of voting securities of the Company must comply with the Change in Bank Control Act, which requires the prior approval of the Federal Reserve Board for any such acquisition. Entities seeking to acquire control of the Company, or bank holding companies seeking to acquire 5% or more of any class of voting securities of the Company, must obtain the prior approval of the Federal Reserve Board under the BHCA. Acquisitions of control are also subject to prior notice and prior approval requirements under the Mississippi banking statutes. Accordingly, prospective investors need to be aware of and to comply with these requirements, if applicable, in connection with any purchase of shares of the Common Stock in the Offering. See "Supervision and Regulation."

POTENTIAL ABSENCE OF ACTIVE, LIQUID, MARKET FOR COMMON STOCK

  Prior to the Offering, there has been no public market for the shares of Common Stock. An application has been filed to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol LCCO. The Underwriters have advised the Company that they intend to make a market in the Common Stock as long as the volume of trading activity in the Common Stock and certain other market making conditions justify doing so. Nonetheless, there can be no assurance that an active public market will develop or be sustained after the Offering or that if such a market develops, investors in the Common Stock will be able to resell their shares at or above the initial public offering price. Making a market involves maintaining bid and asked quotations for the Common Stock and being available as principal to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of the Common Stock at any given time, which presence is dependent upon the individual decisions of investors over which neither the Company nor any market maker has any control.

UNPREDICTABILITY AND POSSIBLE VOLATILITY OF STOCK PRICE

  The initial public offering price of the shares of Common Stock will be determined by negotiations between the Company and representatives of the Underwriters and will not necessarily bear any relationship to the Company's past operating results, financial condition or other established criteria of value and may not be indicative of the market price of the Common Stock after the Offering. Among the factors considered in these negotiations are prevailing market and general economic conditions, the market capitalizations, trading histories and stages of development of other comparable publicly traded companies, book value of the Company's Common Stock, the results of operations and the current financial position of the Company, estimates of business potential and the present state of the Company's development, and the level of demand for Common Stock. Additionally, consideration has been given to the general status of the securities market, the market conditions for new issues of securities and the demand for securities of comparable companies at the time the Offering was made. See "Underwriting" for information relating to the method of determining the initial public offering price. The stock market has from time to time experienced price and volume volatility. These market fluctuations may be unrelated to the operating performance of particular companies whose shares are traded and may adversely affect the market price of the Common Stock. There can be no assurance that the market price of the Common Stock will not decline below the initial public offering price.

POTENTIAL ADVERSE EFFECT OF FUTURE SALES OF PRESENTLY OUTSTANDING SHARES

  All of the shares of Common Stock sold in the Offering will generally be freely tradable under the Securities Act of 1933 (the "Securities Act"). The Company will have 4,130,707 shares of Common Stock outstanding after the Offering. The Company, its executive officers and directors and certain shareholders (who collectively will own approximately 43.1% of the outstanding shares of Common Stock after the consummation of the Offering) have agreed with the Underwriters not to offer, sell, contract to sell or otherwise dispose of any of their shares of Common Stock for a period of 180 days after the date of this Prospectus without the permission of the Underwriters. Currently 839,880 outstanding shares of Common Stock held by existing shareholders are not subject to such agreement, and are freely tradable in accordance with Rule 144(k) under the Securities Act. The remaining 147,891 shares of currently outstanding Common Stock which were acquired in the past two years pursuant to exemptions from registration under the Securities Act are "restricted" within the meaning of Rule 144 and not currently eligible for resale under Rule 144. These shares may be resold only pursuant to an effective registration under the Securities Act or pursuant to an available exemption (such as provided by Rule 144 following a one year holding period for previously unregistered shares) from the registration requirements of the Securities Act. No prediction can be made about the effect, if any, that future sales of Common Stock or the availability of Common Stock for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of a substantial number of such shares in the future, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. See "Management," "Principal Shareholders and Stock Ownership of Management," and "Shares Eligible for Future Sale."

POTENTIAL IMPACT OF FAILURE TO BE YEAR 2000 COMPLIANT

  The Company continues to implement plans to address the Year 2000 issue. The issue arises from the fact that many existing computer programs use only two digits to identify a year in the computer's date field. These programs were designed without having considered the impact of the upcoming change in the century. If not corrected, computer applications could fail or create inaccurate results by or at the year 2000. The Company could be negatively impacted not only by problems with its own computer systems, but by problems experienced by customers and by governmental and private entities with which the Company does business. Certain employees are crucial to the Company's Year 2000 compliance program. The loss of these employees could have a material adverse effect on the implementation of the Company's Year 2000 plan. If the Company's subsidiaries, or governmental or private entities with which the Company conducts business, fail to correct the Year 2000 problem, the Company's operations as a whole could be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Year 2000."

UNCERTAINTY AS TO SPECIFIC ALLOCATION OF PROCEEDS

  The Company intends to use substantially all of the net proceeds of the Offering for the establishment of two de novo branches in Hattiesburg, Mississippi, for the repayment of a Company loan, and other general corporate purposes, including selective acquisitions and the contribution of additional capital to the Bank to support asset growth. Accordingly, the Company will have broad discretion as to the application of such proceeds. See "Use of Proceeds."

                                  THE COMPANY

BACKGROUND

  Since the establishment of the Bank (then called Lamar County Bank) in 1904 in Purvis, Mississippi, the Bank has grown to seven banking facilities in three southeastern Mississippi counties and $315.7 million in assets at September 30, 1998. Most of this growth has occurred in the last decade as management responded to opportunities presented by the growth of the Lamar County and Hattiesburg, Mississippi market areas. Total assets, which were $25 million in 1980, exceeded $100 million by June of 1991, grew to $200 million by September of 1996, and passed the $300 million mark in May of 1998.

  In 1935, the Bank expanded outside of Purvis by acquiring the Sumrall Bank, located in the extreme north end of Lamar County. In 1980, the Bank moved into its current main office facilities. In response to the rapid growth of northeast Lamar County, the Bank built a branch on Highway 98 West in Hattiesburg in 1989, marking the Bank's initial entry into the Hattiesburg market area. In 1991, the Bank expanded for the first time into another county by purchasing the Prentiss branch of a failed savings and loan association from the Resolution Trust Corporation. In 1994, the Bank opened a second Hattiesburg branch in the newly constructed Turtle Creek Mall. This opening was followed by the Bank's first entry into Forrest County, Mississippi with the opening of the Petal branch in 1996. In June of 1998, the Bank acquired property which will be used to open a new branch in Hattiesburg, Mississippi on Hardy Street, a major thoroughfare, near the main campus of the University of Southern Mississippi. This branch is expected to open in the second half of 1999.

  During the 1990's, the Company also expanded its financial products and its customer base. In 1992, the Bank established a consumer finance subsidiary, Southern Financial Services, Inc. ("SFSI"), which makes consumer loans to persons who may not be eligible for financing from the Bank. SFSI, which had $5.5 million in loans outstanding at September 30, 1998, has offices in Purvis, Hattiesburg, Petal, Prentiss, Monticello, Poplarville and Gulfport, Mississippi. In 1997, the Company founded The Mortgage Shop, Inc. ("MSI"), located in Hattiesburg, Mississippi. MSI originates B and C grade mortgage loans which are sold in the secondary market. Most recently the Bank further expanded the range of services offered by entering an arrangement with Robert Thomas Securities, Inc. to provide stock and other securities trading services for customers of the Bank and other investors. These services are provided in Hattiesburg and by appointment at other locations. With the addition of these services, the Company is executing its strategy of offering a broad range of banking and financial services with the personalized focus of a community banking organization.

  The Company continues to look for additional expansion opportunities, either by establishing de novo banking offices or by acquiring existing institutions in the financial services industry. The Company intends to consider various strategic acquisitions of banks or banking assets in those areas that management believes would complement and increase the Company's existing business, or expand in market areas or product lines that management considers attractive.

LINES OF BUSINESS

  Historically, the Company has extended credit and provided general banking services through its banking center network to individuals and small and medium-sized businesses. During the past several years the Company has sought new lines of business to diversify its asset mix and further enhance its profitability. While each new line of business reflects the Company's efforts to enrich its asset mix, each of these lines of business is an outgrowth of the community banking and lending services that the Company has performed over the years. In keeping with the Company's operating philosophy, each of these businesses has been carefully developed and is subject to various quality controls. The Company's principal lines of business are:

  . REAL ESTATE LENDING. The Bank's real estate loans consist of residential first and second mortgage loans, residential construction loans and home equity lines of credit and term loans secured by first and second mortgages on the residences of borrowers for home improvements, education and other personal expenditures. The Bank makes mortgage loans with a variety of terms, including fixed and floating rates. These loans are made consistent with the Bank's appraisal policy and real estate lending policy which prescribe maximum loan-to-value ratios and maturities. Management expects that these loan-to-value ratios are sufficient to compensate for fluctuations in the real estate market and to minimize the risk of loss that could result from a downturn in that market. Generally, the Bank retains real estate loans with maturities under ten years and sells mortgage loans with longer maturities. MSI originates B and C grade mortgage loans which are sold in the secondary market. The Bank originated and retained $45.6 million of real estate loans during 1997 and $49.1 million of real estate loans during the nine months ended September 30, 1998. The Bank originated and sold $10.6 million of mortgage loans during 1997 and $8.9 million of mortgage loans during the nine months ended September 30, 1998. MSI originated and sold $2.4 million of mortgage loans during 1997 and $2.2 million of mortgage loans during the nine months ended September 30, 1998.

  . CONSUMER LENDING. The Bank and SFSI offer consumer installment loans to business owners and other individuals for personal, family and household purposes. The Bank originated $47.1 million in consumer loans in 1997 and $47.2 million for the nine months ended September 30, 1998. SFSI originated $10.0 million in consumer loans in 1997 and $6.8 million for the nine months ended September 30, 1998. Consumer loan repayments depend upon a borrower's financial stability and are more likely to be adversely affected by job loss, divorce, illness and other personal hardships. In addition, collateral such as automobiles and other personal property securing consumer loans depreciates rapidly and sometimes is an inadequate repayment source if a borrower defaults. In evaluating these loans, the Bank requires its lending officers to review the borrower's level and stability of income, past credit history and the impact of these factors on the borrower's ability to repay the loan in a timely manner. In addition, the Bank requires that its banking officers maintain an appropriate margin between the loan amount and collateral value.

  . COMMERCIAL LENDING. The Bank's commercial loan portfolio is dispersed among various business lines such as commercial construction, trucking, timber, utilities, auto and recreational vehicles, farm supplies and heavy equipment. Such loans are primarily for the financing of accounts receivable, property, plant, equipment and inventory. The Bank also offers SBA loans. The Bank originated $46.5 million in commercial loans in 1997 and $70.5 million for the nine months ended September 30, 1998. Commercial lending entails greater risks than traditional, single family residential lending. Commercial loans typically involve larger loan balances concentrated in fewer borrowers. The analysis of commercial loans, which requires expertise in evaluating a commercial enterprise and its collateral, is generally more complex than the analysis required for single family residential lending. Like consumer loans, commercial loans are subject to adverse conditions in the economy, as well as the market for the specific goods and services sold by the commercial borrower. Loans secured by commercial real estate can also be affected by trends in the local real estate market. In making these loans, the Bank manages its credit risk by actively monitoring such measures as advance rate, cash flow, collateral value and other appropriate credit factors.

  . DEPOSITS AND OTHER BORROWINGS. Deposits are a key component of the Company's banking business, serving as a source of funding for lending as well as for increasing customer account relationships. The Company offers competitively priced deposit products, including checking, savings and time deposit accounts, seeking to increase core deposits and market share. Borrowings, principally from the Federal Home Loan Bank ("FHLB"), and lines of credit with other banks, provide other sources of liquidity.

  . BROKERAGE SERVICES. The Bank provides brokerage services through a joint arrangement with Robert Thomas Securities, Inc., a subsidiary of Raymond James & Associates, Inc. These services are provided in Hattiesburg and by appointment at other locations. The Company developed brokerage services to (1) help retain existing customers who were seeking alternative investments, (2) attract additional, sophisticated customers from its market areas, and (3) to enhance the Company's franchise by offering a broader scope of financial services.

  . INVESTMENTS. The Company's investment securities, together with cash and cash equivalents, provide an important source of liquidity. The Company uses its investments as collateral for borrowings and to secure public fund deposits. The investment portfolio is managed by an internal committee chaired by the President in accordance with policies approved by the Company's Board of Directors.

  The Company's operating revenues are derived primarily from interest earned from its loan and investment securities portfolios and fee income from loan and deposit products. The Company is not dependent upon a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on the statement of condition or results of operations.

MARKET AREAS

  The Bank operates principally in the Hattiesburg Metropolitan Statistical Area (the "Hattiesburg MSA") which includes Lamar and Forrest counties in Mississippi. The following discussion of communities in which the Bank operates contains deposit, population and household income information available from Sheshunoff, The Branches of Mississippi 1998. Deposit data is as of June 30, 1997. Population figures, unemployment rates and incomes are estimated as of the date indicated based on information from the Rand McNally Commercial Atlas and Marketing Guide and from the Mississippi Employment Security Commission's Labor Market Information Department.

  The Company has a total of seven banking offices serving five Mississippi communities and plans to open two additional branch offices in Hattiesburg. Its primary market area is Lamar County, including the Hattiesburg MSA, and its secondary market area includes the city of Prentiss in Jefferson Davis County, Mississippi and the city of Petal located in Forrest County, Mississippi adjacent to Hattiesburg on its east side.

  Lamar County. The Bank ranks first in the county by amount of deposits and has a market share of 74.26% of deposits in Lamar County. Lamar County has five financial institutions (four banks and one credit union) with a total of $214 million in deposits. Lamar County's population as of April of 1998 was 34,843 individuals living in 12,759 households and having an average household income of $39,480 and an unemployment rate of 2.7%.

  Hattiesburg. The Bank's largest community served is the Hattiesburg MSA, the third largest metropolitan area in Mississippi with an estimated population of 107,832. For the twelve months ended June 30, 1997, total deposits of banks, thrifts, and credit unions in Hattiesburg increased by 7.12%, from $830 million to $889 million. The Bank with two locations in Hattiesburg, ranks fifth in the city by amount of deposits. The Bank is focusing on expanding its current 6.0% market share in Hattiesburg, where it competes with several regional banks and other financial institutions.

  Hattiesburg is the educational, retail and medical center for more than a quarter of a million people throughout the southeast portion of Mississippi. The Hattiesburg area has received widespread attention as an increasing number of retirees are moving to the area. Hattiesburg's retirement program was featured in the November 22, 1996 issue of the "Kiplinger Washington Letter" and in the June 18, 1997 broadcast of the NBC Nightly News. The May 24, 1997 edition of The New York Times featured Hattiesburg as a place to retire touting the high quality of life, cultural opportunities, and state-of-the-art medical facilities. Hattiesburg was one of five cities listed as "Best Cities for Retirement" as well as one of five cities listed as "Best Small Metro Areas" in the 1997 Places Rated Almanac by David Savegeau and Richard Boyer and was named one of the "20 Top Retirement Towns in North America" by MoneyExtra, a publication of Money Magazine.

  In 1995, the Ryder Relocation Report recognized Hattiesburg as the sixth most popular destination for Americans relocating to small cities (defined as those under 100,000). Hattiesburg's central location places it within a two hour drive of Jackson, Mobile, New Orleans and the Mississippi Gulf Coast. Atlanta, Birmingham and Memphis are within a day's drive.

  Forrest County. The Bank has a market share of 1.56% of deposits in Forrest County. Forrest County has 16 financial institutions (9 banks and 7 credit unions) with a total of $935.8 million in deposits. Forrest County's population as of April of 1998 was 73,054 individuals living in 27,282 households. Forrest County, in which

Hattiesburg is located, has an estimated average household income of approximately $39,654, ranking 25th out of 82 counties in the State of Mississippi. The unemployment rate for the county as of April of 1998 is 3.4%.

  Jefferson Davis County. The Bank competes with one other financial institution operating in the County. The Bank's market share is 28.95% of the county's total deposits of $98.2 million. Jefferson Davis County's population as of April 1998 was 13,966 individuals living in 4,744 households and having an average household income of $34,985 and an unemployment rate of 15.6% as of April of 1998.

COMPETITION

  The Company competes with several local and regional commercial banks, thrifts, credit unions and mortgage companies for deposits, loans and other banking related financial services. There is intense competition in the Bank's markets from other financial institutions as well as other "non-bank" companies which engage in similar activities. Some of the Company's competitors are not subject to the degree of regulatory review and restrictions which apply to the Bank. In addition, the Company must compete with much larger financial institutions which have greater financial resources than the Company and aggressively compete for market share in the Lamar/Forrest County market. These competitors attempt to gain market share through their financial products mix, pricing strategies and banking center locations. Legislative developments related to interstate branching and banking in general, by providing large banking institutions easier access to a broader marketplace, are creating more competitive pressure on smaller financial institutions. The Company also competes with insurance companies, savings banks, consumer finance companies, investment banking firms, brokerage houses, mutual fund managers, investment advisors and credit unions. Retail establishments compete for loans by offering credit cards and retail installment contracts for the purchase of goods and merchandise. It is anticipated that competition from both bank and non-bank entities will continue to grow. The Bank, which as of June 30, 1997 had the third largest combined deposit market share in the three counties in which it operates, has been able to compete effectively with other financial institutions by emphasizing customer service and local office decision-making; by establishing long-term customer relationships and building customer loyalty; and by providing products and services designed to address the specific needs of its customers.

EMPLOYEE RELATIONS

  As of September 30, 1998, the Bank had 124 employees of whom 108 were full-time and 16 part-time. MSI has four full-time employees and SFSI has 22 employees of whom 20 were full-time and two part-time. In addition to a bonus program, the Bank currently maintains an employee benefit program providing, among other benefits, a self-insured medical plan, a profit sharing and 401(k) retirement plan, employee stock ownership plan and life and disability insurance. In August of 1998, the Company adopted a stock incentive plan under which it plans to grant stock options for selected employees. These employee benefits, as a whole, are considered by management to be generally competitive with employee benefits provided by other employers in Mississippi. The Company believes the future success of its subsidiaries will depend, in part, on its ability to continue to attract and retain skilled retail, technical, and managerial personnel in order to maintain its quality delivery of financial and banking services. None of the Company's employees are subject to a collective bargaining agreement, and the Company has never experienced a work stoppage.

FACILITIES

  The Company's executive offices and principal support and operational functions are located at 401 Shelby Speights Drive, Purvis, Mississippi 39475. All of the offices of the subsidiaries of the Company are located in Mississippi.

                                                                     DEPOSITS
                          SQUARE  OWNED (O)/    LOANS AS OF           AS OF
BANK OFFICES              FOOTAGE LEASED (L) SEPTEMBER 30, 1998 SEPTEMBER 30, 1998
------------              ------- ---------- ------------------ ------------------
                                               (IN THOUSANDS)     (IN THOUSANDS)
PURVIS
Main Office
401 Shelby Speights
Drive, Purvis...........  19,600       O          $58,312            $90,049
#4 Highway 589, Purvis..  11,203       O            6,478              9,256
SUMRALL
1193 Highway 42 East,
Sumrall.................   5,000       O           28,779             37,193
HATTIESBURG
6052 Highway 98 West,
Hattiesburg*............  16,308       O           49,030             66,450
Turtle Creek Mall Branch
Office
1000 Turtle Creek Drive,
Space 125, Hattiesburg..     667       L                0              5,245
PETAL
535 Highway 42, Petal...  16,810       O           33,650             26,838
PRENTISS
965 South Columbia
Avenue, Prentiss........   4,822       O           10,596             42,587
--------
*Includes Mortgage & Investment Center located at 6042 Highway 98 West,
   Hattiesburg.

                          SQUARE  OWNED (O)/    LOANS AS OF
OFFICES OF SFSI           FOOTAGE LEASED (L) SEPTEMBER 30, 1998
---------------           ------- ---------- ------------------
                                               (IN THOUSANDS)
HATTIESBURG
706 Broadway Drive,
Hattiesburg.............   3,780       L          $   909
PETAL
300 New Richton Road,
Petal...................   1,440       L              161
PRENTISS
951 South Columbia
Avenue, Prentiss........   1,440       L              590
PURVIS
70 Shelby Speights
Drive, Purvis...........   2,160       O            1,636
MONTICELLO
863 Highway 84 West,
Monticello..............   1,100       O              783
POPLARVILLE
1235 South Main Street,
Poplarville.............   1,500       O              774
GULFPORT
1010 Pass Road,
Gulfport................   1,100       L              695
                          SQUARE  OWNED (O)/
THE MORTGAGE SHOP, INC.   FOOTAGE LEASED (L)
-----------------------   ------- ----------
HATTIESBURG
114 North 40th Avenue,
Suite H, Hattiesburg....     950       L

  The agreements for the leased facilities have unexpired terms ranging from December 31, 1998 to the year 2003, including renewal options. The Bank also acquired property in June of 1998 which will be used to open a new branch in Hattiesburg, Mississippi on Hardy Street, a major thoroughfare, near the main campus of the University of Southern Mississippi. This branch is expected to open in the second half of 1999.

LEGAL PROCEEDINGS

  SFSI is a defendant in a case filed on June 11, 1998, in the Circuit Court of Forrest County, Mississippi. The complaint alleges that the plaintiff was not given any choice with respect to the purchase of credit life and credit disability insurance and that SFSI improperly forced placed property insurance on the collateral for the plaintiff's loan with SFSI. The plaintiff asks for actual damages of $50,000 and punitive damages of $500,000. While the ultimate outcome of the lawsuit cannot be predicted with certainty, management believes the case is without merit, denies all liability and believes that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial condition.

  In addition, in the ordinary course of operations, the Company's subsidiaries are parties to various legal proceedings. In the opinion of management, there is no proceeding pending, or to the knowledge of management threatened, in which an adverse decision would have a material adverse effect on the Company's financial condition.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,363,636 shares of Common Stock, at an assumed initial public offering price of $11.00 per share (the midpoint of the estimated range), are estimated to be approximately $13.6 million (or $15.7 million if the underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discounts and offering expenses payable by the Company.The net proceeds of the Offering will be used to retire certain indebtedness of the Company, and for additional growth capital which will, among other things, enable the Company to expand its operations in the Hattiesburg, Mississippi market. Approximately $3.6 million of the net proceeds will be used to retire indebtedness of the Company. This indebtedness, which was incurred in December of 1996, consists of a variable interest rate loan from a commercial bank, with a remaining aggregate principal balance of $3.6 million at September 30, 1998. This indebtedness bears interest at the rate of New York Prime less 75 basis points and the principal is payable in annual installments of $400,000 with the final payment due on December 31, 2006. After giving effect to the sale of the shares of Common Stock offered hereby and assuming $3.6 million of the net proceeds will be used to retire the above described indebtedness of the Company, the Company's pro forma basic and diluted earnings per share would have been $.61 for the nine months ended September 30, 1998 and $.63 for the year ended December 31, 1997.

  The Company expects to use approximately $3.0 million of the proceeds to establish two de novo branches in strategic locations within the City of Hattiesburg. This estimate includes the cost of buildings, equipment, vault cash and other startup expenditures. This estimate may not reflect actual costs. The Bank acquired property in June of 1998 for one of these branches.

  The remaining proceeds, approximately $7.0 million, will be used for general corporate purposes, including the possible acquisition of other financial institutions or branches and the contribution of additional capital to the Bank to support asset growth. The Company currently does not have any commitments or agreements or letters of intent for any business acquisitions. Pending application of the net proceeds of the Offering, the Company plans to invest them in short-term, investment-grade securities, certificates of deposit or guaranteed obligations of the United States government.

                                   DILUTION

  As of September 30, 1998, the net tangible book value of the Company was $6.72 per share. "Net tangible book value per share" is the tangible net worth (total tangible assets less total liabilities) of the Company divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the shares of Common Stock offered hereby (after deducting underwriting discounts and estimated offering expenses to be paid by the Company), the pro forma net tangible book value of the Company at September 30, 1998 would have been $7.79 per share. This represents an immediate increase in the net tangible book value of $1.07 per share to existing shareholders and an immediate dilution of $3.21 per share to the new investors purchasing the shares in this Offering. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share...................       $11.00
  Net tangible book value per share at September 30, 1998......... $6.72
  Increase in net tangible book value per share attributable to new investors..................................................  1.07
                                                                   -----
Pro forma net tangible book value per share after Offering........         7.79
                                                                         ------
Dilution in net tangible book value per share to new investors....       $ 3.21
                                                                         ======

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at September 30, 1998, and as adjusted to give effect to the consummation of the issuance of 1,363,636 shares of Common Stock by the Company in the Offering.

                                                           SEPTEMBER 30, 1998
                                                              (UNAUDITED)
                                                         ----------------------
                                                         ACTUAL  AS ADJUSTED(1)
                                                         ------- --------------
                                                             (IN THOUSANDS)
LONG-TERM DEBT:
Other borrowed funds...................................  $17,720    $14,120
                                                         =======    =======
STOCKHOLDERS' EQUITY:
Common stock, $0.50 par value, 50,000,000 shares
 authorized; 2,767,071 shares outstanding and 4,130,707
 shares, as adjusted(1)................................  $ 1,384    $ 2,065
Paid-in capital........................................    4,367     17,273
Retained earnings......................................   12,405     12,405
Net unrealized appreciation on securities available for
 sale, net of income taxes.............................      522        522
                                                         -------    -------
  Total stockholders' equity...........................  $18,678    $32,265
                                                         =======    =======

--------
(1) Assumes that 1,363,636 shares of Common Stock are sold by the Company at $11.00 per share and that the net proceeds, after deducting the estimated underwriting discount and offering expenses payable by the Company, received by the Company from the Offering are approximately $13,587,000, of which $3,600,000 are used for the payment of other borrowed funds. If the Underwriters' over-allotment option is exercised in full, 204,545 shares of Common Stock would be sold by the Company resulting in net proceeds to the Company from the Offering of $15,679,000.

                                DIVIDEND POLICY

  Holders of Common Stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. During 1998, 1997 and 1996, the Company declared and paid cash dividends per share on its Common Stock as follows:

   FOR THREE MONTH PERIOD ENDED                 DATE PAID    DIVIDENDS PER SHARE
   ----------------------------              --------------- -------------------
   September 30, 1998....................... October 9, 1998       $.0300
   FOR SIX MONTH PERIOD ENDED
   --------------------------
   June 30, 1998............................ July 1, 1998           .0567
   December 31, 1997........................ January 2, 1998        .0547
   June 30, 1997............................ July 1, 1997           .0462
   December 31, 1996........................ January 2, 1997        .0462
   June 30, 1996............................ July 1, 1996           .0461

  The Company began the regular payment of quarterly cash dividends on the Common Stock in the third quarter of 1998. However, continued payment of dividends is subject to the discretion of the Company's Board of Directors. In determining whether to make dividend payments and in establishing the amount of any dividends to be paid, the Board will consider the Company's earnings, capital requirements and financial condition, prospects for future earnings, federal economic and regulatory policies, general business conditions and other relevant factors, certain of which are beyond the control of the Company. See "Supervision and Regulation" and "Description of Capital Stock."

  The primary source of funds for dividends paid by the Company to its shareholders is the dividend income received from the Bank. There are certain restrictions on the payment of such dividends imposed by federal and state banking laws, regulations and authorities. Under Mississippi law, the payment of dividends by the Bank must be approved by the Mississippi Department of Banking and Consumer Finance. The FDIC also has the authority to regulate the payment of dividends and to prohibit a regulated depository institution from engaging in what in such agency's opinion constitutes an unsafe or unsound practice for conducting business. Depending upon the financial condition of the depository institution, payment of dividends could be deemed to constitute such an unsafe or unsound practice. In addition, a depository institution may not pay a dividend or otherwise make a capital distribution if the payment thereof would cause such institution to fail to satisfy its capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital" and "Supervision and Regulation--The Bank."

  Although management believes that the Bank will be able to generate sufficient earnings to pay dividends to the Company in amounts sufficient to continue the Company's current dividend policy with respect to the Common Stock, there can be no assurance that the Bank will be able to generate such earnings or to pay such dividends in the future.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth certain financial information for the Company on a consolidated historical basis. Such information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and notes appearing elsewhere in this Prospectus. The selected financial information of the Company as of and for the years ended December 31, 1997, 1996 and 1995, has been derived from the consolidated financial statements of the Company audited by Ernst & Young LLP, independent auditors, whose report with respect thereto is included elsewhere in this Prospectus. The selected financial information of the Company as of and for the years ended December 31, 1994 and 1993, has been derived from the consolidated financial statements of the Company audited by McArthur, Thames, Slay and Dews, PLLC, independent auditors. The selected financial and operating information for the nine months ended September 30, 1998 and 1997 has been derived from the unaudited consolidated financial statements of the Company included elsewhere in this Prospectus. The unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) which management of the Company considers necessary for a fair presentation of the consolidated financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1998, are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998. Factors affecting the comparability of certain indicated periods are discussed below under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                          AS OF AND FOR THE
                          NINE MONTHS ENDED
                            SEPTEMBER 30,      AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                          ------------------  ------------------------------------------------
                            1998      1997      1997      1996      1995      1994      1993
                          --------  --------  --------  --------  --------  --------  --------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income.........  $ 17,563  $ 14,187  $ 19,442  $ 16,190  $ 13,903  $ 11,357  $ 10,008
Interest expense........    10,213     7,744    10,536     8,429     7,100     5,307     4,592
Net interest income.....     7,350     6,443     8,906     7,761     6,803     6,050     5,416
Provision for loan
 losses.................       559       503       725       557       517       638       580
Non-interest income.....     2,537     2,023     2,689     2,325     1,751     1,590     1,519
Non-interest expense....     6,181     5,518     7,677     6,890     6,146     5,491     4,697
Income before taxes.....     3,147     2,445     3,193     2,639     1,891     1,511     1,658
Net income..............     2,360     1,787     2,339     2,028     1,474     1,189     1,293
BALANCE SHEET DATA:
Total assets............  $315,694  $236,596  $247,022  $207,330  $169,636  $151,895  $139,666
Total securities........    90,239    58,025    58,921    41,562    33,037    32,864    36,540
Total loans, net........   188,876   154,833   159,552   140,318   119,556   103,268    85,795
Allowance for loan
 losses.................     3,517     3,060     3,101     2,837     2,529     2,427     2,140
Total deposits..........   277,618   205,894   211,498   185,404   156,631   139,209   129,194
Other borrowed funds....    17,720    14,000    17,620     7,000       --        --        --
Total stockholders'
 equity.................    18,678    15,288    16,160    13,473    11,765    10,123     9,971
PER SHARE DATA:
Net income per share--
 basic and diluted......  $   0.86  $   0.67  $   0.87  $   0.75  $   0.54  $   0.43  $   0.46
Book value..............      6.75      5.82      5.88      4.97      4.34      3.62      3.57
Cash dividends per
 share..................    0.0860    0.0476    0.1002    0.0923    0.0923    0.0895    0.0895
PERFORMANCE RATIOS:
Return on average
 assets.................      1.09%     1.06%     1.02%     1.06%     0.90%     0.80%     0.98%
Return on average
 equity.................     18.24     16.65     15.69     15.88     13.56     11.66     13.59
Net interest margin.....      3.65      4.12      4.20      4.41      4.50      4.92      4.89
Efficiency ratio........        63        65        66        68        72        72        68
ASSET QUALITY RATIOS:
Allowance for loan
 losses to nonperforming
 loans..................       424%      617%      777%      360%      295%      366%      571%
Allowance for loan
 losses to total loans..      1.79      1.90      1.87      1.93      2.01      2.25      2.39
Nonperforming assets to
 total loans............      0.70      0.62      0.49      1.06      0.93      0.76      0.69
Net loan charge-offs to
 average loans..........      0.08      0.19      0.30      0.19      0.38      0.36      0.17
CAPITAL RATIOS:
Leverage ratio..........      6.24%     6.72%     6.87%     7.11%     7.19%     7.14%     7.15%
Average stockholders'
 equity to average total
 assets.................      5.96      6.35      6.49      6.69      6.63      6.82      7.20
Tier 1 risk-based
 capital ratio..........      9.02      9.73      9.84      9.67     10.21     10.50     11.31
Total risk-based capital
 ratio..................     10.27     10.98     11.09     10.92     11.47      9.31     12.57
Dividend payout ratio...        10        7         12        12        17        21        18

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of the Company's balance sheets and statements of income. This section should be read in conjunction with the Company's Consolidated Financial Statements and accompanying Notes and other detailed information appearing elsewhere in this Prospectus.

  This discussion includes various forward-looking statements with respect to credit quality (including delinquency trends and the allowance for loan losses), corporate objectives and other financial and business matters. When used in this discussion the words "anticipate," "project," "expect," "believe," and similar expressions are intended to identify forward-looking statements. The Company cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, all of which may change over time. Actual results could differ materially from forward-looking statements.

  In addition to factors disclosed by the Company elsewhere in this Prospectus, including those discussed under the heading "Risk Factors," the following factors, among others, could cause actual results to differ materially from such forward-looking statements: exposure to local economic conditions, interest rate risk, credit quality, risks inherent in consumer and commercial lending, competition, the extent and timing of legislative and regulatory actions and reforms and the Year 2000 issue.

OVERVIEW

  Since 1995, the Company's net income, earning assets and deposits have increased substantially. Net income grew 32.1% from $1.8 million in the first nine months of 1997 to $2.4 million in the first nine months of 1998. Net income increased 37.6% from $1.5 million in 1995 to $2.0 million in 1996 and increased 15.3% to $2.3 million in 1997. Total loans rose 58.0% from $119.6 million at December 31, 1995 to $188.9 million at September 30, 1998. Total securities increased 173.1% from $33.0 million at December 31, 1995 to $90.2 million at September 30, 1998. Total deposits increased 77.2% from $156.6 million at December 31, 1995 to $277.6 million at September 30, 1998.

  The growth in net income has been caused primarily by higher income resulting from increased volume in earning assets. Loans have increased because of greater market penetration and strong loan demand in the Company's market area due to economic growth. Securities have risen because of additional funds available for investment resulting from increased deposits and other borrowed funds. Deposits increased because of the Company's strategies to attract new deposits and strong economic growth in the region. The rise in net income has been partially offset by a decline in the net interest margin from 4.50% for 1995 to 3.65% for the nine months ended September 30, 1998.

  The Company expects continued growth to result from the Company's plan to increase its presence in the Hattiesburg market area through additional banking centers and from competitive advantages arising out of the acquisition of local banks by regional banks.

             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

RESULTS OF OPERATIONS

NET INTEREST INCOME

  The principal source of the Company's revenue is net interest income. Net interest income is the difference between interest income on interest-earning assets, principally loans and investment securities, and the interest expense on interest-bearing deposits and borrowings used to fund those assets. Net interest income is impacted by both changes in the amount and composition of interest-earning assets and interest-bearing liabilities and the level of interest rates. The change in net interest income is typically measured by net interest spread and net interest margin. Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Net interest margin is determined by dividing net interest income by average interest-earning assets.

  Net interest income increased 14.8% in 1997 as compared to 1996, following a 14.1% increase in 1996 as compared to 1995. The increase in 1997 is attributable to an increase in the Company's average interest-earning assets of 20.7%, principally in the loan and investment securities portfolios. Interest-bearing liabilities and average cost of interest-bearing liabilities also increased limiting the growth of net interest income. The increase in 1996 was due to growth in the average interest-earning assets of 16.3%, principally in the consumer and commercial loan portfolios. See "--Loan Portfolio."

  During 1997, average interest-bearing liabilities increased $34.7 million to $193.4 million, an increase of 21.8% over 1996. This was primarily from increases in other borrowed funds, time deposits and transaction accounts. In 1996, average interest-bearing liabilities increased 16.7% to $158.7 million. This increase of $22.8 million was primarily in time deposits and transaction accounts.

  The Company's net interest margin was 4.20% in 1997, 4.41% in 1996 and 4.50% in 1995. The reduction in net interest margin in 1997 from 1996 resulted from a decrease in yield on interest-earning assets of 0.05% while the Company's cost of interest-bearing liabilities increased 0.14%. The net reduction in net interest margin in 1996 as compared to 1995 resulted from an increase in yield on interest-earning assets of 0.01% offset by an increase in cost of interest-bearing liabilities of 0.09%.

  The net interest margin may be negatively impacted by the interest rate environment and changes in the earning asset mix and deposit funding fix. Approximately $10.0 million of the Company's other borrowings from the FHLB are adjustable rate advances and are subject to changes in market interest rates. Increased rates may negatively impact the Company's borrowing and deposit funding costs.

  Table 1 provides detailed information as to average balances, interest income/expense, and rates by major balance sheet category for years ended December 31, 1997 through 1995.

TABLE 1--AVERAGE BALANCE SHEETS AND RATES FOR DECEMBER 31, 1997, 1996 AND 1995

                                    1997                       1996                       1995
                          -------------------------- -------------------------- --------------------------
                          AVERAGE            AVERAGE AVERAGE            AVERAGE AVERAGE            AVERAGE
                          BALANCE   INTEREST  RATE   BALANCE   INTEREST  RATE   BALANCE   INTEREST  RATE
                          --------  -------- ------- --------  -------- ------- --------  -------- -------
                                                          (IN THOUSANDS)
ASSETS
EARNING ASSETS:
U.S. Treasury securities
 and obligations of U.S.
 agencies...............  $ 22,110   $1,493    6.75% $  9,875   $  583    5.90% $  8,548   $  560    6.55%
Obligations of state and
 political
 subdivisions (1).......    24,139    1,844    7.64    23,751    1,850    7.79    20,941    1,667    7.96
Mortgage-backed
 securities.............     5,985      399    6.66     5,885      361    6.13     6,320      426    6.74
Federal Home Loan Bank
 stock..................       818       52    6.36       511       31    6.07       361       24    6.65
Federal funds sold......     5,478      297    5.42     3,836      204    5.32     4,578      274    5.99
Total loan and fees.....   153,656   15,984   10.40   131,956   13,790   10.45   110,389   11,519   10.43
                          --------   ------          --------   ------          --------   ------
TOTAL EARNING ASSETS
 (1)....................   212,186   20,069    9.46   175,814   16,819    9.57   151,137   14,470    9.57
Less: Allowance for loan
 losses.................    (3,020)                    (2,767)                    (2,494)
NON-EARNING ASSETS
Cash and due from
 banks..................     7,915                      7,732                      6,810
Premises and equipment,
 net....................     6,476                      5,399                      4,429
Other assets............     6,043                      4,687                      4,073
                          --------                   --------                   --------
TOTAL ASSETS............  $229,600                   $190,865                   $163,955
                          ========                   ========                   ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
INTEREST BEARING
 LIABILITIES:
Transaction accounts....  $ 53,344    2,387    4.47  $ 44,394    1,944    4.38  $ 35,384    1,414    4.00
Savings accounts........     8,881      243    2.74     8,763      249    2.84     8,447      250    2.96
Time deposits...........   120,269    7,169    5.96   104,129    6,165    5.92    91,809    5,419    5.90
Other borrowed funds....    10,866      737    6.78     1,418       71    5.01       311       17    5.47
                          --------   ------          --------   ------          --------   ------
TOTAL INTEREST BEARING
 LIABILITIES............   193,360   10,536    5.45   158,704    8,429    5.31   135,951    7,100    5.22
                                     ------   -----             ------   -----             ------   -----
NON-INTEREST BEARING
 LIABILITIES:
Non-interest bearing
 deposits...............    19,524                     17,721                     16,015
Other liabilities.......     1,813                      1,669                      1,116
Stockholders' equity....    14,903                     12,771                     10,873
                          --------                   --------                   --------
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY...  $229,600                   $190,865                   $163,955
                          ========                   ========                   ========
Net interest income
 (1)....................             $9,533                     $8,390                     $7,370
                                     ======                     ======                     ======
Net interest spread
 (1)....................                       4.01%                      4.26%                      4.35%
                                              =====                      =====                      =====
Net interest margin
 (1)....................                       4.49%                      4.77%                      4.88%
                                              =====                      =====                      =====

--------
Note: Calculations include non-accruing loans in the average loan amounts outstanding.

(1) The interest earned on non-taxable securities is reflected on a tax equivalent basis assuming a federal income tax rate of 34% for all periods presented.

  Table 2 presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities affected the Company's interest income and interest expense during the years indicated. Information is provided in each category with respect to: (1) changes attributable to changes in volume; (2) changes attributable to changes in rate; and (3) net change.

TABLE 2--VOLUME/RATE VARIANCE ANALYSIS

                           YEAR ENDED DECEMBER 31, 1997      YEAR ENDED DECEMBER 31, 1996
                                   COMPARED TO                       COMPARED TO
                           YEAR ENDED DECEMBER 31, 1996      YEAR ENDED DECEMBER 31, 1995
                          ---------------------------------  --------------------------------
                               INCREASE/(DECREASE)               INCREASE/(DECREASE)
                                      DUE TO                            DUE TO
                          ---------------------------------  --------------------------------
                           TOTAL NET                          TOTAL NET
                             CHANGE      VOLUME     RATE       CHANGE      VOLUME     RATE
                          ------------  ---------- --------  ------------ ---------  --------
                                                (IN THOUSANDS)
INTEREST INCOME(1):
U.S. Treasury securities
 and obligations of U.S.
 agencies...............   $      910   $      826 $     84   $      23   $      78  $    (55)
Obligations of state and
 political
 subdivisions...........           (6)          30      (36)        183         219       (36)
Mortgage-backed
 securities.............           38            7       31         (65)        (27)      (38)
Federal Home Loan Bank
 stock..................           21           20        1           7          10        (3)
Federal funds sold......           93           89        4         (70)        (40)      (30)
Total loans and fees....        2,194        2,257      (63)      2,271       2,254        17
                           ----------   ---------- --------   ---------   ---------  --------
TOTAL INCREASE
 (DECREASE) IN INTEREST
 INCOME.................        3,250        3,229       21       2,349       2,494      (145)
INTEREST EXPENSE:
Interest bearing
 liabilities:
Transaction accounts....          443          401       42         530         395       135
Saving accounts.........           (6)           3       (9)         (1)          9       (10)
Time deposits...........        1,004          962       42         746         729        17
Other borrowed funds....          666          641       25          54          55        (1)
                           ----------   ---------- --------   ---------   ---------  --------
TOTAL INCREASE IN
 INTEREST EXPENSE.......        2,107        2,007      100       1,329       1,188       141
                           ----------   ---------- --------   ---------   ---------  --------
INCREASE (DECREASE) IN
 NET INTEREST INCOME....   $    1,143   $    1,222 $    (79)  $   1,020   $   1,306  $   (286)
                           ==========   ========== ========   =========   =========  ========

--------
(1) Interest income for loans on non-accrual status has been excluded from interest income.

NON-INTEREST INCOME

  Table 3 illustrates the Company's primary sources of non-interest income. Non-interest income increased 15.7% to $2.7 million in 1997 from $2.3 million in 1996. The non-interest income for 1996 increased $574,000 or 32.8% from $1.8 million in 1995.

TABLE 3--ANALYSIS OF NON-INTEREST INCOME

                                                                    PERCENT
                                                                   INCREASE
                                        YEAR ENDED DECEMBER 31,   (DECREASE)
                                        ----------------------- ---------------
                                         1997    1996    1995   1997/96 1996/95
                                        ------- ------- ------- ------- -------
                                            (IN THOUSANDS)
Service charges on deposit accounts.... $ 1,670 $ 1,519 $ 1,075   9.9%   41.3%
Mortgage loan fees.....................     362     260     226  39.2    15.0
Commissions on credit life insurance...     391     320     269  22.2    19.0
Other operating income.................     266     226     181  17.7    24.9
                                        ------- ------- -------
Total.................................. $ 2,689 $ 2,325 $ 1,751  15.7    32.8
                                        ======= ======= =======

  Service charges on deposit accounts increased in 1997 as compared to 1996 and in 1996 as compared to 1995 from increased quantity of transaction accounts. In addition, in 1995 the Company increased the fee structure for service charges on deposit accounts.

  Mortgage loan fees from 1995 to 1997 has been positively influenced by increases in secondary market residential loan originations due to historically low mortgage rates.

  Increases in commissions on credit life insurance in 1997 as compared to 1996 and in 1996 as compared to 1995 were due to increased loan originations.

NON-INTEREST EXPENSE

  As shown in Table 4, total non-interest expense increased by 11.4% to $7.7 million in 1997, as compared to $6.9 million in 1996. The non-interest expense in 1996 increased $744,000 or 12.1% over the $6.1 million in 1995.

  Non-interest expense levels are often measured using an efficiency ratio (non-interest expense divided by the sum of net interest income and non-interest income). The efficiency ratio measures the level of expense required to generate one dollar of revenue. Improvement in the ratio is measured by a reduction in the percentage reported. The Company's efficiency ratios for 1997, 1996 and 1995 were 66.2%, 68.3% and 71.8%, respectively.

TABLE 4--ANALYSIS OF NON-INTEREST EXPENSE

                                                                    PERCENT
                                                                   INCREASE
                                        YEAR ENDED DECEMBER 31,   (DECREASE)
                                        ----------------------- ---------------
                                         1997    1996    1995   1997/96 1996/95
                                        ------- ------- ------- ------- -------
                                            (IN THOUSANDS)
Salaries and employee benefits......... $ 4,173 $ 3,595 $ 3,068  16.1%   17.2%
Occupancy expense......................     610     504     439  21.0    14.8
Furniture and equipment expense........     878     787     780  11.6     0.9
Other operating expenses...............   2,016   2,004   1,859   0.6     7.8
                                        ------- ------- -------
Total.................................. $ 7,677 $ 6,890 $ 6,146  11.4    12.1
                                        ======= ======= =======

  Salary and employee benefits expense increased $578,000 or 16.1% in 1997 as compared to 1996. The increase reflects the cost of staffing MSI, which began operations in January of 1997, and additional staffing for the Purvis banking branch in December of 1996. Salary and employee benefit expense increased $527,000 or 17.2% in 1996 as compared to 1995. The increase in 1996 is due in part to the cost of staffing the Petal banking branch, which opened in May of 1996. In addition, these increases also reflect annual cost of living and merit increases for all employees.

  Occupancy expenses rose $106,000 or 21.0% in 1997 as compared to 1996 and $65,000 or 14.8% in 1996 as compared to 1995. These increases were primarily due to additional depreciation and building maintenance expenses attributable to the Purvis and Petal banking branches.

  Furniture and equipment expense increased $91,000 or 11.6% for 1997 from $787,000 in 1996. The increases were primarily due to depreciation and equipment maintenance expenses related to additional furniture and equipment for the Purvis and Petal banking branches.

  Marketing and development expenses increased 26.2% in 1997 as compared to 1996, following a 19.2% increase in 1996 as compared to 1995. The increases primarily resulted from increased advertising and promotional expenditures incurred to increase the number of loan and deposit customers. Marketing expenses can fluctuate from year to year based upon the timing and scope of various marketing initiatives.

  Insurance expenses decreased 40.8% in 1997 as compared to 1996 and 31.6% in 1996 as compared to 1995. FDIC deposit insurance expense decreased principally as a result of the federally mandated one-time assessment on the Bank's deposits insured in the FDIC's Savings Association Insurance Fund (SAIF). The 1996 federal legislation which mandated the one-time assessment provided for a future ongoing reduction in the FDIC's insurance rate premiums on SAIF insurance deposits. The Company benefited from a reduction of the FDIC's overall insurance rate premium charges that was partially offset by the one-time charge.

INCOME TAX EXPENSE

  The Company's effective income tax rate increased from 22.1% in 1995 to 23.2% in 1996 to 26.7% in 1997. The increase in the effective income tax rate is primarily attributable to a decrease in non-taxable income as a percentage of pretax income.

FINANCIAL CONDITION

LOAN PORTFOLIO

  The Company continued to experience loan growth throughout its markets in 1997 and 1996. Total loans increased 13.2% to $166.1 million at December 31, 1997, compared to $146.8 million at December 31, 1996. The increase in loans in 1996 was $21.2 million or 16.9% as compared to 1995.

  The Company's real estate loan portfolio increased 11.9% to $88.6 million at December 31, 1997 from $79.2 million at December 31, 1996. In 1996, the real estate portfolio increased $7.4 million or 10.3% from December 31, 1995. The Company's increased real estate loan demand has been principally for residential mortgages in the Bank's market areas. Residential loans increased $7.3 million from December 31, 1996 to December 31, 1997 and $6.9 million from December 31, 1995 to December 31, 1996. As a result of this increased loan demand, the Company has hired additional lending personnel. In addition, emphasis has also been placed on acquiring the deposit relationships from these loan customers.

  The Company's commercial loans increased by 16.2% to $25.6 million at December 31, 1997 from $22.0 million at December 31, 1996. The increase in commercial loans was $4.9 million or 28.7% at December 31, 1996 as compared to December 31, 1995. The increases in commercial loans have been principally due to increased economic activities in the Company's market areas.

  The Company's consumer loans increased to $52.0 million, including $6.3 million from SFSI, at December 31, 1997 from $45.6 million, including $6.1 million from SFSI at December 31, 1996. The increase in consumer loans was $8.9 million or 24.2% from 1995 to 1996. These increases are attributable to increased customer demands and the Company's marketing efforts to increase the number of consumer loan customers. Substantially all of the consumer loan portfolio consists of secured loans, the majority of which are collateralized by automobiles and personal property.

TABLE 5--LOANS BY TYPE

                                                    DECEMBER 31,
                                     -------------------------------------------
                                       1997     1996     1995     1994    1993
                                     -------- -------- -------- -------- -------
                                                   (IN THOUSANDS)
Real estate:
 Residential........................ $ 55,406 $ 48,062 $ 41,151 $ 36,005 $29,382
 Mortgage loans held for sale.......      421      361    1,245      574   1,086
 Construction.......................    4,226    4,680    4,479    6,428   2,706
 Commercial.........................   28,591   26,125   24,946   22,291  21,244
Consumer............................   51,965   45,555   36,678   33,668  27,626
Commercial..........................   25,556   21,992   17,082    9,132   7,489
                                     -------- -------- -------- -------- -------
Total Loans......................... $166,165 $146,775 $125,581 $108,098 $89,533
                                     ======== ======== ======== ======== =======

  The table below illustrates the Company's fixed rate maturities and repricing frequency for the loan portfolio:

TABLE 6--SELECTED LOAN DISTRIBUTION

                                                     DECEMBER 31, 1997
                                             ----------------------------------
                                                        ONE    OVER ONE   OVER
                                                       YEAR    THROUGH    FIVE
                                              TOTAL   OR LESS FIVE YEARS YEARS
                                             -------- ------- ---------- ------
                                                       (IN THOUSANDS)
Fixed rate maturities....................... $158,328 $84,271  $68,307   $5,750
Variable rate repricing frequency...........    7,837   4,486    2,026    1,325
                                             -------- -------  -------   ------
Total....................................... $166,165 $88,757  $70,333   $7,075
                                             ======== =======  =======   ======

  At December 31, 1997, 95.3% of the Company's loans had fixed rate maturities. Of the fixed rate portfolio, 30.1% of those loans have maturities of one year or less when originated or renewed. Such maturities allow the Company to reprice its portfolio frequently.

ALLOWANCE AND PROVISION FOR LOAN LOSSES

  The allowance for loan losses is regularly evaluated by management and approved by the Board of Directors and is maintained at a level believed to be adequate to absorb future loan losses in the Company's portfolio. The provision for loan losses is determined in part using an internal watch list developed by a review of essentially all loans by management. Loans are assigned a rating based on credit quality as determined by the borrower's payment history, the financial strength of the borrower or guarantor as measured by the balance sheet, earnings and cash flow quality, collateral values and the liquidity and quality of the collateral and assets of the borrower. Loans with a deterioration of credit quality are placed on the watch list. The provision for loan losses pertaining to the rated loans is determined by the amount of loans on the watch list and an allocation for loans that are not on the watch list based on the Company's historical charge off percentage. In addition, management considers the potential adverse impact of the economic trends in the Company's trade area on certain borrowers that are in cyclical businesses and the loan growth resulting from new loan customers. Management believes that the allowance for loan losses at December 31, 1997 was adequate. Although management believes it uses the best information available to make allowance provisions, future adjustments which could be material may be necessary if management's assumptions differ from the loan portfolio's actual future performance.

  The allowance for loan losses increased $264,000 to $3.1 million from December 31, 1996 to December 31, 1997. The increase is primarily attributable to an increase in the volume of loans. The Company's allowance for loan losses to total loan ratio decreased from 2.01% at December 1995 to 1.93% at December 31, 1996 to 1.87% at December 31, 1997.

  Net charge-offs were $461,000 during 1997 compared to $249,000 and $415,000 for 1996 and 1995, respectively. Of these net charge-offs, for the same years, $151,000, $88,000 and $245,000, respectively, pertained to SFSI. The Company's consumer loan portfolio accounted for 59.2%, 16.5% and 84.1% of net loan charge-offs for the years ended December 31, 1997, 1996 and 1995, respectively.

TABLE 7--SUMMARY OF LOAN LOSS EXPERIENCE

                                           AS OF AND FOR THE YEAR ENDED
                                                   DECEMBER 31,
                                        --------------------------------------
                                         1997    1996    1995    1994    1993
                                        ------  ------  ------  ------  ------
                                                  (IN THOUSANDS)
Allowance for loan losses at beginning
 of year............................... $2,837  $2,529  $2,427  $2,140  $1,700
Charge-offs:
  Real Estate..........................    --      (50)    (28)    --      (52)
  Consumer.............................   (400)   (270)   (516)   (120)   (187)
  Commercial...........................   (238)   (168)    (88)   (370)   (118)
                                        ------  ------  ------  ------  ------
    Total..............................   (638)   (488)   (632)   (490)   (357)
Recoveries:
  Real Estate..........................     10     --        4      14     114
  Consumer.............................    127     229     167      34      21
  Commercial...........................     40      10      46      91      82
                                        ------  ------  ------  ------  ------
    Total..............................    177     239     217     139     217
                                        ------  ------  ------  ------  ------
Net loan charge-offs...................   (461)   (249)   (415)   (351)   (140)
Provision for loan losses..............    725     557     517     638     580
                                        ------  ------  ------  ------  ------
Allowance for loan losses at end of
 year.................................. $3,101  $2,837  $2,529  $2,427  $2,140
                                        ======  ======  ======  ======  ======
Ratios:
  Allowance for loan losses to total
   loans...............................   1.87%   1.93%   2.01%   2.25%   2.39%
  Net loan charge-offs to average loans
   outstanding for the year............   0.30    0.19    0.38    0.36    0.17
  Allowance for loan losses to non-
   performing loans....................    777     360     295     366     571

  The following table is management's allocation of the allowance for loan losses by loan type. Allowance allocation is based on management's assessment of economic conditions, past loss experience, loan volume, loan quality, past due history and other factors. Since these factors are subject to change, the allocation is not necessarily predictive of future portfolio performance.

TABLE 8--MANAGEMENT'S ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                                  DECEMBER 31,
                         ----------------------------------------------------------------------------------------------
                                1997               1996               1995               1994               1993
                         ------------------ ------------------ ------------------ ------------------ ------------------
                                   PERCENT            PERCENT            PERCENT            PERCENT            PERCENT
                                   OF LOANS           OF LOANS           OF LOANS           OF LOANS           OF LOANS
                         ALLOCATED TO TOTAL ALLOCATED TO TOTAL ALLOCATED TO TOTAL ALLOCATED TO TOTAL ALLOCATED TO TOTAL
                         ALLOWANCE  LOANS   ALLOWANCE  LOANS   ALLOWANCE  LOANS   ALLOWANCE  LOANS   ALLOWANCE  LOANS
                         --------- -------- --------- -------- --------- -------- --------- -------- --------- --------
                                                                 (IN THOUSANDS)
Real Estate.............  $  936     53.3%   $  881     54.0%   $  817     57.2%   $  754     60.4%   $  583     60.8%
Consumer................   1,355     31.3     1,293     31.0     1,268     29.2       925     31.2       739     30.8
Commercial..............     546     15.4       357     15.0       160     13.6       122      8.4       201      8.4
Unallocated.............     264       --       306       --       284       --       626       --       617       --
                          ------    -----    ------    -----    ------    -----    ------    -----    ------    -----
Total...................  $3,101    100.0%   $2,837    100.0%   $2,529    100.0%   $2,427    100.0%   $2,140    100.0%
                          ======    =====    ======    =====    ======    =====    ======    =====    ======    =====

ASSET QUALITY

  Loans (including any impaired loans under SFAS 114 and 118) are placed on non-accrual status when they become past due 90 days or more as to principal or interest, unless they are adequately secured and in the process of collection. When loans are placed on non-accrual status, all unpaid accrued interest is reversed. These loans remain on non-accrual status until the borrower demonstrates the ability to remain current or the loan is deemed uncollectible and is charged off. SFSI consumer loans are charged off when they reach 120 days past due.

  Table 9 provides information related to non-performing assets and loans 90 days or more past due. Accruing loans contractually 90 days or more past due decreased slightly from $387,000 at December 31, 1996, to $252,000 at December 31, 1997. Should the underlying collateral be determined to be insufficient to satisfy the obligation, the loan is classified and the Company's allowance is increased accordingly. Historically, the Company's security in residential loans has been adequate and has acted to limit the Company's exposure to loss. Loans on non-accrual status decreased from $400,000 to $147,000 from December 31, 1996 to December 31, 1997.

TABLE 9--NON-PERFORMING ASSETS

                                                      DECEMBER 31,
                                              --------------------------------
                                              1997   1996    1995   1994  1993
                                              ----  ------  ------  ----  ----
                                                     (IN THOUSANDS)
Loans on non-accrual status(1)(2)...........  $147  $  400  $  645  $313  $  3
Loans past due 90 days or more..............   252     387     211   351   372
                                              ----  ------  ------  ----  ----
Total non-performing loans..................   399     787     856   664   375
Other real estate owned.....................   411     767     309   157   244
                                              ----  ------  ------  ----  ----
Total non-performing assets.................  $810  $1,554  $1,165  $821  $619
                                              ====  ======  ======  ====  ====
Percentage of non-performing loans to total
 loans......................................  0.24%   0.54%   0.68% 0.61% 0.42%
Percentage of non-performing assets to total
 loans......................................  0.49    1.06    0.93  0.76  0.69

--------
(1) There were no impaired loans for the years indicated.
(2) The interest income that would have been earned and received on non-accrual loans was not material.


INVESTMENT SECURITIES

  The investment securities portfolio consists of U.S. Treasury securities, obligations of U.S. government agencies, obligations of states and political subdivisions and mortgage-backed securities (MBS). MBS consist of 15 year and 30 year fixed and 7 year balloon mortgage securities, underwritten and guaranteed by FNMA, FHLMC and GNMA, government-sponsored agencies.

  Securities, including those classified as held to maturity and available for sale, increased from $33.0 million at December 31, 1995 to $41.6 million at December 31, 1996, to $58.9 million at December 31, 1997.

TABLE 10--DEBT SECURITIES AVAILABLE FOR SALE

                                                  DECEMBER 31, 1997
                                        -------------------------------------
                                                            AVERAGE  WEIGHTED
                                        CARRYING ESTIMATED  MATURITY AVERAGE
                                         VALUE   FAIR VALUE IN YEARS  YIELD
                                        -------- ---------- -------- --------
                                           (IN THOUSANDS)
U. S. Treasury securities and obliga-
 tions of U.S. government agencies:
  Over one through five years.......... $ 2,755   $ 2,755      2.6     6.39%
  Over five through ten years..........  16,906    16,906     8.10     7.22
  Over ten years.......................   4,035     4,035     14.8     7.50
                                        -------   -------
    Total..............................  23,696    23,696              7.17
Obligations of states and political
 subdivision:
  Within one year......................     437       437      0.5     9.20(1)
  Over one through five years..........   2,452     2,452      3.5     6.98(1)
  Over five through ten years..........   5,036     5,036      7.8     7.70(1)
  Over ten years.......................   1,833     1,833     12.3     8.23(1)
                                        -------   -------
    Total..............................   9,758     9,758              7.68(1)
Mortgage-backed securities.............   3,356     3,356              7.51
                                        -------   -------
Total debt securities available for
 sale.................................. $36,810   $36,810
                                        =======   =======

TABLE 11--DEBT SECURITIES HELD TO MATURITY

                                                  DECEMBER 31, 1997
                                        -------------------------------------
                                                            AVERAGE  WEIGHTED
                                        CARRYING ESTIMATED  MATURITY AVERAGE
                                         VALUE   FAIR VALUE IN YEARS  YIELD
                                        -------- ---------- -------- --------
                                          (IN THOUSANDS)
U. S. Treasury securities and obliga-
 tions of U.S. government agencies:
  Over one through five years.......... $ 4,413   $ 4,393      2.8     5.87%
  Over five through ten years..........     498       501      5.7     5.81
                                        -------   -------
    Total..............................   4,911     4,894              5.86
Obligations of states and political
 subdivisions:
  Within one year......................   1,675     1,685      0.5     8.67(1)
  Over one through five years..........   5,968     5,987      3.1     7.11(1)
  Over five through ten years..........   4,713     4,721      7.4     7.44(1)
  Over ten years.......................   2,557     2,581     12.7     8.27(1)
                                        -------   -------
    Total..............................  14,913    14,974              7.55(1)
Mortgage-backed securities.............   2,287     2,335              7.52
                                        -------   -------
Total debt securities held to maturi-
 ty.................................... $22,111   $22,203
                                        =======   =======

--------
(1) The weighted average yield on non-taxable securities is reflected on a tax equivalent basis assuming a federal income tax rate of 34% for all periods presented.

TABLE 11A--ANALYSIS OF DEBT SECURITIES

                                                            DECEMBER 31,
                                                       -----------------------
                                                        1997    1996    1995
                                                       ------- ------- -------
                                                           (IN THOUSANDS)
U.S. Treasury securities and obligations of U.S. gov-
 ernment agencies..................................... $23,696 $ 5,118 $ 4,342
Obligations of states and political subdivision.......   9,758  10,740  11,494
Mortgage-backed securities............................   3,356   2,802     817
                                                       ------- ------- -------
Total debt securities available for sale.............. $36,810 $18,660 $16,653
                                                       ======= ======= =======

                                                            DECEMBER 31,
                                                       -----------------------
                                                        1997    1996    1995
                                                       ------- ------- -------
                                                           (IN THOUSANDS)
U.S. Treasury securities and obligations of U.S. gov-
 ernment agencies..................................... $ 4,911 $ 5,658 $ 2,284
Obligations of states and political subdivision.......  14,913  13,697  12,175
Mortgage-backed securities............................   2,287   3,547   1,925
                                                       ------- ------- -------
Total debt securities held to maturity................ $22,111 $22,902 $16,384
                                                       ======= ======= =======

DEPOSITS

  Total deposits increased from $185.4 million at December 31, 1996 to $211.5 million at December 31, 1997. Of that increase, time deposits increased by $16.8 million from 1996 to 1997. Management continues to seek retail and commercial deposits through its marketing initiatives for transaction and savings accounts and competitive rates for time deposits. As of December 31, 1997, public funds deposits totaled $25.1 million or 11.9% of total deposits. These deposits are considered to be a stable source of funds and are targeted in the Company's deposit marketing initiatives.

TABLE 12--DEPOSITS

                                                                DECEMBER 31,
                                                              -----------------
                                                                1997     1996
                                                              -------- --------
                                                               (IN THOUSANDS)
Demand (NOW, SuperNOW and Money Market)...................... $ 50,765 $ 46,610
Savings......................................................    8,877    8,384
Individual retirement accounts...............................   11,058    9,654
Time deposits, $100,000 and over.............................   35,635   29,329
Other time deposits..........................................   81,112   70,657
                                                              -------- --------
Total interest bearing deposits..............................  187,447  164,634
Total non-interest bearing deposits..........................   24,051   20,770
                                                              -------- --------
Total........................................................ $211,498 $185,404
                                                              ======== ========

TABLE 13--MATURITY OF TIME DEPOSITS $100,000 AND OVER

                                                                      AS OF
                                                                   DECEMBER 31,
                                                                       1997
                                                                  --------------
                                                                  (IN THOUSANDS)
Three months or less.............................................    $ 8,058
Over three months through six months.............................      4,962
Over six months through twelve months............................      6,340
Over twelve months...............................................     16,275
                                                                     -------
Total............................................................    $35,635
                                                                     =======

OTHER BORROWED FUNDS

  Other borrowed funds from the FHLB, Bank of America and BancOne, formerly First National Bank of Commerce, increased from $7.0 million at December 31, 1996, to $17.6 million at December 31, 1997. The $10.0 million borrowed from the FHLB was used to purchase debt securities resulting in a favorable interest rate spread. A $5.0 million revolving line of credit ($4.0 million outstanding at December 31, 1997) was obtained from Bank of America during 1997 to finance part of the consumer loan portfolio of SFSI. Prior to obtaining this line of credit, SFSI's funding was provided by the Bank. The $4.0 million ($3.6 million at December 31, 1997) from BancOne was used to capitalize MSI and to provide additional equity capital to the Bank. Additional borrowings above current levels will be evaluated by management, with consideration given to the growth of the Bank's loan portfolio, liquidity needs, cost of retail deposits, market conditions, and other factors.

LIQUIDITY

  The Company maintains sufficient liquidity to fund loan demand, deposit withdrawals and debt repayments. Liquidity is managed by retaining sufficient liquid assets in the form of cash and cash equivalents and core deposits to meet such demand. Funding and cash flows can also be realized from the investment securities portfolio and pay downs from the loan portfolio. The Bank also provides access to the retail deposit market. In addition, the Company has funds available under a line of credit, federal funds lines and additional FHLB borrowings to address liquidity needs.

  The Company's objectives include preserving an adequate liquidity position. Asset/liability management is designed to ensure safety and soundness, maintain liquidity and regulatory capital standards, and achieve an acceptable net interest margin. The Company continues to experience strong loan demand and management continues to monitor interest rate and liquidity risks while implementing appropriate funding and balance sheet strategies.

  Net cash provided by operating activities and deposits from customers have historically been primary sources of liquidity for the Company. Net cash provided by operating activities totaled $3.6 million, $4.0 million and $2.3 million in 1997, 1996 and 1995, respectively, and $1.1 million for the nine months ended September 30, 1998. The net cash provided by increases in deposits was $26.1 million, $28.8 million and $17.4 million in 1997, 1996 and 1995, respectively, and $66.1 million for the nine months ended September 30, 1998. Net cash used in investing activities has been primarily for funding the net increase in loans of $19.9 million, $22.8 million and $16.5 million in 1997, 1996 and 1995, respectively, and in securities of $16.9 million, $8.8 million and $.9 million in 1997, 1996 and 1995, respectively. The net cash used in investing activities has been primarily for funding the net increase in loans and securities of $28.5 million and $30.9 million, respectively in the nine months ended September 30, 1998. The Company also had net bank borrowings of $6.6 million in 1997 and $7.0 million in 1996. There were no net bank borrowings in 1995 and the nine months ended September 30, 1998.

CAPITAL

  Regulatory agencies measure capital adequacy within a framework that makes capital requirements, in part, dependent on the individual risk profiles of financial institutions. The Company improved its capital position during 1997 due to the increased retained earnings achieved during the year. The Company's capital to average assets ratio was 7.04% at December 31, 1997 as compared to 7.06% at December 31, 1996. At December 31, 1997, the Company exceeded the Federal Reserve Board's regulatory definition of a "well capitalized" institution. See Note 10 to the Consolidated Financial Statements.

ASSET/LIABILITY MANAGEMENT AND MARKET RISK

  Asset/liability management control is designed to ensure safety and soundness, maintain liquidity and regulatory capital standards, and achieve acceptable net interest income. Management considers interest rate risk to be the Company's most significant market risk. Interest rate risk is the exposure to adverse changes in the net interest income as a result of market fluctuations in interest rates.

  Management regularly monitors interest rate risk in relation to prospective market and business conditions. The Company's Board of Directors sets policy guidelines establishing maximum limits on the Company's interest rate risk exposure. Management monitors and adjusts exposure to interest rate fluctuations as influenced by the Company's loan, investment and deposit portfolios.

  The Company uses an earnings simulation model to analyze net interest income sensitivity. Potential changes in market interest rates and their subsequent effect on interest income are then evaluated. The model projects the effect of instantaneous movements in interest rates of 200 basis points. Assumptions based on the historical behavior of the Company's deposit rates and balances in relation to changes in interest rates are also incorporated into the model. These assumptions are inherently uncertain, and as a result, the model cannot precisely measure net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes, as well as changes in market conditions and the application of various management strategies.

  Interest rate risk management focuses on maintaining acceptable net interest income within policy limits approved by the Board of Directors. The Company's Board of Directors monitors and manages interest rate risk to maintain an acceptable level of change to net interest income resulting from market interest rate changes. The Company's interest rate risk policy, as approved by the Board of Directors, is stated in terms of the change in net interest income given a 200 basis point immediate and sustained increase or decrease in market interest rates. The current limits approved by the Board of Directors are plus or minus 10% of net interest income for a 200 basis point movement.

  In 1996, the Company's Board of Directors determined that interest rates were likely to decline and that this decline could cause net interest income to fall outside of the 10% range established in the asset/liability policy because the yield on loans would be adversely affected more than on other earning assets or the cost of interest bearing liabilities. As a result, in August of 1996 and January of 1997, the Company purchased interest rate "floors" in a notional amount of $20 million, which effectively converted approximately 12% of the Company's loans at December 31, 1997 to a minimum fixed rate basis. A premium of $258,500 was paid for the floors and is being amortized over the three-year term. The index used is the three-month LIBOR rate with a 6% floor rate. The three-month LIBOR rate was 5.25% at September 30, 1998. Through September 30, 1998, the Bank has amortized $169,445 of the premium and received $124,645, which has been recognized as adjustments to net interest income.

  The following table illustrates the Company's estimated annualized earnings sensitivity profile as of December 31, 1997:

TABLE 14--INTEREST RATE SENSITIVITY

                                           DECREASE                 INCREASE
                                          IN RATES--               IN RATES--
                                       200 BASIS POINTS  BASE   200 BASIS POINTS
                                       ---------------- ------- ----------------
                                                    (IN THOUSANDS)
PROJECTED INTEREST INCOME:
Loans.................................     $18,864      $19,684     $26,814
Investment securities.................       4,422        4,666       4,982
Federal funds sold....................         433          680         927
                                           -------      -------     -------
TOTAL INTEREST INCOME.................      23,719       25,030      26,723
PROJECTED INTEREST EXPENSE:
Deposits..............................      11,635       12,658      13,718
Other borrowed funds..................         957        1,211       1,465
                                           -------      -------     -------
TOTAL INTEREST EXPENSE................      12,592       13,869      15,183
                                           -------      -------     -------
NET INTEREST INCOME...................     $11,127      $11,161     $11,540
                                           =======      =======     =======
Change from base......................     $   (34)                 $   379
% Change from base....................       (0.30)%                   3.40%

  Given an immediate, sustained 200 basis point increase to the yield curve used in the simulation model, it is estimated net interest income would increase 3.40%. A 200 basis point immediate, sustained decrease to the yield curve would decrease net interest income by an estimated 0.30%. These potential changes in net interest income are within the policy guidelines established by the Company's Board of Directors.

  These interest rate sensitivity profiles of the Company at any point in time will be affected by a number of factors. These factors include the mix of interest sensitive assets and liabilities and may not be a precise measurement of the effect of changing interest rates on the Company in the future.

YEAR 2000

  The Company continues to implement plans to address the Year 2000 issue. The issue arises from the fact that many existing computer programs were written to store only two digits of date-related information in order to more efficiently handle and store data. Thus, the programs were unable to properly distinguish between the year 1900 and the year 2000. The Company is in the process of assessing and converting or replacing various programs, hardware and instrumentation systems to make them Year 2000 compliant. The Company's Year 2000 project is comprised of two components--business applications and equipment.

  In assessing the Year 2000 problem, the Company is examining its own software and equipment, potential problems with borrowers, and potential problems with government entities and others providing services to the Company. In addition to computer equipment, the Company is assessing possible problems with micro-processors embedded within operating equipment, such as telecommunication equipment, vaults, security and alarm systems, and automated teller machines. As to borrowers, the Company began assessing the impact of the failure of a borrower's systems or a borrower's failure to comply with debt covenant terms regarding Year 2000 issues on the credit quality of the borrower's loan during 1998 by communicating with its significant existing and new loan customers and assessing whether the customers need to include potential remediation and/or replacement of systems as part of their Year 2000 program and when they will have that completed.

  The Company's President is Chairman of its Year 2000 committee. The Committee has developed an action plan to devote appropriate personnel resources to achieve Year 2000 compliance in a timely manner. Such personnel are working with the Company's Board of Directors and other members of management in completing the plan. The Company is also subject to oversight by the FDIC, the Federal Reserve Board and the Mississippi Department of Banking and Finance with respect to Year 2000 compliance.

  The Company has completed the Year 2000 awareness and assessment phases of the plan and has entered into the remediation phase. Management expects the implementation phase of the Year 2000 plan to be completed by December 31, 1998. Testing and any required corrective actions will be completed in the fourth quarter of 1998 and in 1999. The Company had expended approximately $62,500 through September 30, 1998 and projects the additional cost of remediation will be from $62,500 to $87,500, of which $25,000 to $50,000 will be incurred in 1999. To date, independent analysis of the Company's Year 2000 exposure has not been obtained. Approximately $60,000 to $70,000 is projected to be capitalized because certain systems and equipment are being replaced and these costs are associated with purchasing the new systems. Corrective actions to make the Company's core operating systems Year 2000 compliant will be made by the Company's software providers under existing licensing agreements with the Company at no additional expense. These expenses could vary from current estimates if the scope of the Company's Year 2000 remediation exceeds management's projections.

  The Year 2000 issue principally involves the installation of selected software releases which are Year 2000 compliant. Certain of these installations would have been scheduled for completion by the Year 2000 in the normal course of business. The Year 2000 compliance of the Company's software suppliers will be essential for the Company's successful implementation of its Year 2000 objectives.

  The Company is examining the Year 2000 issue's impact on services such as payroll and investment securities operations that are provided by third parties. Other vendors either have or will be contacted by Company personnel by December 31, 1998 in order to evaluate their response capabilities and readiness for Year 2000. Presently, the Company has no reason to believe that its software providers, service providers and vendors will not be able to adequately address the Year 2000 issue. To the extent the software providers', service providers' and vendors' responses are not satisfactory, the Company will consider new business relationships with alternate providers or vendors as necessary and to the extent alternatives are available.

  The Company is in the process of developing a contingency plan for Year 2000 issues, and intends to have such a plan established by March 31, 1999. The planning effort includes critical Company areas such as operations, personnel, network and business systems as well as systems external to the Company. The plan will address various alternatives and will include assessing a variety of scenarios that could emerge in the year 2000 and require the Company to react. Management is also aware that the Year 2000 problem could also present liquidity challenges as the year 2000 approaches. Assessing liquidity needs is an integral part of the Company's Year 2000 plan, although it is too early to determine whether additional liquidity may be needed.

          FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997

RESULTS OF OPERATIONS

  For the nine months ended September 30, 1998, net interest income increased $907,000 over the $6.4 million earned during the first nine months of 1997. During the first nine months of 1998, average interest-earning assets were $268.8 million, an increase of $60.5 million over the first nine months of 1997. This increase was primarily due to increases in the average loans of $26.8 million and in the average investment securities portfolio of $26.1 million. The yield on average interest-earning assets decreased from 9.08% during the first nine months of 1997 to 8.71% during the first nine months of 1998, principally as a result of lower yields on investment securities during the nine months ended September 30, 1998 as compared to the same period in 1997. Total average interest-bearing liabilities increased from $189.8 million in the first nine months of 1997 to $245.3 million in the first nine months of 1998. This increase was due to increases in average transaction accounts of $19.4 million, average time deposits of $28.1 million and average other borrowings of $7.7 million. The cost of average interest-bearing liabilities increased from 5.44% during the first nine months of 1997 to 5.55% in the first nine months of 1998 resulting from higher costs of time deposits and other borrowings for each of the nine months ended September 30, 1998 as compared to the same period in 1997.

  The Company's net interest margin was 3.65% during the first three quarters of 1998 as compared to 4.12% for the first three quarters of 1997. The reduction in net interest margin resulted from an increase in the rate on average interest-bearing liabilities of 0.11% and a reduction in the yield on average earning assets of 0.37%. The reduction in net interest margin was partially offset by a net increase in average earning assets over average interest-bearing liabilities of $5.0 million.

  Table 15 provides detailed information as to average balance, interest income/expense, and rates by major balance sheet category for the nine months ended September 30, 1998 and 1997.

TABLE 15--AVERAGE BALANCE SHEETS AND RATES FOR SEPTEMBER 30, 1998 AND 1997

                                    1998                       1997
                          -------------------------- --------------------------
                          AVERAGE            AVERAGE AVERAGE            AVERAGE
                          BALANCE   INTEREST  RATE   BALANCE   INTEREST  RATE
                          --------  -------- ------- --------  -------- -------
                               (IN THOUSANDS)             (IN THOUSANDS)
ASSETS
EARNING ASSETS:
U.S. Treasury securities
 and obligations of U.S.
 agencies...............  $ 31,987  $ 1,595    6.65% $ 20,419   $1,020    6.66%
Obligations of state and
 political subdivisions
 (1)....................    31,510    1,761    7.45    24,039    1,379    7.65
Mortgage-backed
 securities.............    13,524      545    5.37     6,501      336    6.89
Federal Home Loan Bank
 stock..................       837       26    4.14       775       22    3.78
Federal funds sold......    13,107      531    5.40     5,564      225    5.39
Total loan and fees.....   177,884   13,703   10.27   151,064   11,674   10.30
                          --------  -------          --------   ------
TOTAL EARNING ASSETS
 (1)....................   268,849   18,161    9.01   208,362   14,656    9.38
                          --------  -------          --------   ------
Less: Allowance for loan
 losses.................    (3,603)                    (3,005)
NON-EARNING ASSETS:
Cash and due from
 banks..................    10,725                      7,797
Premises and equipment,
 net....................     7,628                      6,347
Other assets............     6,025                      5,963
                          --------                   --------
TOTAL ASSETS............  $289,624                   $225,464
                          ========                   ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
INTEREST BEARING
 LIABILITIES:
Transaction accounts....  $ 72,296    2,596    4.79  $ 52,924    1,810    4.56
Savings accounts........     9,177      181    2.63     8,846      184    2.77
Time deposits...........   146,113    6,514    5.94   118,006    5,248    5.93
Other borrowed funds....    17,670      921    6.95     9,989      502    6.70
                          --------  -------          --------   ------
TOTAL INTEREST BEARING
 LIABILITIES............   245,256   10,212    5.55   189,765    7,744    5.44
                                    -------   -----             ------   -----
NON-INTEREST BEARING
 LIABILITIES:
Non-interest bearing
 deposits...............    25,072                     19,461
Other liabilities.......     2,047                      1,929
Stockholders' equity....    17,249                     14,309
                          --------                   --------
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY...  $289,624                   $225,464
                          ========                   ========
Net interest income
 (1)....................            $ 7,949                     $6,912
                                    =======                     ======
Net interest spread
 (1)....................                       3.46%                      3.94%
                                              =====                      =====
Net interest margin
 (1)....................                       3.94%                      4.42%
                                              =====                      =====

--------

Note: Calculations include non-accruing loans in the average loan amounts outstanding.

(1) The interest earned on non-taxable securities is reflected on a tax equivalent basis assuming a federal income tax rate of 34% for all periods presented.

  The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume; (ii) changes attributable to changes in rate; and (iii) the net change.

TABLE 16--VOLUME/RATE VARIANCE ANALYSIS

                                                  NINE MONTHS ENDED
                                           SEPTEMBER 30, 1998 COMPARED TO
                                                  NINE MONTHS ENDED
                                                 SEPTEMBER 30, 1997
                                           ----------------------------------
                                                 INCREASE/(DECREASE)
                                                       DUE TO
                                           ----------------------------------
                                            TOTAL NET
                                              CHANGE      VOLUME      RATE
                                           ------------  ---------- ---------
                                                   (IN THOUSANDS)
INTEREST INCOME(1):
U.S. Treasury securities and obligations
 of U.S. agencies.........................  $      575   $      578 $      (3)
Obligations of state and political
 subdivisions.............................         252          275       (23)
Mortgage-backed securities................         209          363      (154)
Federal Home Loan Bank stock..............           4            2         2
Federal funds sold........................         306          305         1
Total loans and fees......................       2,029        2,066       (37)
                                            ----------   ---------- ---------
TOTAL INCREASE (DECREASE) IN INTEREST
 INCOME...................................       3,375        3,589      (214)
INTEREST EXPENSE:
Interest bearing liabilities:
Transaction accounts......................         786          696        90
Saving accounts...........................          (3)           7       (10)
Time deposits.............................       1,266        1,253        13
Other borrowed funds......................         419          400        19
                                            ----------   ---------- ---------
TOTAL INCREASE IN INTEREST EXPENSE........       2,468        2,356       112
                                            ----------   ---------- ---------
INCREASE (DECREASE) IN NET INTEREST
 INCOME...................................  $      907   $    1,233     $(326)
                                            ==========   ========== =========

--------

(1) Interest income for loans on non-accrual status has been excluded from interest income.

NON-INTEREST INCOME

  Non-interest income was $2.5 million during the first nine months of 1998, up from $2.0 million during the first nine months of 1997. This increase was principally due to the gain on sale of securities available for sale of $220,000 in February of 1998, which is reflected in other operating income. Other increases in non-interest income were from increases in mortgage loan fees from increased originations, other service charges and fees from increased volumes in the Company's brokerage services and increased commissions on credit life insurance resulting from increased loan volume. Table 17 illustrates the Company's primary sources of non-interest income at September 30, 1998 and 1997 and the changes from one period to another.

TABLE 17--ANALYSIS OF NON-INTEREST INCOME

                                                      NINE MONTHS
                                                  ENDED SEPTEMBER 30,  PERCENT
                                                  -------------------  INCREASE
                                                    1998      1997    (DECREASE)
                                                  --------- --------- ----------
                                                    (IN THOUSANDS)
Service charges on deposit accounts.............. $   1,329 $   1,228     8.2%
Mortgage loan fees...............................       377       320    17.8
Commissions on credit life insurance.............       326       284    14.8
Other operating income...........................       505       191   164.4
                                                  --------- ---------
Total............................................ $   2,537 $   2,023    25.4
                                                  ========= =========

NON-INTEREST EXPENSE

  Total non-interest expense increased from $5.5 million in the first nine months of 1997 to $6.2 million for the first nine months of 1998. The increase for the nine months ended September 30, 1998 was primarily attributable to $501,000 increase in salaries and employee benefits. The Company's staffing levels increased by 9 full-time equivalent employees (FTEs) to 147 FTEs at September 30, 1998 as compared with 138 FTEs at September 30, 1997. The increase is related primarily to staffing increases at the Petal banking branch, SFSI Petal office, MSI and the brokerage services department. The Company's efficiency ratio was 62.5% in the first nine months of 1998 compared to 65.2% for the comparable period in 1997.

TABLE 18--ANALYSIS OF NON-INTEREST EXPENSE

                                                     NINE MONTHS
                                                 ENDED SEPTEMBER 30,   PERCENT
                                                ---------------------  INCREASE
                                                   1998       1997    (DECREASE)
                                                ---------- ---------- ----------
                                                   (IN THOUSANDS)
Salaries and employee benefits................. $    3,450 $    2,949    17.0%
Occupancy expense..............................        482        462     4.3
Furniture and equipment expense................        671        647     3.7
Other operating expenses.......................      1,578      1,460     8.1
                                                ---------- ----------
Total.......................................... $    6,181 $    5,518    12.0
                                                ========== ==========

INCOME TAX EXPENSE

  The Company's effective income tax rate decreased from 26.9% for the nine months ended September 30, 1997 to 25.0% for the nine months ended September 30, 1998. The decrease in the effective income tax rate is primarily attributable to an increase in non-taxable income as a percentage of pretax income.

FINANCIAL CONDITION

LOAN PORTFOLIO

  The Company continued to experience loan growth throughout its markets in 1998. Total loans increased 18.0% to $196.1 million at September 30, 1998, compared to $166.2 million at December 31, 1997. This increase in loans was attributable to a $12.2 million or 47.9% increase in commercial loans, a $12.4 million or 14.1% increase in real estate loans and a $5.3 million or 10.2% increase in consumer loans. The overall rise in loan volume was the result of a continuing favorable interest rate environment and increased loan demand from existing customers, particularly from commercial loan customers.

  Management anticipates that continued favorable economic conditions in the Company's market area will continue to drive demand for small and medium-sized business loans. In addition the Company expects that consumer loan demand will also remain strong.

TABLE 19--LOANS BY TYPE

                                            SEPTEMBER 30, 1998 DECEMBER 31, 1997
                                            ------------------ -----------------
                                                       (IN THOUSANDS)
Real estate:
 Residential...............................      $ 60,925          $ 55,406
 Mortgage loans held for sale..............         1,986               421
 Construction..............................         7,867             4,226
 Commercial................................        30,278            28,591
Consumer...................................        57,285            51,965
Commercial.................................        37,797            25,556
                                                 --------          --------
Total Loans................................      $196,138          $166,165
                                                 ========          ========

  The table below illustrates the Company's fixed rate maturities and repricing frequency for the loan portfolio:

TABLE 20--SELECTED LOAN DISTRIBUTION

                                                 AS OF SEPTEMBER 30, 1998
                                            -----------------------------------
                                                       ONE    OVER ONE   OVER
                                                      YEAR    THROUGH    FIVE
                                             TOTAL   OR LESS FIVE YEARS  YEARS
                                            -------- ------- ---------- -------
                                                      (IN THOUSANDS)
Fixed rate maturities...................... $180,111 $84,961  $72,941   $22,209
Variable rate repricing frequency..........   16,027   9,378    3,327     3,322
                                            -------- -------  -------   -------
Total...................................... $196,138 $94,339  $76,268   $25,531
                                            ======== =======  =======   =======

  At September 30, 1998, 91.8% of the loan portfolio was classified as having fixed rate maturities. Of the fixed rate portfolio, approximately half of these loans had maturities of one year or less at September 30, 1998. Such maturities allow the Company to reprice its portfolio frequently.

ALLOWANCE AND PROVISION FOR LOAN LOSSES

  The allowance for loan losses is regularly evaluated by management and approved by the Board of Directors and maintained at a level believed to be adequate to absorb future loan losses in the Company's portfolio. The provision for loan losses is determined in part using an internal watch list developed by a review of essentially all loans by management. Loans are assigned a rating based on credit quality as determined by the borrower's payment history, the financial strength of the borrower or guarantor as measured by the balance sheet, earnings and cash flow quality, collateral values and the liquidity and quality of the collateral and assets of the borrower. Loans with a deterioration of credit quality are placed on the watch list. The provision for loan losses pertaining to the rated loans is determined by the amount of loans on the watch list and an allocation for loans that are not on the watch list based on the Company's historical charge off percentage. In addition, management considers the potential adverse impact of the economic trends in the Company's trade area on certain borrowers that are in cyclical businesses and the loan growth resulting from new loan customers. Management believes that the allowance for loan losses at September 30, 1998 was adequate. Although management believes it uses the best information available to make allowance provisions, future adjustments which could be material may be necessary if management's assumptions differ from the loan portfolio's actual future performance.

  The allowance for loan losses increased $416,000 to $3.5 million from December 31, 1997 to September 30, 1998. The increase is primarily attributable to an increase in the volume of loans. The Company's allowance for loan losses to total loans ratio decreased from 1.91% at December 31, 1997 to 1.83% at September 30, 1998.

  Net charge-offs were only $143,000 during the nine months ended September 30, 1998, compared to $280,000 for the same period for 1997. Of these net charge-offs for the same periods, $101,000 and $107,000, respectively, pertained to SFSI. The Company's consumer loan portfolio accounted for the majority of net charge-offs for the nine months ended September 30, 1998 and 1997.

TABLE 21--SUMMARY OF LOAN LOSS EXPERIENCE

                                                               AS OF
                                                             AND FOR THE
                                                             NINE MONTHS
                                                         ENDED SEPTEMBER 30,
                                                         --------------------
                                                           1998       1997
                                                         ---------  ---------
                                                           (IN THOUSANDS)
Allowance for loan losses at beginning of period........ $   3,101  $   2,837
Charge-offs:
  Real Estate...........................................       --         --
  Consumer..............................................      (264)      (281)
  Commercial............................................       (50)      (124)
                                                         ---------  ---------
    Total...............................................      (314)      (405)
Recoveries:
  Real Estate...........................................        24         12
  Consumer..............................................       115         93
  Commercial............................................        32         20
                                                         ---------  ---------
    Total...............................................       171        125
                                                         ---------  ---------
Net loan charge-offs....................................      (143)      (280)
Provision for loan losses...............................       559        503
                                                         ---------  ---------
Allowance for loan losses at end of period.............. $   3,517  $   3,060
                                                         =========  =========
RATIOS:
Allowance for loan losses to total loans................      1.83%      1.91%
Net loan charge-offs to average loans outstanding for
 the period.............................................      0.08       0.19
Allowance for loan losses to non-performing loans.......       424        617

  The following table is management's allocation of the allowance for loan losses by loan type. Allowance allocation is based on management's assessment of economic conditions, past loss experience, loan volume, loan quality, past due history and other factors. Since these factors are subject to change, the allocation is not necessarily predictive of future portfolio performance.

TABLE 22--MANAGEMENT'S ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                           SEPTEMBER 30, 1998 DECEMBER 31, 1997
                                           ------------------ ------------------
                                                     PERCENT            PERCENT
                                                     OF LOANS           OF LOANS
                                           ALLOCATED TO TOTAL ALLOCATED TO TOTAL
                                           ALLOWANCE  LOANS   ALLOWANCE  LOANS
                                           --------- -------- --------- --------
                                                       (IN THOUSANDS)
Real Estate...............................  $1,039     51.5%   $  936     53.3%
Consumer..................................   1,496     29.2     1,355     31.3
Commercial................................     660     19.3       546     15.4
Unallocated...............................     322      --        264      --
                                            ------    -----    ------    -----
Total.....................................  $3,517    100.0%   $3,101    100.0%
                                            ======    =====    ======    =====

ASSET QUALITY

  Loans (including any impaired loans under SFAS 114 and 118) are placed on non-accrual status when they become past due 90 days or more as to principal or interest, unless they are adequately secured and in the process of collection. When loans are placed on non-accrual status, all unpaid accrued interest is reversed. These loans remain on non-accrual status until the borrower demonstrates the ability to remain current or the loan is deemed uncollectible and is charged off. SFSI consumer loans are charged off when they reach 120 days past due.

  Table 23 provides information related to non-performing assets and loans 90 days or more past due. Accruing loans contractually past due 90 days or more were $227,000 at September 30, 1998 and $252,000 at December 31, 1997. Loans on non-accrual status were $602,000 and $147,000 at September 30, 1998 and December 31, 1997, respectively. At September 30, 1998, non-performing loans to total loans was 0.43%, up from 0.24% at December 31, 1997. Should the underlying collateral be determined to be insufficient to satisfy the obligation, the loan is classified and the Company's allowance is increased accordingly. Historically, the Company's security in residential loans has been adequate and has limited the Company's exposure to loss.

TABLE 23--NON-PERFORMING ASSETS

                          SEPTEMBER 30, DECEMBER 31,
                              1998          1997
                          ------------- ------------
                                (IN THOUSANDS)
Loans on non-accrual
 status (1)(2)..........     $  602         $147
Loans past due 90 days
 or more................        227          252
                             ------         ----
Total non-performing
 loans..................        829          399
Other real estate
 owned..................        544          411
                             ------         ----
Total non-performing as-
 sets...................     $1,373         $810
                             ======         ====
Percentage of non-per-
 forming loans to total
 loans..................       0.43%        0.24%
Percentage of non-per-
 forming assets to total
 loans..................       0.71         0.49

--------

(1) There were no impaired loans during the period and year indicated.
(2) The interest income that would have been earned and received on non-accrual loans was not material.

INVESTMENT SECURITIES

  The investment securities portfolio consists of U.S. Treasury securities, obligations of U.S. government agencies, obligations of states and political subdivisions and mortgage-backed securities (MBS). MBS consist of 15 year and 30 year fixed, 30 year adjustable rate and 7 year balloon mortgage securities, underwritten and guaranteed by FNMA, FHLMC and GNMA, government-sponsored agencies.

  Securities, including those classified as held to maturity and available for sale, increased from $58.9 million at December 31, 1997 to $90.2 million at September 30, 1998.

TABLE 24--DEBT SECURITIES AVAILABLE FOR SALE

                                                 SEPTEMBER 30, 1998
                                        -------------------------------------
                                                            AVERAGE  WEIGHTED
                                        CARRYING ESTIMATED  MATURITY AVERAGE
                                         VALUE   FAIR VALUE IN YEARS  YIELD
                                        -------- ---------- -------- --------
                                          (IN THOUSANDS)
U. S. Treasury and U.S. government
 agencies:
  Over five through ten years.......... $19,586   $19,586      9.1     6.67%
  Over ten years.......................   9,901     9,901     14.6     7.04
                                        -------   -------
    Total..............................  29,487    29,487              6.79
Obligations of states and political
 subdivision:
  Within one year......................     200       200      0.7     6.21(1)
  Over one through five years..........   3,522     3,522      3.7     7.29(1)
  Over five through ten years..........   4,404     4,404      7.2     7.67(1)
  Over ten years.......................   2,711     2,711     12.6     8.36(1)
                                        -------   -------
    Total..............................  10,837    10,837              7.68(1)
Mortgage-backed securities.............  14,804    14,804              6.15
                                        -------   -------
Total debt securities available for
 sale.................................. $55,128   $55,128
                                        =======   =======

TABLE 25--DEBT SECURITIES HELD TO MATURITY

                                                 SEPTEMBER 30, 1998
                                        -------------------------------------
                                                            AVERAGE  WEIGHTED
                                        CARRYING ESTIMATED  MATURITY AVERAGE
                                         VALUE   FAIR VALUE IN YEARS  YIELD
                                        -------- ---------- -------- --------
                                          (IN THOUSANDS)
U. S. Treasury and U. S. government
 agencies:
  Within one year...................... $   499   $   500      0.5     5.23%
  Over one through five years..........   7,083     7,207     2.10     5.63
                                        -------   -------
    Total..............................   7,582     7,707              5.60
Obligations of states and political
 subdivision:
  Within one year......................   1,497     1,503      0.7     6.62(1)
  Over one through five years..........   7,193     7,295      3.7     7.15(1)
  Over five through ten years..........   6,528     6,696      8.7     7.30(1)
  Over ten years.......................  10,717    10,878     13.9     7.39(1)
                                        -------   -------
    Total..............................  25,935    26,372              7.23(1)
Mortgage-backed securities.............   1,594     1,632              6.75
                                        -------   -------
Total debt securities held to maturi-
 ty.................................... $35,111   $35,711
                                        =======   =======

--------
(1) The weighted average yields on non-taxable securities is reflected on a tax equivalent basis assuming a federal income tax rate of 34% for all periods presented.

DEPOSITS

  Total deposits increased $66.1 million or 31.3% from $211.5 million at December 31, 1997, to $277.6 million at September 30, 1998. Interest-bearing demand deposits increased 59.0% to $80.7 million from December 31, 1997 to September 30, 1998 and time deposits increased $27.7 million or 23.8% to $144.5 million for the same period. Public funds comprised $27.8 million of the increase. Public funds constituted 19.7% of deposits at September 30, 1998. Management continues to seek retail and commercial deposits, as well as public funds, through new products and marketing initiatives.

TABLE 26--DEPOSITS

                                           SEPTEMBER 30, 1998 DECEMBER 31, 1997
                                           ------------------ -----------------
                                                      (IN THOUSANDS)
Demand (NOW, SuperNOW and Money Market)...      $ 80,693          $ 50,765
Savings...................................         9,351             8,877
Individual retirement accounts............        13,267            11,058
Time deposits, $100,000 and over..........        53,023            35,635
Other time deposits.......................        91,459            81,112
                                                --------          --------
Total interest bearing deposits...........       247,793           187,447
Total non-interest bearing deposits.......        29,825            24,051
                                                --------          --------
Total.....................................      $277,618          $211,498
                                                ========          ========

TABLE 27--MATURITY OF TIME DEPOSITS $100,000 AND OVER

                                                                    AS OF
                                                              SEPTEMBER 30, 1998
                                                              ------------------
                                                                (IN THOUSANDS)
Three months or less.........................................      $12,322
Over three months through six months.........................       10,023
Over six months through twelve months........................        7,598
Over twelve months...........................................       23,080
                                                                   -------
Total........................................................      $53,023
                                                                   =======

OTHER BORROWED FUNDS

  Other borrowed funds from the FHLB, Bank of America and BancOne, formerly First National Bank of Commerce, increased from $17.6 million at December 31, 1997, to $17.7 million at September 30, 1998. Additional borrowings above current levels will be evaluated by management, with consideration given to the growth of the Company's loan portfolio, liquidity needs, cost of retail deposits, market conditions and other factors.

LIQUIDITY

  The Company maintains sufficient liquidity to fund loan demand, deposit withdrawals and debt repayments. Liquidity is managed by retaining sufficient liquid assets in the form of cash and cash equivalents and core deposits to meet such demand. Funding and cash flows can also be realized from the investment securities portfolio and pay downs from the loan portfolio. The Bank also provides access to the retail deposit market. In addition, the Company has funds available under a line of credit, federal funds lines, and additional FHLB borrowings to address liquidity needs.

  The Company's objectives include preserving an adequate liquidity position. Asset/liability management is designed to ensure safety and soundness, maintain liquidity and regulatory capital standards, and achieve an acceptable net interest margin. The Company continues to experience strong loan demand and management continues to monitor interest rate and liquidity risks while implementing appropriate funding and balance sheet strategies.

CAPITAL

  Regulatory agencies measure capital adequacy within a framework that makes capital requirements, in part, dependent on the individual risk profiles of financial institutions. The Company's capital to average assets ratio was 6.45% at September 30, 1998. At September 30, 1998, the Company exceeded the Federal Reserve Board's regulatory definition of a "well capitalized" institution.

ASSET/LIABILITY MANAGEMENT AND MARKET RISK

  The following table illustrates the Company's estimated annualized earnings sensitivity profile as of September 30, 1998:

TABLE 28--INTEREST RATE SENSITIVITY

                                                 DECREASE             INCREASE
                                                IN RATES--           IN RATES--
                                                   200                  200
                                               BASIS POINTS  BASE   BASIS POINTS
                                               ------------ ------- ------------
                                                        (IN THOUSANDS)
PROJECTED INTEREST INCOME:
Loans.........................................   $18,872    $20,036   $21,400
Investment securities.........................     5,105      5,371     5,595
Federal funds sold............................       197        346       498
                                                 -------    -------   -------
TOTAL INTEREST INCOME.........................    24,174     25,753    27,493
PROJECTED INTEREST EXPENSE:
Deposits......................................    12,686     13,979    15,316
Other borrowed funds..........................       983      1,187     1,392
                                                 -------    -------   -------
TOTAL INTEREST EXPENSE........................    13,669     15,166    16,708
                                                 -------    -------   -------
NET INTEREST INCOME...........................   $10,505    $10,587   $10,785
                                                 =======    =======   =======
Change from base..............................   $   (82)             $   198
% Change from base............................      (.77)%               1.87%

  The interest rate sensitivity profile of the Company at any point in time will be affected by a number of factors. These factors include the mix of interest sensitive assets and liabilities as well as their relative pricing schedules. The table above may not be a precise measurement of the effect of changing interest rates on the Company in the future.

           PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of November 30, 1998 held by each director and each executive officer named in the Summary Compensation Table, by all directors and executive officers as a group, and by each person who is known by the Company to own beneficially more than five percent (5%) of each such class (who is not an executive officer or director of the Company), and as adjusted to reflect the sale of 1,363,636 shares of Common Stock by the Company in the Offering. Except as otherwise indicated, no person named in the table shares voting or investment power with respect to his or her beneficially owned shares, and the address of each shareholder is the same as the address of the Company.

                                                                 PERCENT(1)
                                                              -----------------
                                                              PRIOR TO  AFTER
NAME OF BENEFICIAL OWNER                             NUMBER   OFFERING OFFERING
------------------------                            --------- -------- --------
Executive Officers and Directors
Robert W. Roseberry(2)............................    422,040   15.3%    10.2%
Jane P. Roberts(3)................................     88,500    3.2      2.1
Kenneth M. Lott(4)................................     43,140    1.6      1.0
O. B. Black, Jr.(5)...............................    236,820    8.6      5.7
William H. Jordan.................................    185,340    6.7      4.5
James R. Pylant(6)................................    163,440    5.9      4.0
Monty C. Roseberry................................    100,140    3.6      2.4
All Executive Officers and Directors as a Group (9
 persons).........................................  1,255,140   45.4     30.4
Other 5% Shareholders
Donna R. Byrd(7)..................................    236,100    8.5      5.7
James E. Roseberry(8).............................    288,060   10.4      7.0

--------
(1) The percentages prior to the Offering are calculated based on 2,767,071 shares issued and outstanding on the date hereof. Percentages after the closing of the Offering are based on 4,130,707 shares to be issued and outstanding upon consummation of the Offering.
(2) Includes 3,600 shares held by spouse with respect to which Mr. Roseberry shares voting and investment power.
(3) Includes 69,120 shares held by spouse with respect to which Ms. Roberts shares voting and investment power.
(4) Includes 2,340 shares held by spouse with respect to which Mr. Lott shares voting and investment power.
(5) Includes 76,500 shares held by spouse as trustee of a trust with respect to which Mr. Black shares voting and investment power and 98,400 shares held by a family trust with respect to which Mr. Black's adult daughter is the trustee and Mr. Black shares voting and investment power.
(6) Includes 42,900 shares held by spouse with respect to which Mr. Pylant shares voting and investment power.

(7) Ms. Byrd is not a director or executive officer of the Company. Her address is 1072 Talowah Road, Purvis, Mississippi 39475.
(8) Mr. Roseberry is not an executive officer or director of the Company. His address is 122 Dean Rhyne Road, Purvis, Mississippi 39475.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The following table sets forth certain information concerning the executive officers and directors of the Company.

            NAME             AGE           POSITIONS WITH THE COMPANY
            ----             ---           --------------------------
Robert W. Roseberry.........  48 Chairman and Chief Executive Officer, Director
Jane P. Roberts.............  62 Vice Chairman and Secretary, Director
Kenneth M. Lott.............  43 President and Chief Operating Officer, Director
W. H. Macko.................  48 Senior Vice President
Donna T. Rutland............  32 Chief Financial Officer and Treasurer
O. B. Black, Jr.............  74 Director
William H. Jordan...........  77 Director
James R. Pylant.............  59 Director
Monty C. Roseberry..........  58 Director

  Robert W. Roseberry began his career with the Bank in 1971 and has served in numerous positions. In 1986, he became Chief Executive Officer of the Bank and the Company. He has served as a director of the Bank since 1971 and as a director of the Company since its formation in 1986. Robert W. Roseberry and Monty C. Roseberry are half-brothers.

  Jane P. Roberts has worked with the Bank for 35 years. She assumed her current position of Vice Chairman in 1998. She has served as Secretary since 1986 and was the Secretary/Treasurer from 1986 to July of 1998. She has served as a director of the Bank since 1981 and as a director of the Company since its formation in 1986. Ms. Roberts and James R. Pylant are first cousins.

  Kenneth M. Lott began his banking career at First Mississippi National Bank in Hattiesburg in 1976. In 1988, he joined the Bank as Senior Vice President. He assumed his present position of President and Chief Operating Officer of the Company in July of 1998. He has served as a director of the Company since 1992.

  W. H. Macko has 22 years of banking experience, including loan collections, commercial and consumer lending, branch administration and loan operations. He joined the Bank in 1989 as Vice President and Branch Manager and assumed his present position of Senior Vice President of the Company in July of 1998.

  Donna T. Rutland, C.P.A., worked as a staff accountant with the accounting firm of McArthur, Thames, Slay and Dews, PLLC from 1988 to 1993. In 1993, she joined the Bank as Internal Auditor. In 1995, Ms. Rutland became Vice President and Controller of the Bank. In July of 1998, she assumed her present position as Chief Financial Officer and Treasurer of the Company.

  O. B. Black, Jr. has served as a director of the Company since its formation in 1986. He was President of the Bank from 1975 to 1986 and retired as Vice Chairman of the Bank in 1988.

  William H. Jordan served as the Lamar County Engineer from 1966 to 1986. He retired from the Mississippi National Guard in 1976 as a full Colonel. He has served as a director of the Company since 1991.

  James R. Pylant has served as a director of the Company since its formation in 1986. He currently serves as President of Lamar County Development Corp., which is a manufacturing company. Mr. Pylant and Jane P. Roberts are first cousins.

  Monty C. Roseberry has served as a director of the Company since its formation in 1986. Prior to retiring in 1995, Mr. Roseberry worked as a lab technician for Amerada Hess Corporation. Mr. Roseberry and Robert W. Roseberry are half-brothers.

  None of the Company's directors hold any directorships in companies with a class of securities registered pursuant to Section 12 of the Securities Exchange Act or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

  The directors of the Company were elected at the most recent annual meeting of shareholders held on January 29, 1998 to a one year term. The executive officers of the Company are selected by the Board of Directors and hold office at the discretion of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors has established an audit committee consisting of O.
B. Black, Jr., W. H. Jordan, James R. Pylant, and Monty C. Roseberry. The audit committee recommends the appointment of auditors and oversees the accounting and audit functions of the Company.

  The Board of Directors has established a compensation committee which has the responsibility, among other things, of establishing the salary of the executive officers of the Company and examining periodically the compensation structure of the Company. The members of the compensation committee are O.B. Black, Jr., William H. Jordan and Robert W. Roseberry.

DIRECTOR COMPENSATION

  Directors receive a fee of $700 for each meeting of the Board of Directors of the Company and the Bank and for each committee meeting attended. Historically, the Company has paid the directors an annual bonus in December of each year. In 1997, the bonus was $4,200 per person.

EXECUTIVE COMPENSATION

  Shown below is information concerning the compensation for services in all capacities to the Company for the years ended 1997, 1996 and 1995 of the CEO and the Company's most highly compensated officers other than the CEO:

  Summary Compensation Table

                                                                         LONG-TERM
                                                                        COMPENSATION
                                       ANNUAL COMPENSATION                 AWARDS
                           -------------------------------------------- ------------
                                                                         SECURITIES   ALL OTHER
                                                         OTHER ANNUAL    UNDERLYING   COMPENSA-
NAME & PRINCIPAL POSITION  YEAR SALARY ($)(1) BONUS ($) COMPENSATION($)  OPTIONS(#)  TION ($)(2)
-------------------------  ---- ------------- --------- --------------- ------------ -----------
Robert W. Roseberry.....   1997    141,530     23,200           0             0        13,308
 Chairman of the Board &   1996    132,375     22,050           0             0        11,516
 Chief Executive Officer   1995    123,300     21,000           0             0        15,947
Jane P. Roberts.........   1997    128,050     20,100           0             0        11,838
 Vice Chairman and         1996    121,350     19,845           0             0        10,255
 Secretary                 1995    112,800     18,900           0             0        14,085
Kenneth M. Lott.........   1997     98,100     12,950           0             0         8,317
 President and Chief       1996     92,229     12,102           0             0         7,112
 Operating Officer         1995     79,569     13,772           0             0         8,306

--------
(1) Includes directors' fees.
(2) Includes profit sharing, ESOP and 401(k) plan contributions.

EXECUTIVE SALARY CONTINUATION AGREEMENTS

  The Company has entered into Executive Salary Continuation Agreements with Mr. Roseberry, Ms. Roberts and Mr. Lott to provide incentives to these officers to continue their employment with the Company on a long-term basis. The agreements provide for the continuation of annual salary payments upon retirement at age 65 or later for a period of 180 months (15 years) in the amounts of $50,500, $44,900 and $57,200 in the case of Mr. Roseberry, Ms. Roberts and Mr. Lott, respectively. The agreements also provide for continued salary payments if the executive dies, becomes disabled or if the executive's employment is terminated by the Company.

STOCK INCENTIVE PLAN

  The Company has reserved 200,000 shares of Common Stock under the Company's Stock Incentive Plan, which was adopted in August of 1998. Under this Plan, the Board of Directors of the Company may grant options to employees of the Company and its subsidiaries for up to ten year terms and at an option exercise price equal to the fair market value of the stock on the date of the grant. No options have been granted under this plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to August of 1998, the Company did not have a compensation committee. Robert W. Roseberry, Jane P. Roberts and Kenneth M. Lott participated in deliberations of the Company's Board of Directors concerning executive officer compensation set forth in the Summary Compensation Table. The Board appointed
O. B. Black, Jr., William H. Jordan and Robert W. Roseberry to the Compensation Committee in August of 1998.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In April of 1998, the Company purchased 12,000 shares of Common Stock at book value for $72,170 from Jack Pylant, brother of director James R. Pylant. Mr. Pylant repurchased these shares at book value for $75,360 in July of 1998.

  In May of 1997, the Company's Board of Directors authorized the repurchase of 33,120 shares of Common Stock at book value from Robert W. Roseberry for approximately $175,000, 26,460 shares from James E. Roseberry, brother of Robert W. Roseberry, for approximately $140,000 and the repurchase of 22,860 shares of stock from Donna Byrd, sister of Robert W. Roseberry, for approximately $121,000. The purpose of these repurchases was to provide funds for these individuals to pay estate taxes owed arising out of their inheritance of such shares and other property.

  Robert W. Roseberry, a director and executive officer, is the owner of Roseberry Insurance Company, Inc., a credit life insurance agency which provides credit life insurance coverage solely to customers of the Bank. These services resulted in commissions to Roseberry Insurance Company, Inc. of $14,225 in 1997.

  The Bank from time to time makes loans to directors and executive officers, and to personnel of directors and executive officers. All such loans are made in the ordinary course of business, and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than normal risk of collectability or present other unfavorable features.

                          SUPERVISION AND REGULATION

  The supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, and not for the protection of the bank holding company shareholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks including the power to impose substantial fines and other penalties for violations of laws and regulations.

  The following description summarizes some of the laws to which the Company and the Bank are subject. References herein to applicable statutes and regulations are brief summaries thereof, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

THE COMPANY

  The Company is a bank holding company registered under the BHCA, and it is subject to supervision, regulation and examination by the Federal Reserve Board. The BHCA and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

  Regulatory Restrictions on Dividends; Source of Strength. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

  Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and to commit resources to their support. Such support may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

  In the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

  Activities "Closely Related" to Banking. The BHCA prohibits a bank holding company, with certain limited exceptions, from acquiring direct or indirect ownership or control of any voting shares of any company which is not a bank or from engaging in any activities other than those of banking, managing or controlling banks and certain other subsidiaries, or furnishing services to or performing services for its subsidiaries. One principal exception to these prohibitions allows the acquisition of interests in companies whose activities are found by the Federal Reserve Board, by order or regulation, to be so closely related to banking or managing or controlling banks, as to be a proper incident to banking. Some of the activities that have been determined by regulation to be closely related to banking are making or servicing loans, performing certain data processing services, acting as an investment or financial advisor to certain investment trusts and investment companies, and providing securities brokerage services. Other activities approved by the Federal Reserve Board include consumer financial counseling, tax planning and tax preparation, futures and options advisory services, check guaranty services, collection agency and credit bureau services, and personal property appraisals. In approving acquisitions by bank holding companies of companies engaged in banking-related activities, the Federal Reserve Board considers a number of factors, and weighs the expected benefits to the public (such as greater convenience and increased competition or gains in efficiency) against the risks of possible adverse effects (such as undue concentration of resources, decreased or unfair competition or conflicts of interest). The Federal Reserve Board is also empowered to differentiate between activities commenced de novo and activities commenced through acquisition of a going concern. Despite prior approval, the Federal Reserve may order a holding company or its subsidiaries to terminate any activity, or terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that continuation of such activity constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of the bank holding company.

  Securities Activities. The Federal Reserve Board has approved applications by bank holding companies to engage, through nonbank subsidiaries, in certain securities-related activities (underwriting of municipal revenue bonds, commercial paper, consumer receivable-related securities and one-to-four family mortgage-backed securities), provided that the affiliates would not be "principally engaged" in such activities for purposes of Section 20 of the Glass-Steagall Act. In limited situations, holding companies may be able to use such subsidiaries to underwrite and deal in corporate debt and equity securities.

  Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board's Regulation Y, for example, generally requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation.

  The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1,000,000 for each day the activity continues.

  Anti-tying Restrictions. With certain limited exceptions, bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

  Capital Adequacy Requirements. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. As of September 30, 1998, the Company's ratio of Tier 1 capital to total risk-weighted assets was 9.02% and its ratio of total capital to total risk-weighted assets was 10.27%. See Note 10 to the Consolidated Financial Statements.

  In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its average total consolidated assets (less goodwill and certain other intangible assets). Certain highly-rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies may be required to maintain a leverage ratio of up to 200 basis points above the regulatory minimum. As of September 30, 1998, the Company's leverage ratio was 6.24%.

  The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

  Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

  The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

  Acquisitions by Bank Holding Companies. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors.

  Control Acquisitions. The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as proposed by the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the Company.

  In addition, any company is required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of the outstanding Common Stock of the Company, or otherwise obtaining control or a "controlling influence" over the Company.

THE BANK

  The Bank is a Mississippi chartered banking corporation, the deposits of which are insured by the Bank Insurance Fund ("BIF") and by the Savings Association Insurance Fund ("SAIF") of the FDIC. The SAIF insurance funds resulted from the acquisition of thrift deposits in Purvis and Prentiss. The Bank is not a member of the Federal Reserve System; the Bank is subject to supervision and regulation by the FDIC and the Mississippi Department of Banking and Consumer Finance. Such supervision and regulation subjects the Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the FDIC and the Mississippi Department of Banking and Consumer Finance. Because the Federal Reserve Board regulates the bank holding company parent of the Bank, the Federal Reserve Board also has supervisory authority which directly affects the Bank.

  Equivalence to National Bank Powers. To the extent that the Mississippi laws and regulations may have allowed state-chartered banks to engage in a broader range of activities than national banks, the Federal Deposit Insurance Act has been amended to limit this authority. Under that Act, no state bank or subsidiary thereof may engage as principal in any activity not permitted for national banks, unless the institution complies with applicable capital requirements and the FDIC determines that the activity poses no significant risk to the insurance fund. In general, statutory restrictions on the activities of banks are aimed at protecting the safety and soundness of depository institutions. However, the provisions of Miss. Code Ann. (S)81-5-1(10) provide state-chartered banks the right to engage in activities approved for national banks by the Comptroller of the Currency to provide parity between state chartered and nationally chartered banks.

  Branching. Mississippi law permits a Mississippi chartered bank, with prior regulatory approval, to establish a branch office in any county in Mississippi. In addition, a Mississippi chartered bank is permitted to combine with any other bank or thrift regardless of its location, provided the Mississippi institution has been in operation for at least five years. The Mississippi banking statutes also permit a Mississippi bank, with prior regulatory approval, to engage in an interstate merger transaction, and thereby establish a branch office outside of Mississippi. In any case, the transaction must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers.

  Restrictions on Transactions with Affiliates and Insiders. Transactions between the Bank and its nonbanking affiliates, including the Company, are subject to Section 23A of the Federal Reserve Act. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of the Company or its subsidiaries.

  Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

  The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

  Restrictions on Distribution of Subsidiary Bank Dividends and
Assets. Dividends paid by the Bank have provided a substantial part of the Company's operating funds and for the foreseeable future it is anticipated that dividends paid by the Bank to the Company will continue to be the Company's principal source of operating funds. Under Mississippi law, the payment of dividends by the Bank must be approved by the Mississippi Department of Banking and Consumer Finance. Capital adequacy requirements also serve to limit the amount of dividends that may be paid by the Bank. Under federal law, the Bank cannot pay a dividend if, after paying the dividend, the Bank will be "undercapitalized." The FDIC may declare a dividend payment to be unsafe and unsound even though the Bank would continue to meet its capital requirements after the dividend.

  Because the Company is a legal entity separate and distinct from its subsidiaries, its right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as the Company) or any shareholder or creditor thereof.

  Examinations. The FDIC periodically examines and evaluates insured banks. Based upon such an evaluation, the FDIC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the FDIC-determined value and the book value of such assets. The Mississippi Department of Banking and Consumer Finance also conducts examinations of state banks but may accept the results of a federal examination in lieu of conducting an independent examination.

  Audit Reports. Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal and state regulators. In some instances, the audit report of the institution's holding company can be used to satisfy this requirement. Auditors must receive examination reports, supervisory agreements and reports of enforcement actions. In addition, financial statements prepared in accordance with generally accepted accounting principles, management's certifications concerning responsibility for the financial statements, internal controls and compliance with legal requirements designated by the FDIC, and an attestation by the auditor regarding the statements of management relating to the internal controls must be submitted. For institutions with total assets of more than $3 billion, independent auditors may be required to review quarterly financial statements. The Federal Deposit Insurance Act requires that independent audit committees be formed, consisting of outside directors only. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel, and must not include representatives of large customers.

  Capital Adequacy Requirements. The FDIC has adopted regulations establishing minimum requirements for the capital adequacy of insured institutions. The FDIC may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

  The FDIC's risk-based capital guidelines generally require state banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4% and a ratio of total capital to total risk-weighted assets of 8%. The capital categories have the same definitions for the Bank as for the Company. As of September 30, 1998, the Bank's ratio of Tier 1 capital to total risk-weighted assets was 10.15% and its ratio of total capital to total risk-weighted assets was 11.40%.

  The FDIC's leverage guidelines require state banks to maintain Tier 1 capital of no less than 5% of average total assets, except in the case of certain highly rated banks for which the requirement is 3% of average total assets. As of September 30, 1998, the Bank's ratio of Tier 1 capital to average total assets (leverage ratio) was 6.63%.

  Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A "well capitalized" bank has a total risk-based capital ratio of 10% or higher; a Tier 1 risk-based capital ratio of 6% or higher; a leverage ratio of 5% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An "adequately capitalized" bank has a total risk-based capital ratio of 8% or higher; a Tier 1 risk-based capital ratio of 4% or higher; a leverage ratio of 4% or higher (3% or higher if the bank was rated a CAMEL 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well capitalized bank. A bank is "undercapitalized" if it fails to meet any one of the ratios required to be adequately capitalized.

  In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment, and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

  As an institution's capital decreases, the FDIC's enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The FDIC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

  Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

  Deposit Insurance Assessments. The Bank must pay assessments to the FDIC for federal deposit insurance protection. The FDIC has adopted a risk based assessment system as required by amendments made to the Federal Deposit Insurance Act. Under this system, FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. Institutions assigned to higher-risk classifications (that is, institutions that pose a greater risk of loss to their respective deposit insurance funds) pay assessments at higher rates than institutions that pose a lower risk. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. In addition, the FDIC can impose special assessments in certain instances.

  After the one-time SAIF assessment in 1996, the assessment rate disparity between BIF and SAIF members was eliminated. The current range of BIF and SAIF assessments is between 0% and .27% of deposits. Institutions which qualify for the 0% assessment category, however, still have to pay the $1,000 minimum semi-annual assessment required by federal statute.

  The FDIC established a process for raising or lowering all rates for insured institutions semi-annually if conditions warrant a change. Under this new system, the FDIC has the flexibility to adjust the assessment rate schedule twice a year without seeking prior public comment, but only within a range of five cents per $100 above or below the premium schedule adopted. Changes in the rate schedule outside the five cent range above or below the current schedule can be made by the FDIC only after a full rulemaking with opportunity for public comment.

  On September 30, 1996, a law was enacted that contained a comprehensive approach to recapitalizing the SAIF and to assure the payment of the Financing Corporation's ("FICO") bond obligations that were issued by FICO to help shore up the ailing Federal Savings and Loan Insurance Corporation in 1987. Under this new act, banks insured under the BIF are required to pay a portion of the interest due on the FICO bonds. The BIF rate must equal one-fifth of the SAIF rate through year-end 1999, or until the insurance funds are merged, whichever occurs first. Thereafter BIF and SAIF payers will be assessed pro rata for the FICO bond obligations. With regard to the assessment for the FICO obligation, the current BIF rate is 0.0122% of annual deposits and the SAIF rate is 0.0610% of annual deposits.

  Enforcement Powers. The FDIC and the other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject the Company or its banking subsidiaries, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. The appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan.

  Brokered Deposit Restrictions. Well capitalized institutions may solicit and accept, renew or roll over brokered deposits without restriction. Institutions which are adequately capitalized, but not well capitalized, cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll over brokered deposits.

  Cross-guarantee Provisions. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") contains a "cross-guarantee" provision which generally makes commonly controlled insured depository institutions liable to the FDIC for any losses incurred in connection with the failure of a commonly controlled depository institution.

  Community Reinvestment Act. The Community Reinvestment Act of 1977 ("CRA") and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish banking centers, merger applications and applications to acquire the assets and assume the liabilities of another bank. FIRREA requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.

  Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, the Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.

INSTABILITY OF REGULATORY STRUCTURE

  Various legislation, including proposals to overhaul the bank regulatory system, expand the powers of banking institutions and bank holding companies and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. Such legislation may change banking statutes and the operating environment of the Company and its banking subsidiaries in substantial and unpredictable ways. The Company cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have upon the financial condition or results of operations of the Company or its subsidiaries.

EXPANDING ENFORCEMENT AUTHORITY

  One of the major additional burdens imposed on the banking industry by amendments to the Federal Deposit Insurance Act is the increased ability of banking regulators to monitor the activities of banks and their holding companies. In addition, the Federal Reserve Board and FDIC are possessed of extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution which it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions. The Federal Deposit Insurance Corporation Improvements Act of 1991 (FDICIA), FIRREA and other laws have expanded the agencies' authority in recent years, and the agencies have not yet fully tested the limits of their powers.

EFFECT ON ECONOMIC ENVIRONMENT

  The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

  Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the Company and its subsidiaries cannot be predicted.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock having $.50 par value (the "Common Stock"). Shares of Common Stock may be issued at such time or times and for such consideration as the Board of Directors may deem advisable, subject to such limitations as may be set forth in the laws of Mississippi, the Company's Articles of Incorporation (as amended) or Bylaws (as amended) or, after the Offering, the rules of the Nasdaq National Market. As of November 30, 1998, there were 2,767,071 shares of Common Stock outstanding held by 66 shareholders of record. THE CAPITAL STOCK OF THE COMPANY DOES NOT REPRESENT OR CONSTITUTE A DEPOSIT ACCOUNT AND IS NOT INSURED BY THE FDIC OR ANY GOVERNMENTAL AGENCY.

COMMON STOCK

  Voting Rights. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock standing in their names on the books of the Company.

  Dividends. The holders of Common Stock are entitled to receive such dividends as may be declared, from time to time, by the Board of Directors out of funds legally available therefor. Substantially all of the funds available to the Company for payment of dividends on the Common Stock are derived from dividends paid by its subsidiaries. The payment of dividends by the Company is subject to the restrictions of Mississippi law applicable to the declaration of dividends by a business corporation. Under such provisions, no distribution may be made if, after giving it effect (1) the Company would not be able to pay its debts as they become due in the usual course of business; or (2) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distributions.

  Additionally, the Federal Reserve Board, in its Policy Statement on Cash Dividends Not Fully Covered by Earnings, has stated that bank holding companies should not pay dividends except out of current earnings and unless the prospective rate of earnings retention by the holding company appears consistent with its capital needs, asset quality and overall financial condition.

  Although historically regular cash dividends have been paid on the Common Stock, and the Board of Directors of the Company has indicated its intention to continue to pay regular cash dividends on the Common Stock, no assurance can be given that any dividends will be declared or, if declared, what the amount of the dividends will be or whether such dividends, once declared, will continue. See "Dividend Policy."

  Preemptive Rights. Holders of the Common Stock are not entitled to preemptive rights with respect to any shares which may be issued. The Common Stock is not subject to redemption.

  Dissolution. If the Company is dissolved, the holders of the Common Stock will be entitled to receive, pro rata based on the number of shares held, the remaining assets of the Company after the satisfaction of the Company's liabilities.

  Because the Company is a holding company, its rights and the rights of its creditors and shareholders to participate in the distribution of assets of a subsidiary in its liquidation or recapitalization may be subject to prior claims of such subsidiary's creditors except to the extent that the Company itself may be a creditor having recognized claims against such subsidiary.

  Other Aspects. The Company has applied for listing of the Common Stock on the Nasdaq National Market. SunTrust Bank, Atlanta will serve as registrar and transfer agent of the Common Stock following the Offering.

CERTAIN PROVISIONS OF MISSISSIPPI LAW AND THE ARTICLES OF INCORPORATION AND
 BYLAWS OF THE COMPANY AFFECTING THE RIGHTS OF SHAREHOLDERS

  The rights of shareholders of the Company are governed by the Mississippi Business Corporation Act ("MBCA") and the Articles of Incorporation and Bylaws of the Company. The following discussion is a summary of certain material provisions of the MBCA and the Company's Articles of Incorporation and Bylaws affecting shareholder rights. Copies of the Articles of Incorporation and Bylaws are filed as exhibits to the Registration Statement of which this Prospectus is a part.

  Amendment of the Articles of Incorporation and Bylaws. The affirmative vote of the holders of a majority of votes entitled to be cast at a shareholders meeting is required to amend any provision of the Company's Articles of Incorporation unless the amendment would amend the Articles of Incorporation relating to certain changes in control (as discussed below), in which case 80% or more of the votes entitled to be cast is required.

  Although certain provisions of the Company's Bylaws relating to removal of the Company's Board of Directors require a vote of 80% of the total voting power of the outstanding Common Stock, the remaining provisions of the Company's Bylaws may be amended or repealed by the Board of Directors, if a quorum is present, by the affirmative vote of a majority of directors present or by the shareholders if a quorum exists and the votes cast favoring the action exceed the votes cast opposing the action.

  Special Meetings of Shareholders. Under the Company's Bylaws, a special meeting of the shareholders may be called, for any purpose or purposes, unless otherwise prescribed by statute, by the Chairman, the President or by a majority of the Board of Directors, and shall be called by the President at the request of the holders of not less than one-tenth of all the votes entitled to be cast on any issue proposed to be considered at the meeting.

  Elimination of Certain Liabilities and Indemnification Rights. The Company's Articles of Incorporation provide that a director shall not be liable to the Company or its shareholders for money damages for any action taken, or any failure to take any action, as a director, except liability for: (i) the amount of financial benefit received by a director to which he is not entitled; (ii) an international infliction of harm on the Company or its shareholders; (iii) a violation of Mississippi Code Annotated Section 79-4-
8.33 (1972), as amended; or (iv) an intentional violation of criminal law.

  The Company's Articles of Incorporation provide for indemnification of officers, directors and employees in connection with a proceeding including reasonable expenses (attorney's fees) to the fullest extent permitted by the MBCA in effect from time to time and also provide for indemnification against liability to the Company, liability for improperly receiving a personal benefit and/or liability for any other reason, provided that such person's conduct did not constitute gross negligence or willful misconduct as determined by the Board of Directors or a committee designated by the Board, by special legal counsel, by the shareholders or by a court.

  The Company's Articles of Incorporation also provide for advances to persons for reasonable expenses if the person furnishes a written undertaking to repay the advance if these actions are adjudged to be grossly negligent or willful misconduct and a determination is made that the facts known would not preclude indemnification.

  Election of Directors. The Company's Bylaws provide for cumulative voting in the election of directors. Under cumulative voting, each shareholder is entitled to vote the number of votes of the shares owned by him on the record date multiplied by the number of directors to be elected. Each shareholder may cast all of his votes for a single nominee or may distribute his votes in any manner among as many candidates as the shareholder sees fit.

  The Company's Articles of Incorporation provide that the number of directors will be not less than three, nor more than 25 with the exact number or directors to be fixed in accordance with the Bylaws. The number of directors is currently set at seven.

  Changes in Control. The Company's Articles of Incorporation contain provisions regarding the vote required to approve certain business combinations or other significant corporate transactions involving the Company and a substantial shareholder. Mississippi law generally requires the affirmative vote of the holders of a majority of the shares entitled to vote at the meeting to approve a merger, consolidation or dissolution of the Company or a disposition of all or substantially all of the Company's assets. Article Eleven of the Company's Articles of Incorporation raises the required affirmative vote to 80% of the total number of votes entitled to be cast to approve these and other significant corporate transactions ("business combinations") if a "Substantial Shareholder" (as defined) is a party to the transaction or its percentage equity interest in the Company will be increased by the transaction. Two-thirds of the whole Board of Directors may, in all such cases, determine not to require such 80% affirmative vote, but only if a majority of the directors making such determination are "Continuing Directors" (as defined). Such determination may only be made prior to the time the Substantial Shareholder in question achieves such status.

  A "Substantial Shareholder" generally is defined under Article Eleven as the "beneficial owner" of more than 10% of the outstanding shares of stock of the Company entitled to vote in the election of directors ("voting shares"). "Beneficial ownership" generally is defined in accordance with the definition of beneficial ownership in Rule 13d-3 under the Securities Exchange Act of 1934 and includes all shares as to which the Substantial Shareholder in question has sole or shared voting or investment power. However, for purposes of Article Eleven, a Substantial Shareholder is also deemed to own beneficially shares owned, directly or indirectly, by an "affiliate" or "associate" of the Substantial Shareholder, as well as (i) shares which it or any such "affiliate" or "associate" has a right to acquire, (ii) shares issuable upon the exercise of options or rights, or upon conversion of convertible securities, held by the Substantial Shareholder and (iii) shares beneficially owned by any other person with whom the Substantial Shareholder or any of his "affiliates" or "associates" acts as a partnership, syndicate or other group pursuant to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of shares of capital stock of the Company.

  A "business combination" subject to Article Eleven includes, but is not limited to, the following: a merger or consolidation involving the Company or any of its subsidiaries and a Substantial Shareholder; a sale, lease or other disposition of a "substantial part" of the assets of the Company or any of its subsidiaries (i.e., assets constituting in excess of 10% of the book value of the total consolidated assets of the Company) to a Substantial Shareholder; an issuance of equity securities of the Company or any of its subsidiaries to a Substantial Shareholder for consideration aggregating $5,000,000 or more; a liquidation or dissolution of the Company; and a reclassification or recapitalization of securities of the Company or any of its subsidiaries or a reorganization, in any case having the effect, directly or indirectly, of increasing the percentage interest of a Substantial Shareholder in any class of equity securities of the Company or such subsidiary.

  Article Eleven may not be amended or repealed without the affirmative vote of 80% or more of the votes entitled to be cast by all holders of voting shares (which 80% vote must also include the affirmative vote of a majority of the votes entitled to be cast by all holders of voting shares not beneficially owned by any Substantial Shareholder).

  The supermajority voting provisions embodied in Article Eleven may have the effect of discouraging any takeover or change in control of the Company. If the holders of a majority of the Company's outstanding Common Stock desire a takeover or change in control, and if such takeover or change in control is opposed by the Company's management, the existing Articles of Incorporation of the Company possibly could be used to thwart the desires of such majority.

  Rights Agreement. On August 3, 1998, the Board declared a dividend distribution of one Right for each outstanding share of Common Stock of the Company to stockholders of record at the close of business on

August 25, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $12.00 per share (the "Purchase Price"), subject to adjustment. The Purchase Price shall be paid in cash. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and SunTrust Bank, Atlanta, as Rights Agent.

  Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed. Until the earliest to occur of: (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date");
(ii) 10 business days following the commencement of a tender offer or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 20% or more of such outstanding shares of Common Stock; or
(iii) the close of business on the tenth day after the Board of Directors of the Company determines that a person, who alone or together with affiliates or associates has beneficial ownership of at least 10% of the Common Stock then outstanding, is an Adverse Person (the earliest of such dates being called the "Distribution Date"), the Rights will be evidenced only by Common Stock certificates and will be transferred with and only with Common Stock certificates. The Board of Directors, after reasonable inquiry and investigation, may determine that a person is an Adverse Person if the Board finds that: (i) such person intends to cause the Company to repurchase such person's shares or intends to attempt to pressure the Company to take actions which will result in that person's short-term financial gain under circumstances which would not be in the best interest of the Company and the shareholders; or (ii) ownership of the Common Stock by such person is causing or is reasonably likely to cause a material adverse impact on the business or prospects of the Company.

  Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will evidence the Rights.

  The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 25, 2008, unless earlier redeemed by the Company as described below.

  In the event that: (i) a Person (other than the Company and its affiliates) becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock; or (ii) the Board determines that a person is an Adverse Person, the Rights Agreement provides that proper provision shall be made so that each holder of a Right (except for any Acquiring Person or Adverse Person and certain Affiliates, Associates and transferees of such person) will thereafter have the right to receive, upon exercise, Common Stock (or in certain circumstances, cash, other securities or property) having a value equal to two
(2) times the exercise price of the Right. Notwithstanding the above, the acquisition of beneficial ownership of 20% or more of the Common Stock under clause (ii) above shall not permit the holder of a Right to purchase Common Stock at such discounted purchase price if such acquisition of beneficial ownership is approved in advance by the Board of Directors of the Company.

  In the event that, at any time following the Stock Acquisition Date: (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation; (ii) the Company engages in a merger or other business combination transaction with another person in which the Company is the surviving corporation, but in which its Common Stock is changed or exchanged; or (iii) 50% or more of the Company's assets or earning power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, common stock of the acquiring company having a value equal to two (2) times the exercise price of the Right.

  The Purchase Price payable, and the number of shares of Common Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock; (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock; or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

  The Rights may be redeemed by the Board in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price") at any time prior to fifteen
(15) days (plus such extensions as the Board, in its discretion, specifies) after the Stock Acquisition Date. However, the Board of Directors may not redeem any Rights following a determination that a person is an Adverse Person. Immediately upon the action of the Board of Directors of the Company, ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock, or any other forms of consideration deemed appropriate by the Board of Directors.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

  Other than those provisions relating to the Redemption Price, final expiration date and number of shares of Common Stock (and/or other securities or property, if applicable) issuable upon exercise of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date; and, thereafter, the provisions of the Rights Agreement may be amended by the Board only in order to cure any ambiguity, to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision, to shorten or lengthen any time period or to make such other changes as do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, however, that no amendment shall be made after the Distribution Date: (i) to lengthen any time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, or benefits to, holders of Rights; or (ii) to lengthen the redemption period at a time when the Rights are not then redeemable.

  The Rights Agreement and the provisions in the Company's Articles of Incorporation described above may have the effect of making it more difficult for stockholders to replace or add directors, or to otherwise influence actions taken by directors, which may discourage attempts to acquire control of the Company which may (or may not) be in the best interest of the majority of the stockholders.

                        SHARES ELIGIBLE FOR FUTURE SALE

  All of the shares of Common Stock sold in the Offering will generally be freely tradeable under the Securities Act of 1933 (the "Securities Act"). The Company will have 4,130,707 shares of Common Stock outstanding after the Offering. The Company, its executive officers and directors and certain shareholders (who collectively will own approximately 1,779,300 shares or 43.1% of the outstanding shares of Common Stock after the consummation of the Offering) have agreed with the Underwriters not to offer, sell, contract to sell or otherwise dispose of any of their shares of Common Stock for a period of 180 days after the date of this Prospectus without the permission of the Underwriters. Currently 839,880 outstanding shares of Common Stock held by existing shareholders are not subject to such agreement, and are freely tradable in accordance with Rule 144(k) under the Securities Act. The remaining 147,891 shares of currently outstanding Common Stock which were acquired in the past two years pursuant to exemptions from registration under the Securities Act are "restricted" within the meaning of Rule 144 and not currently eligible for resale under Rule 144. These shares may be resold only pursuant to an effective registration under the Securities Act or pursuant to an available exemption (such as provided by Rule 144 following a holding period for previously unregistered shares) from the registration requirements of the Securities Act.

  In general, Rule 144 provides that, subject to its provisions and other applicable federal and state securities law requirements, any person (or persons whose shares are aggregated), including any person who may be deemed an "affiliate" as defined under the Securities Act, who has acquired securities directly or indirectly from the issuer or an affiliate in a transaction not involving a public offering ("restricted securities"), and who has beneficially owned such restricted securities for at least one year is entitled to sell within any three-month period, a number of such shares that does not exceed the greater of: (i) the average weekly trading volume of the same class of securities during the four calendar weeks preceding the filing of the notice of the sale with the Securities and Exchange Commission ("SEC"); or (ii) 1% of the same class of securities then outstanding, subject to certain manner-of-sale provisions, notice requirements, and the availability of current information concerning the Company. A person who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations and current public information, manner of sale and notice requirements described above. Affiliates, including officers, directors and principal shareholders of the Company, are subject to the volume limitations and certain other requirements as to all shares owned by them, regardless of the length of time such shares have been beneficially owned and irrespective of whether such shares were acquired from the issuer or otherwise and whether acquired in a transaction involving a public offering.

                                 UNDERWRITING

  Pursuant to the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and subject to the terms and conditions thereof, the underwriters named below (the "Underwriters"), acting through Morgan Keegan & Company, Inc. and Sterne, Agee & Leach, Inc., as representatives of the several Underwriters (the "Representatives") have severally agreed to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names.

           NAME                                                NUMBER OF SHARES
           ----                                                ----------------
Morgan Keegan & Company, Inc. ................................
Sterne, Agee & Leach, Inc. ...................................

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all such shares of the Common Stock if any of such shares are purchased. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

  The Company has been advised by the Underwriters that the Underwriters propose to offer such shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $     per
share. The Underwriters may allow, and such dealers may re-allow, a concession
not in excess of $     per share to certain other dealers. After the initial
public offering, the offering price and other selling terms may be changed by the Underwriters.

  Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 204,545 additional shares of Common Stock at the initial public offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters.

  The Company, each of its directors and executive officers, and certain other shareholders of the Company have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives. See "Risk Factors--Potential Adverse Effect of Future Sales of Presently Outstanding Shares."

  The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  Until the distribution of the Common Stock is completed, rules of the SEC may limit the ability of the Underwriters or members of the selling group to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell a greater aggregate number of shares of Common Stock than is set forth on the cover page of this Prospectus, the Underwriters may reduce the short position by purchasing shares of Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase Common Stock in the open market to reduce the selling group members' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares of Common Stock as part of the Offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock will be determined by negotiations between the Company and the Representatives. Among the factors considered in such negotiations will be prevailing market and general economic conditions, the market capitalizations, trading histories and stages of development of other publicly traded companies that the Company and the Representatives believe to be comparable to the Company, the results of operations of the Company in recent periods, the current financial position of the Company, estimates of the business potential of the Company and the present state of the Company's development and the availability for sale in the market of a significant number of shares of Common Stock. Additionally, consideration will be given to the general status of the securities market, the market conditions for new issues of securities and the demand for securities of comparable companies at the time the Offering is made.

  At the request of the Company, the Underwriters have reserved up to five percent of the shares of Common Stock to be offered hereby for sale at the initial public offering price to certain Company employees, business associates and related persons. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase the reserved shares. Any reserved shares that are not purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

  Application has been made for quotation of the Common Stock on the Nasdaq National Market.

                                 LEGAL MATTERS

  The legality of the shares of the Common Stock offered hereby will be passed upon by Watkins Ludlam Winter & Stennis, P.A., Jackson, Mississippi, counsel to the Company. Certain legal matters in connection with the Offering will be passed on for the Underwriters by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in this Prospectus and Registration Statement at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, as set forth in their report appearing elsewhere herein. Our consolidated financial statements are included elsewhere herein in reliance on their report, given on their authority as experts in accounting and auditing.

  McArthur, Thames, Slay and Dews, PLLC were the independent accountants for the Company until June of 1998. The Company replaced McArthur, Thames, Slay and Dews, PLLC with Ernst & Young LLP as the Company's independent accountants. The Company's Board of Directors approved the change in independent accountants. The audit reports of McArthur, Thames, Slay and Dews, PLLC on the consolidated financial statements of the Company did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. There have been no disagreements between the Company and McArthur, Thames, Slay and Dews, PLLC relating to accounting principles or practices or financial statement disclosure during the last two fiscal years or the subsequent interim period through the date of dismissal.

                             AVAILABLE INFORMATION

  The Company has filed with the SEC a Registration Statement on Form S-1 (together with all amendments and supplements, the "Registration Statement") under the Securities Act, with respect to the Common Stock. This Prospectus omits certain information contained in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits filed as a part thereof, which may be inspected at the principal office of the SEC without charge at 450 Fifth Street, N.W., Washington, D.C. 20549 and is available on the SEC web site at http://www.sec.gov.

  Upon consummation of this Offering, the Company will be subject to the informational requirements of the Exchange Act and in accordance therewith will file reports and other information with the SEC. Copies of such reports and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports and other information can be inspected and copied at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants, including the Company.

  Copies of the Registration Statement may be obtained from the SEC at its principal office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, where the contract or the document has been filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by reference to the applicable document filed with the SEC.

  Following the Offering, the shares of Common Stock will be traded on the Nasdaq National Market under the symbol LCCO, and reports, proxy and information statements, and other information filed by the Company following the Offering may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors............................................  F-2
Consolidated Balance Sheets as of September 30, 1998 (unaudited) and
 December 31, 1997 and 1996...............................................  F-3
Consolidated Statements of Income and Comprehensive Income for the nine months ended September 30, 1998 and 1997 (unaudited) and the years ended
 December 31, 1997, 1996 and 1995.........................................  F-4
Consolidated Statement of Changes in Stockholders' Equity for the nine months ended September 30, 1998 (unaudited) and the years ended December
 31, 1997, 1996 and 1995..................................................  F-5
Consolidated Statements of Cash Flows for the nine months ended September
 30, 1998 and 1997 (unaudited) and the years ended December 31, 1997, 1996 and 1995.................................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders Lamar Capital Corporation

  We have audited the accompanying consolidated balance sheets of Lamar Capital Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lamar Capital Corporation at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                                Ernst & Young LLP


Jackson, Mississippi
August 11, 1998

                   LAMAR CAPITAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                               DECEMBER 31,
                                               SEPTEMBER 30, ------------------
                                                   1998        1997      1996
                                               ------------- --------  --------
                                                (UNAUDITED)
                   ASSETS
Cash and due from banks......................    $ 15,097    $  7,787  $  8,676
Federal funds sold...........................       5,875       7,950     4,700
                                                 --------    --------  --------
Cash and cash equivalents....................      20,972      15,737    13,376
Securities available for sale (amortized
 cost--$54,295 (unaudited) in 1998, $36,365
 in 1997 and $18,816 in 1996)................      55,128      36,810    18,660
Securities held to maturity (fair value--
 $35,711 (unaudited) in 1998, $22,203 in 1997
 and $22,674 in 1996)........................      35,111      22,111    22,902
Loans (less allowance for loan losses of
 $3,517 (unaudited) in 1998, $3,101 in 1997
 and $2,837 in 1996).........................     188,876     159,552   140,318
Accrued interest receivable..................       2,857       2,391     1,990
Premises and equipment.......................       8,932       6,638     6,218
Other real estate............................         544         411       767
Federal Home Loan Bank stock.................         766         963       539
Cash surrender value of life insurance.......       1,281       1,233     1,169
Deferred income taxes........................         544         689       825
Other assets.................................         683         487       566
                                                 --------    --------  --------
    Total assets.............................    $315,694    $247,022  $207,330
                                                 ========    ========  ========
    LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits:
Non-interest bearing.........................    $ 29,825    $ 24,051  $ 20,770
Interest bearing.............................     247,793     187,447   164,634
                                                 --------    --------  --------
    Total deposits...........................     277,618     211,498   185,404
Interest payable.............................         702         812       692
Dividends payable............................          83         150       125
Other liabilities............................         893         782       636
Other borrowed funds.........................      17,720      17,620     7,000
                                                 --------    --------  --------
    Total liabilities........................     297,016     230,862   193,857
STOCKHOLDERS' EQUITY
Common stock, $.50 par value (unaudited) at
 September 30, 1998, $10 par value at
 December 31, 1997 and 1996; 50,000,000
 shares (unaudited) authorized at September
 30, 1998, 100,000 shares authorized at
 December 31, 1997 and 1996; 2,767,071 shares
 (unaudited) issued and outstanding at
 September 30, 1998, 46,569.44 shares issued
 and outstanding at December 31, 1997 and
 1996........................................       1,384         466       466
Paid-in capital..............................       4,367       5,374     5,227
Retained earnings............................      12,405      10,283     8,219
Unrealized gain (loss) on securities
 available for sale, net of income taxes.....         522         279       (98)
Treasury stock, none (unaudited) at September
 30, 1998 and 763.44 and 1,417.44 shares at
 December 1997 and 1996......................         --         (242)     (341)
                                                 --------    --------  --------
    Total stockholders' equity...............      18,678      16,160    13,473
                                                 --------    --------  --------
    Total liabilities and stockholders'
     equity..................................    $315,694    $247,022  $207,330
                                                 ========    ========  ========

                            See accompanying notes.

                   LAMAR CAPITAL CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                 NINE MONTHS ENDED
                                   SEPTEMBER 30,     YEAR ENDED DECEMBER 31,
                                 ------------------  -------------------------
                                   1998      1997     1997     1996     1995
                                 --------  --------  -------  -------  -------
                                    (UNAUDITED)
Interest income
Loans, including fees..........  $ 13,703  $ 11,674  $15,984  $13,790  $11,519
Federal funds sold.............       531       225      297      204      274
Interest on securities:
Taxable........................     2,227     1,424    1,956    1,029    1,052
Non-taxable....................     1,102       864    1,205    1,167    1,058
                                 --------  --------  -------  -------  -------
                                    3,329     2,288    3,161    2,196    2,110
                                 --------  --------  -------  -------  -------
      Total interest income....    17,563    14,187   19,442   16,190   13,903
Interest expense
Deposits.......................     9,292     7,242    9,799    8,358    7,083
Other borrowed funds...........       921       502      737       71       17
                                 --------  --------  -------  -------  -------
      Total interest expense...    10,213     7,744   10,536    8,429    7,100
                                 --------  --------  -------  -------  -------
Net interest income............     7,350     6,443    8,906    7,761    6,803
Provision for loan losses......       559       503      725      557      517
                                 --------  --------  -------  -------  -------
Net interest income after
 provision for loan losses.....     6,791     5,940    8,181    7,204    6,286
Other income
Service charges on deposit
 accounts......................     1,329     1,228    1,670    1,519    1,075
Mortgage loan fees.............       377       320      362      260      226
Commissions on credit life
 insurance.....................       326       284      391      320      269
Gain (loss) on sale of
 securities available for
 sale..........................       222       (12)     (13)      10        3
Other operating income.........       283       203      279      216      178
                                 --------  --------  -------  -------  -------
      Total other income.......     2,537     2,023    2,689    2,325    1,751
Other expense
Salaries and employee
 benefits......................     3,450     2,949    4,173    3,595    3,068
Occupancy expense..............       482       462      610      504      439
Furniture and equipment
 expense.......................       671       647      878      787      780
Other operating expense........     1,578     1,460    2,016    2,004    1,859
                                 --------  --------  -------  -------  -------
      Total other expense......     6,181     5,518    7,677    6,890    6,146
                                 --------  --------  -------  -------  -------
Income before income taxes.....     3,147     2,445    3,193    2,639    1,891
Income tax expense.............       787       658      854      611      417
                                 --------  --------  -------  -------  -------
Net income.....................     2,360     1,787    2,339    2,028    1,474
Other comprehensive income
 (loss), net of income taxes
Change in unrealized gain
 (loss) on securities available
 for sale......................       243       237      377      (68)     757
Reclassification of realized
 amount........................      (139)        8        8       (6)      (2)
                                 --------  --------  -------  -------  -------
Net unrealized gain (loss)
 recognized in comprehensive
 income........................       104       245      385      (74)     755
                                 --------  --------  -------  -------  -------
      Comprehensive income.....  $  2,464  $  2,032  $ 2,724  $ 1,954  $ 2,229
                                 ========  ========  =======  =======  =======
Earnings per share--basic and
 dilutive......................  $    .86  $    .67  $   .87  $   .75  $   .54
                                 ========  ========  =======  =======  =======

                            See accompanying notes.

                   LAMAR CAPITAL CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)

                                                                         UNREALIZED
                                                                         GAIN (LOSS)
                                                                        ON SECURITIES
                                                                          AVAILABLE
                                  COMMON STOCK                            FOR SALE,    TREASURY STOCK         TOTAL
                               --------------------  PAID-IN  RETAINED     NET OF     ------------------  STOCKHOLDERS'
                                  SHARES     AMOUNT  CAPITAL  EARNINGS  INCOME TAXES    SHARES    AMOUNT     EQUITY
                               ------------  ------  -------  --------  ------------- ----------  ------  -------------
Balance at January 1, 1995...     46,569.44  $  466  $5,227   $ 5,217       $(787)           --   $ --       $10,123
Net income for 1995..........                                   1,474                                          1,474
Dividend ($5.54 per share)...                                    (250)                                          (250)
Purchase of treasury stock...                                                           1,409.30   (339)        (339)
Change in unrealized gain
 (loss), net of income taxes,
 on securities available for
 sale........................                                                 757                                757
                               ------------  ------  ------   -------       -----     ----------  -----      -------
Balance at December 31,
 1995........................     46,569.44     466   5,227     6,441         (30)      1,409.30   (339)      11,765
Net income for 1996..........                                   2,028                                          2,028
Dividend ($5.54 per share)...                                    (250)                                          (250)
Purchase of treasury stock...                                                               8.14     (2)          (2)
Change in unrealized gain
 (loss), net of income taxes,
 on securities available for
 sale........................                                                 (68)                               (68)
                               ------------  ------  ------   -------       -----     ----------  -----      -------
Balance at December 31,
 1996........................     46,569.44     466   5,227     8,219         (98)      1,417.44   (341)      13,473
Net income for 1997..........                                   2,339                                          2,339
Dividend ($6.05 per share)...                                    (275)                                          (275)
Purchase of treasury stock...                                                           1,374.00   (436)        (436)
Sale of treasury stock.......                           147                            (2,028.00)   535          682
Change in unrealized gain
 (loss), net of income taxes,
 on securities available for
 sale........................                                                 377                                377
                               ------------  ------  ------   -------       -----     ----------  -----      -------
Balance at December 31,
 1997........................     46,569.44     466   5,374    10,283         279         763.44   (242)      16,160
Net income for the nine
 months ended September 30,
 1998........................                                   2,360                                          2,360
Stock split (60-for-1).......  2,747,596.96     932    (932)                           56,842.96                 --
Dividend ($.09 per share)....                                    (238)                                          (238)
Purchase of treasury stock...                                                             200.00    (72)         (72)
Sale of treasury stock.......                            51                           (30,711.00)   174          225
Retirement of treasury
 stock.......................    (27,095.40)    (14)   (126)                          (27,095.40)   140          --
Change in unrealized gain
 (loss), net of income taxes,
 on securities available for
 sale........................                                                 243                                243
                               ------------  ------  ------   -------       -----     ----------  -----      -------
Balance at September 30, 1998
 (unaudited).................     2,767,071  $1,384  $4,367   $12,405       $ 522            --   $ --       $18,678
                               ============  ======  ======   =======       =====     ==========  =====      =======

                            See accompanying notes.

                   LAMAR CAPITAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                NINE MONTHS ENDED
                                  SEPTEMBER 30,      YEAR ENDED DECEMBER 31,
                                ------------------  ---------------------------
                                  1998      1997      1997      1996     1995
                                --------  --------  --------  --------  -------
                                   (UNAUDITED)
Operating Activities
 Net income...................  $  2,360  $  1,787  $  2,339  $  2,028  $ 1,474
 Adjustments to reconcile net
  income to net cash provided
  by operating activities:
 Provision for loan losses....       559       503       725       557      517
 Provision for losses on other
  real estate.................        11        34        44        18       27
 Deferred income tax benefit..       --        --        (89)     (108)     (70)
 Depreciation and amortization
  expense.....................       489       459       726       654      604
 Amortization of securities
  premiums....................       185       129       167       208      185
 Accretion of securities
  discounts...................       (24)      (41)      (69)      (12)     (28)
 Increase in cash surrender
  value of life insurance.....       (48)      (48)      (64)      (61)     (40)
 Federal Home Loan Bank
  dividend....................       (26)      (35)      (49)      (30)     (17)
 (Gain) loss on sales of
  securities..................      (222)       12        13       (10)      (3)
 (Gain) loss of sales of other
  real estate.................        (7)      (21)      (12)      (18)      53
 Mortgage loan originations...   (12,653)   (9,511)  (13,568)  (11,697) (10,133)
 Proceeds from sales of
  mortgage loans..............    11,089     9,299    13,508    12,581    9,478
 Increase in interest
  receivable..................      (466)     (295)     (401)     (387)     (87)
 Increase (decrease) in
  interest payable............      (110)      (47)      120        10      393
 (Increase) decrease in other
  assets......................      (196)      (99)       79        81     (134)
 Increase in other
  liabilities.................       111       133       146       203       33
                                --------  --------  --------  --------  -------
Net cash provided by operating
 activities...................     1,052     2,259     3,615     4,017    2,252
Investing activities
 Securities held to maturity:
 Proceeds from calls,
  maturities, and principal
  reductions..................     3,415     1,891     2,821     3,195    2,215
 Purchase of securities.......   (15,795)   (1,564)   (2,115)   (9,823)  (8,153)
 Securities available for
  sale:
 Proceeds from calls,
  maturities, and principal
  reductions..................     7,654     2,490     3,554     2,162      --
 Proceeds from sales of
  securities..................     7,930    11,867    19,618     2,182    7,220
 Purchases of securities......   (34,073)  (30,953)  (40,746)   (6,536)    (401)
 (Purchases) sales of Federal
  Home Loan Bank stock........       223      (430)     (375)      (29)    (463)
 Net increase in loans........   (28,481)  (14,755)  (19,899)  (22,763) (16,512)
 Proceeds from sales of other
  real estate.................        25       246       324       102      130
 Purchases of premises and
  equipment...................    (2,783)     (545)   (1,146)   (2,548)    (379)
                                --------  --------  --------  --------  -------
 Net cash used in investing
  activities..................   (61,885) (31,753)   (37,964)  (34,058) (16,343)
Financing activities
 Net increase in deposits.....    66,120    20,490    26,094    28,773   17,422
 Decrease in federal funds
  purchased...................       --        --        --        --    (1,750)
 Net increase in revolving
  line of credit..............       100       --      4,020       --       --
 Borrowings from banks........       --     10,000    10,000     7,000      --
 Payments on notes payable to
  banks.......................       --     (3,000)   (3,400)      --       --
 Purchases of treasury stock..       (72)     (436)     (436)       (2)    (339)
 Proceeds from sales of
  treasury stock..............       225       352       682       --       --
 Dividends paid...............      (305)     (250)     (250)     (250)    (250)
                                --------  --------  --------  --------  -------
 Net cash provided by
  financing activities........    66,068    27,156    36,710    35,521   15,083
                                --------  --------  --------  --------  -------
 Net increase (decrease) in
  cash and cash equivalents...     5,235    (2,338)    2,361     5,480      992
 Cash and cash equivalents at
  beginning of period.........    15,737    13,376    13,376     7,896    6,904
                                --------  --------  --------  --------  -------
 Cash and cash equivalents at
  end of period...............  $ 20,972  $ 11,038  $ 15,737  $ 13,376  $ 7,896
                                ========  ========  ========  ========  =======

                            See accompanying notes.

                  LAMAR CAPITAL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Consolidation

  The consolidated financial statements include the accounts of Lamar Capital Corporation (the "Company") and its wholly-owned subsidiaries, The Mortgage Shop, Inc. ("MSI") and Lamar Bank (the "Bank") and its wholly-owned subsidiary, Southern Financial Services, Inc. ("SFSI"). All significant intercompany balances and transactions have been eliminated in consolidation.

 Business

  The Company is a one-bank holding company headquartered in Purvis, Mississippi. The Company operates seven full service banking locations in retail banking predominantly in Lamar and Forrest counties in southeastern Mississippi. SFSI operates a finance company in seven locations in southeastern Mississippi to provide consumer loans to customers who may not be eligible to obtain financing from the Bank. The Company's consolidated results of operations are dependent upon net interest income, which is the difference between the interest income on interest-earning assets and the interest expense on interest-bearing liabilities. Principal interest-earning assets are securities and real estate, consumer and commercial loans. Interest-bearing liabilities consist of interest-bearing deposit accounts and other borrowed funds.

  Other sources of income include fees charged to customers for a variety of banking services such as deposit account fees and commissions on credit life insurance. The Company also generates fees in its mortgage banking activities from the origination and sale of loans and servicing rights of 15 year and 30 year fixed rate loans in the secondary market.

  The Company's operating expenses consist primarily of salaries and employee benefits, occupancy, furniture and equipment expenses, communications costs and other general and administrative operating expenses. The Company's results of operations are significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  Cash and cash equivalents are stated at cost. Federal funds sold have maturities generally of one day. The Bank is required to maintain average balances with the Federal Reserve Bank. The required reserve balance at December 31, 1997 was $3,088. Cash paid for interest during the nine months ended September 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995 was $10,323 (unaudited) and $7,791 (unaudited), $10,416, $8,419 and
$6,707, respectively.

 Securities

  Debt securities available for sale are carried at estimated fair value. The amortized cost of debt securities classified as available for sale is adjusted for amortization of premiums and accretion of discounts to maturity. Unrealized gains or losses on these debt securities are included in stockholders' equity net of income taxes. Debt

                  LAMAR CAPITAL CORPORATION AND SUBSIDIARIES securities which the Bank has the ability and the intent to hold until maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. The adjusted cost of the specific debt securities sold is used to compute gains or losses on the sale of securities. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

  Federal Home Loan Bank stock is not considered a marketable equity security under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and, therefore, is carried at cost.

 Mortgage Banking Activities

  The Company originates first mortgage loans (traditional 15 year and 30 year fixed and variable rate loans) for sale, with the servicing rights, in the secondary market. The Company limits its interest rate risk on such loans originated by selling individual loans immediately after the customers lock into their rate. Origination fees and any gains or losses on the sale of the mortgage loans and servicing rights, which are not material to the consolidated operations for the periods presented, are included in mortgage loan fees. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market value, based on the subsequent sales prices of such loans.

  In June of 1996, the Financial Accounting Standards Board ("FASB") issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to cease to recognize them as financial assets when control has been surrendered in accordance with the criteria provided in SFAS No. 125. Subsequently, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS No. 125," which deferred until January 1, 1998, the implementation of certain aspects of the original statement. The Company adopted the provisions of SFAS No. 125 effective January 1, 1998. The adoption of SFAS No. 125 did not have a material impact on the consolidated financial condition or operating results of the Company.

 Loans

  Loans, other than mortgage loans held for sale, are stated at the principal amounts outstanding, less unearned income and the reserve for possible loan losses. Interest on loans and accretion of unearned income are computed by methods which approximate a level rate of return on recorded principal. Loan origination fees and certain direct loan origination costs are deferred and recognized over the average lives of the loans as an adjustment to yield.

  Commercial and real estate loans are placed on non-accrual status when they become past due 90 days or more as to principal or interest unless they are adequately secured and in the process of collection. All commercial and real estate nonaccrual loans are considered to be impaired in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan." Consumer loans generally are not placed on nonaccrual status but are reviewed periodically and charged off when deemed uncollectible or any payment of principal or interest is more than 120 days delinquent. Interest payments received on nonaccrual loans are applied to principal if in management's opinion there is doubt as to the collectibility of the principal; otherwise, these receipts are recorded as interest income. A loan remains on nonaccrual status until it is current as to principal and interest and the borrower demonstrates the ability to fulfill the contractual obligation.

 Allowance for Loan Losses

  The allowance for loan losses is maintained at a level considered adequate by management and approved by the Board of Directors to provide for potential loan losses. Management's determination of the adequacy is

                  LAMAR CAPITAL CORPORATION AND SUBSIDIARIES based on an evaluation of the portfolio, past loan loss experience, growth and composition of the loan portfolio, economic conditions and other relevant factors; actual losses may vary from the current estimate. The allowance is increased by provisions for loan losses charged against income. Actual loan losses are deducted from and subsequent recoveries are added to the allowance.

 Premises and Equipment

  Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the modified accelerated cost recovery method for financial reporting purposes based upon the estimated useful lives of the assets. Expenditures for major renewals and betterments are capitalized and those for maintenance and repairs are charged to expense when incurred.

 Other Real Estate

  Other real estate is stated at the lower of fair value, based on current market appraisals, or the recorded investment in the related loan.

 Long-Lived Assets

  Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The effect of adopting SFAS No. 121 did not have a material impact on the consolidated financial position or operating results of the Company.

 Income Taxes

  The Company and its subsidiaries file a consolidated federal and state income tax return. The Company accounts for income taxes using the liability method. Temporary differences occur between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are recorded for these differences based on enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Comprehensive Income

  The Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income," effective for the nine month period ended September 30, 1998. SFAS No. 130 requires the presentation of comprehensive income and establishes standards for reporting its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. The periods prior to September 30, 1998 were restated to meet the current reporting formats.

 Recent Accounting Pronouncements

  In June of 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the reporting of financial information from operating segments in annual and interim financial statements. SFAS No. 131 requires that financial information be reported on the same basis that is reported internally for evaluating segment performance and allocating resources to segments. Because SFAS No. 131 addresses how supplemental financial information is disclosed in annual and interim reports, its adoption is not anticipated to have an impact on the consolidated financial position or operating results of the Company. The Company is required to adopt the disclosure requirements in its 1998 annual report, and in interim periods in 1999.

  In June of 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on the consolidated financial position or operations of the Company.

                  LAMAR CAPITAL CORPORATION AND SUBSIDIARIES

 Net Income per Common Share

  In February of 1997, the FASB issued SFAS No. 128, "Earnings per Share," which requires the presentation of both basic and diluted net income per share. The Company adopted the provisions of SFAS No. 128 effective December 31, 1997. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported earnings per share. All earnings per share amounts for all periods presented, and where appropriate, have been restated to conform to the SFAS No. 128 requirements.

  Effective May 13, 1998, the Board of Directors adopted and the shareholders approved an amendment to the Company's Articles of Incorporation to increase the authorized shares to 2,000,000 shares of Common Stock with a par value of $.50 per share and completed a 20-for-1 stock split of its Common Stock. On August 3, 1998, the Board of Directors approved a 3-for-1 stock split of its Common Stock and an amendment to the Company's Articles of Incorporation to increase the authorized shares to 50,000,000 shares of Common Stock with a par value of $.50 per share. The shareholders approved the amendment to increase the authorized shares on August 25, 1998. Consolidated net income per basic and diluted common share has been restated for each period presented in the accompanying consolidated statements of income to reflect the stock splits described above.

 Reclassifications

  Certain reclassifications have been made in the accompanying consolidated financial statements from prior presentations.

 Unaudited Financial Information

  Financial information as of September 30, 1998 and the nine months ended September 30, 1997 and 1998 as well as certain other information presented subsequent to December 31, 1997 is unaudited. In the opinion of management of the Company, all adjustments necessary for a fair presentation of such financial information have been included. All such adjustments are of a normal recurring nature. The consolidated statements of income and comprehensive income, cash flows and changes in stockholders' equity for the nine months ended September 30, 1998 are not necessarily indicative of the consolidated statements of income and comprehensive income, cash flows and changes in stockholders' equity which may be expected for the year ended December 31, 1998.

2. DEBT SECURITIES

  The aggregate carrying amounts and estimated fair value of debt securities were as follows:

                                                 SEPTEMBER 30, 1998
                                      -----------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED   FAIR
                                        COST      GAINS      LOSSES     VALUE
                                      --------- ---------- ---------- ---------
                                                     (UNAUDITED)
Debt securities available for sale:
 U.S. Treasury securities and
  obligations of U.S. government
  agencies...........................  $29,130     $357      $ --      $29,487
 Obligations of states and political
  subdivisions.......................   10,494      345         (2)     10,837
 Mortgage-backed securities..........   14,671      153        (20)     14,804
                                       -------     ----      -----     -------
Total debt securities available for
 sale................................  $54,295     $855      $ (22)    $55,128
                                       =======     ====      =====     =======
Debt securities held to maturity:
 U.S. Treasury securities and
  obligations of U.S. government
  agencies...........................  $ 7,582     $125      $ --      $ 7,707
 Obligations of states and political
  subdivisions.......................   25,935      517        (80)     26,372
 Mortgage-backed securities..........    1,594       38        --        1,632
                                       -------     ----      -----     -------
Total debt securities held to
 maturity............................  $35,111     $680      $ (80)    $35,711
                                       =======     ====      =====     =======

                   LAMAR CAPITAL CORPORATION AND SUBSIDIARIES

                                                  DECEMBER 31, 1997
                                      -----------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED   FAIR
                                        COST      GAINS      LOSSES     VALUE
                                      --------- ---------- ---------- ---------
Debt securities available for sale:
 U.S. Treasury securities and
  obligations of U.S. government
  agencies...........................  $23,387     $314      $  (5)    $23,696
 Obligations of states and political
  subdivisions.......................    9,621      165        (28)      9,758
 Mortgage-backed securities..........    3,357       16        (17)      3,356
                                       -------     ----      -----     -------
Total debt securities available for
 sale................................  $36,365     $495      $ (50)    $36,810
                                       =======     ====      =====     =======
Debt securities held to maturity:
 U.S. Treasury securities and
  obligations of U.S. government
  agencies...........................  $ 4,911     $  3      $ (20)    $ 4,894
 Obligations of states and political
  subdivisions.......................   14,913      149        (88)     14,974
 Mortgage-backed securities..........    2,287       49         (1)      2,335
                                       -------     ----      -----     -------
Total debt securities held to
 maturity............................  $22,111     $201      $(109)    $22,203
                                       =======     ====      =====     =======
                                                  DECEMBER 31, 1996
                                      -----------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED   FAIR
                                        COST      GAINS      LOSSES     VALUE
                                      --------- ---------- ---------- ---------
Debt securities available for sale:
 U.S. Treasury securities and
  obligations of U.S. government
  agencies...........................  $ 5,179     $  1      $ (62)    $ 5,118
 Obligations of states and political
  subdivisions.......................   10,806       10        (76)     10,740
 Mortgage-backed securities..........    2,831       16        (45)      2,802
                                       -------     ----      -----     -------
Total debt securities available for
 sale................................  $18,816     $ 27      $(183)    $18,660
                                       =======     ====      =====     =======
Debt securities held to maturity:
 U.S. Treasury securities and
  obligations of U.S. government
  agencies...........................  $ 5,658     $  2      $ (75)    $ 5,585
 Obligations of states and political
  subdivisions.......................   13,697       57       (261)     13,493
 Mortgage-backed securities..........    3,547       60        (11)      3,596
                                       -------     ----      -----     -------
Total debt securities held to
 maturity............................  $22,902     $119      $(347)    $22,674
                                       =======     ====      =====     =======

                  LAMAR CAPITAL CORPORATION AND SUBSIDIARIES

  During the nine months ended September 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995, available-for-sale debt securities with a fair value at the date of sale of $7,930 (unaudited), $11,867 (unaudited), $19,618, $2,182 and $7,220, respectively, were sold. The gross realized gains or losses on such sales totaled $222 (unaudited), $(12) (unaudited), $(13), $10 and $3, respectively. The amortized cost and estimated fair value of debt securities as of December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                                       ESTIMATED
                                                             AMORTIZED   FAIR
                                                               COST      VALUE
                                                             --------- ---------
   Debt securities available for sale:
     Due in one year or less................................  $   431   $   437
     Due after one year through five years..................    5,199     5,207
     Due after five years through ten years.................   21,578    21,942
     Due after ten years....................................    5,800    15,868
     Mortgage-backed securities.............................    3,357     3,356
                                                              -------   -------
                                                              $36,365   $36,810
                                                              =======   =======
   Debt securities held to maturity:
     Due in one year or less................................  $ 1,675   $ 1,685
     Due after one year through five years..................   10,381    10,380
     Due after five years through ten years.................    5,211     5,222
     Due after ten years....................................    2,557     2,581
     Mortgage-backed securities.............................    2,287     2,335
                                                              -------   -------
                                                              $22,111   $22,203
                                                              =======   =======

  Debt securities having carrying amounts of $70,715 (unaudited), $38,604 and $35,521 at September 30, 1998, December 31, 1997 and 1996, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

3. LOANS

  Loans consisted of the following:

                                                               DECEMBER 31,
                                               SEPTEMBER 30, ------------------
                                                   1998        1997      1996
                                               ------------- --------  --------
                                                (UNAUDITED)
   Real estate:
     Residential..............................   $ 60,925    $ 55,406  $ 48,062
     Mortgage loans held for sale.............      1,986         421       361
     Construction.............................      7,867       4,226     4,680
     Commercial...............................     30,278      28,591    26,125
   Consumer...................................     57,285      51,965    45,555
   Commercial.................................     37,797      25,556    21,992
                                                 --------    --------  --------
                                                  196,138     166,165   146,775
   Unearned income............................     (3,745)     (3,512)   (3,620)
   Allowance for loan losses..................     (3,517)     (3,101)   (2,837)
                                                 --------    --------  --------
   Net loans..................................   $188,876    $159,552  $140,318
                                                 ========    ========  ========

                  LAMAR CAPITAL CORPORATION AND SUBSIDIARIES

  Loans are made principally to customers in the Company's trade area. The economy in this trade area is primarily retail, service and medical based. The Company's loan portfolio is primarily centered in consumer loans and real estate; therefore, the collection of such loans are dependent on the trade area economy. The Company's lending policy provides that loans collateralized by real estate are normally made with loan-to-value ratios of 80% or less. Commercial loans are typically collateralized by property, equipment, inventories and/or receivables with loan-to-value ratios from 50% to 80%. Consumer loans are typically collateralized by automobiles and personal property.

  Transactions in the allowance for loan losses are summarized as follows:

                            AS OF AND FOR THE NINE AS OF AND FOR THE YEAR ENDED
                                 MONTHS ENDED              DECEMBER 31,
                                SEPTEMBER 30,      -------------------------------
                                     1998            1997       1996       1995
                            ---------------------- ---------  ---------  ---------
                                 (UNAUDITED)
   Balance at beginning of
    period.................         $3,101         $   2,837  $   2,529  $   2,427
   Provision for loan
    losses.................            559               725        557        517
   Loans charged off.......           (314)             (638)      (488)      (632)
   Recoveries of loans
    previously charged
    off....................            171               177        239        217
                                    ------         ---------  ---------  ---------
   Balance at end of
    period.................         $3,517         $   3,101  $   2,837  $   2,529
                                    ======         =========  =========  =========

  Non-accrual loans at September 30, 1998, December 31, 1997 and 1996 were $602 (unaudited), $147 and $400, respectively.

  Certain directors, executive officers, principal shareholders, their immediate family members and entities in which they or their immediate family members have principal ownership interests, are customers of and have transactions with the Company in the ordinary course of business. Loans to these parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable third-party transactions and do not involve more than normal risks of collectibility or present other unfavorable features.

  These related party loan transactions are summarized as follows:

                                           NINE MONTHS ENDED      YEAR ENDED
                                           SEPTEMBER  30, 1998 DECEMBER 31, 1997
                                           ------------------- -----------------
                                               (UNAUDITED)
   Balance at beginning of period.........       $1,436             $1,271
   New loans..............................        1,268              1,078
   Repayments.............................       (1,077)              (913)
                                                 ------             ------
   Balance at end of period...............       $1,627             $1,436
                                                 ======             ======

4. PREMISES AND EQUIPMENT

  Premises and equipment consisted of the following at:

                                                                DECEMBER 31,
                                                 SEPTEMBER 30, ----------------
                                                     1998       1997     1996
                                                 ------------- -------  -------
                                                  (UNAUDITED)
   Land.........................................    $ 2,103    $ 1,657  $ 1,168
   Bank premises................................      6,298      4,923    4,738
   Furniture, fixtures and equipment............      4,486      3,651    3,328
   Computer software............................        751        674      550
   Accumulated depreciation.....................     (4,706)    (4,267)  (3,566)
                                                    -------    -------  -------
                                                    $ 8,932    $ 6,638  $ 6,218
                                                    =======    =======  =======

                  LAMAR CAPITAL CORPORATION AND SUBSIDIARIES

5. OTHER REAL ESTATE

  Other real estate transactions consisted of the following:

                              AS OF AND FOR THE AS OF AND FOR THE YEAR ENDED
                              NINE MONTHS ENDED         DECEMBER 31,
                                SEPTEMBER 30,   -------------------------------
                                    1998          1997       1996       1995
                              ----------------- ---------  ---------  ---------
                                 (UNAUDITED)
   Beginning balance.........       $ 411       $     767  $     309  $     157
   Transfers of loans........         162              24        560        362
   Sales.....................         (18)           (336)       (84)      (183)
   Provision for losses......         (11)            (44)       (18)       (27)
                                    -----       ---------  ---------  ---------
   Ending balance............       $ 544       $     411  $     767  $     309
                                    =====       =========  =========  =========

6. INTEREST BEARING DEPOSITS

  Interest bearing deposits consisted of the following:

                                                               DECEMBER 31,
                                               SEPTEMBER 30, -----------------
                                                   1998        1997     1996
                                               ------------- -------- --------
                                                (UNAUDITED)
   Demand (Now, SuperNow and money market)....   $ 80,693    $ 50,765 $ 46,610
   Savings....................................      9,351       8,877    8,384
   Individual retirement accounts.............     13,267      11,058    9,654
   Time deposits, $100,000 and over...........     53,023      35,635   29,329
   Other time deposits........................     91,459      81,112   70,657
                                                 --------    -------- --------
                                                 $247,793    $187,447 $164,634
                                                 ========    ======== ========

  Scheduled maturities of time deposits, including individual retirement accounts, outstanding at December 31, 1997 are as follows:

   1998................................................................ $ 70,689
   1999................................................................   22,192
   2000................................................................   24,155
   2001................................................................    6,232
   2002................................................................    4,537
                                                                        --------
                                                                        $127,805
                                                                        ========

  In the normal course of business, the Company has accepted deposits from certain directors, executive officers, principal shareholders and other related parties on substantially the same terms, including interest rates, as those prevailing at the time of comparable transactions with third-party customers. Such deposits were $772 (unaudited) at September 30, 1998 and $900 at December 31, 1997 and 1996, respectively.

7. OTHER BORROWED FUNDS

  Other borrowed funds include borrowings of $4,120 (unaudited) and $4,020 at September 30, 1998 and December 31, 1997, respectively, under a $5,000 revolving line of credit with an unrelated bank. Borrowings accrue interest at a variable rate (9.00% at September 30, 1998 (unaudited) and 9.25% at December 31, 1997) with interest paid monthly. The revolving line of credit expires in December of 1999. Borrowings under the revolving line of credit are collateralized by substantially all of the assets of SFSI.

                  LAMAR CAPITAL CORPORATION AND SUBSIDIARIES

  Other borrowed funds include $3,600 (unaudited) at September 30, 1998 and $3,600 and $4,000 at December 31, 1997 and 1996, respectively, to an unrelated bank. The note bears interest at a variable rate (7.75% at September 30, 1998 (unaudited) and December 31, 1997 and 1996, respectively) with interest paid quarterly. The note is due on demand; however, management anticipates that the note will be paid by annual principal payments of $400 through December of 2006. The note is collateralized by the common stock of the Bank (book value of approximately $18,880 at December 31, 1997).

  Notes payable to banks include advances of $10,000 (unaudited) at September 30, 1998 and $10,000 and $3,000 at December 31, 1997 and 1996, respectively, from Federal Home Loan Bank ("FHLB"). The advances accrue interest at variable rates (5.57% (unaudited) weighted average rate at September 30, 1998 and 5.66% and 6.12% weighted average rate at December 31, 1997 and 1996, respectively) with interest paid monthly. The advances mature in April of 2002. The advances are collateralized by the Bank's investment in FHLB stock, which totaled $766 (unaudited) at September 30, 1998 and $963 and $539 at December 31, 1997 and 1996, respectively, and by a blanket pledge of the Bank's eligible real estate loans. The Bank had available collateral to borrow an additional $31,000 (unaudited) from the FHLB at September 30, 1998.

8. INCOME TAXES

  Income tax expense (benefit) consisted of the following:

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1997     1996     1995
                                                      -------  -------  -------
   Current:
     Federal......................................... $   831  $   627  $   430
     State...........................................     112       92       57
                                                      -------  -------  -------
                                                          943      719      487
   Deferred..........................................     (89)    (108)     (70)
                                                      -------  -------  -------
                                                      $   854  $   611  $   417
                                                      =======  =======  =======

  The differences between the Bank's actual income tax expense and amounts computed at the statutory rates are summarized as follows:

                              NINE MONTHS ENDED
                                SEPTEMBER 30,      YEAR ENDED DECEMBER 31,
                              ------------------- ---------------------------
                                1998      1997      1997      1996     1995
                              ---------  -------- ---------  -------  -------
                                 (UNAUDITED)
   Amount computed at
    statutory rate on income
    before income taxes.....  $   1,070  $   831  $   1,086  $   897  $   643
   Increase (decrease) in
    income taxes resulting
    from:
     State income taxes, net
      of federal benefit....         66       51         66       51       32
     Income from non-taxable
      securities............       (375)    (294)      (323)    (319)    (285)
     Other..................         26       70         25      (18)      27
                              ---------  -------  ---------  -------  -------
                              $     787  $   658  $     854  $   611  $   417
                              =========  =======  =========  =======  =======

  The Company made income tax payments of $855 (unaudited) and $761 (unaudited) during the nine months ended September 30, 1998 and 1997, respectively, and $984, $762 and $285 during the years ended December 31, 1997, 1996 and 1995, respectively.

                  LAMAR CAPITAL CORPORATION AND SUBSIDIARIES

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets consisted of the following:

                                                                DECEMBER 31,
                                                                --------------
                                                                 1997    1996
                                                                ------  ------
   Allowance for loan losses................................... $  706  $  638
   Other real estate...........................................     60      25
   Deferred compensation.......................................    105      80
   Net unrealized (gains) losses on securities available for
    sale.......................................................   (166)     58
   Other.......................................................    (16)     24
                                                                ------  ------
   Total net deferred tax assets............................... $  689  $  825
                                                                ======  ======

9. EMPLOYMENT BENEFIT PLANS

  The Company has a defined contribution 401(k) plan with a profit sharing feature which covers substantially all employees. Participants in the 401(k) plan may contribute up to the maximum allowed by Internal Revenue Service regulations. The Company matches participants' contributions to the 401(k) plan up to 3% of each participant's annual salary. The Company may make a profit sharing contribution as determined by the Company's Board of Directors. The Company's matching and profit sharing contributions vest 20% annually beginning with the participant's third year of service. The Company's contributions to the 401(k) plan were $51 (unaudited) and $42 (unaudited) for the nine months ended September 30, 1998 and 1997, respectively, and $85, $206 and $183 for the years ended December 31, 1997, 1996 and 1995, respectively.

  The Company established an employee stock ownership plan ("ESOP") effective January 1, 1997 which covers substantially all employees. The Company may make contributions to the ESOP at the discretion of its Board of Directors and may be made in cash or common stock. The contributions vest 20% annually beginning with the participant's third year of service. The Company's contributions to the ESOP were $150 for the year ended December 31, 1997. On July 30, 1998, the ESOP purchased 18,711 shares (unaudited) of the Company's Common Stock included in treasury stock.

  In August of 1998, the Company adopted a stock incentive plan under which it plans to grant stock options for selected employees. As of September 30, 1998, no stock options had been granted under the plan.

  The Company maintains a self-insured medical plan. Under this plan, the Company self-insures, in part, coverage for substantially all full-time employees with coverage by insurance carriers for certain stop-loss provisions for losses greater than $30 for each occurrence up to a maximum benefit of $1,000. The Company's expenses pertaining to the self-insured medical plan, including accruals for incurred but not reported claims, were $341 (unaudited) and $216 (unaudited) for the nine months ended September 30, 1998 and 1997, respectively, and $323, $233 and $75 for the years ended December 31, 1997, 1996 and 1995, respectively.

  The Company has deferred compensation agreements with certain officers for payments to be made over specified periods beginning when the officers reach age 65. Amounts accrued for these agreements are based upon deferred compensation earned, discounted over the estimated remaining service life of each officer. Deferred compensation expense totaled $53 (unaudited) and $49 (unaudited) for the nine months ended September 30, 1998 and 1997, respectively, and $66, $62 and $58 for the years ended December 31, 1997, 1996 and 1995, respectively.

10. REGULATORY MATTERS

  The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. These guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). The Federal Reserve Board also utilizes

                  LAMAR CAPITAL CORPORATION AND SUBSIDIARIES a leverage ratio (Tier 1 capital divided by average total consolidated assets) to evaluate the capital adequacy of bank holding companies. The Company's current regulatory ratios placed it in the "well-capitalized" category.

  The Company's actual capital amounts and applicable ratios are as follows:

                                                              DECEMBER 31,
                                               SEPTEMBER 30, ----------------
                                                   1998       1997     1996
                                               ------------- -------  -------
                                                (UNAUDITED)
   Capital:
   Stockholders' equity.......................    $18,678    $16,160  $13,473
   Add (less) unrealized gains (losses) on
    securities, net of income taxes...........       (522)      (279)      98
   Intangible asset...........................        (96)      (102)     --
                                                  -------    -------  -------
   Tier I capital.............................     18,060     15,779   13,571
   Qualifying allowance for loan losses.......      2,502      2,009    1,760
                                                  -------    -------  -------
   Total capital..............................    $20,562    $17,788  $15,331
                                                  =======    =======  =======
   Ratios:
   Total capital to risk-weighted assets......      10.27%     11.09%   10.92%
   Tier I capital to risk-weighted assets.....       9.02       9.84     9.67
   Tier I capital to total average assets
    (leverage ratio)..........................       6.24       6.87     7.11

  State banking regulations require the Mississippi Department of Banking and Consumer Finance to approve the payment of any dividends.

11. OFF-BALANCE SHEET RISKS, COMMITMENTS AND CONTINGENT LIABILITIES

  Loan commitments are made to accommodate the financial needs of the Company's customers. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. They primarily are issued to support customers' trade transactions.

  Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. Collateral is obtained based on management's credit assessment of the customer.

  The Company's maximum exposure to credit losses for loan commitments (unused lines of credit) outstanding at December 31, 1997 and expiring during 1998 was $11,661.

  The Company uses interest rate floor agreements to effectively convert a portion of its loans to a minimum fixed rate basis, thus reducing the impact of lower interest rates on the Company's net interest margin because management believes that lower interest rates would adversely affect the yield on loans more than on other earning assets or the cost of interest bearing liabilities. At December 31, 1997 approximately 12.0% of the Company's loans were effectively subject to the Company's interest rate floor agreements that expire at various dates through January 16, 2000. The notional amount of $20.0 million for these agreements effectively fixes the Company's minimum variable interest rate on $20.0 million of loans using a 6% three-month LIBOR rate as the floor. At September 30, 1998 and December 31, 1997, the three-month LIBOR rate was 5.25% (unaudited) and 5.81%, respectively. Net receipts and the amortization of the premium for the agreements are recognized as adjustments to interest income.

                  LAMAR CAPITAL CORPORATION AND SUBSIDIARIES

  The Company is involved in certain legal actions and claims arising in the ordinary course of business. Although the ultimate outcome of these other actions and claims cannot be ascertained at this time, it is the opinion of management (based on advice of legal counsel) that such litigation and claims should be resolved without material effect on the Company's consolidated financial position or operating results.

12. PARENT COMPANY CONDENSED FINANCIAL INFORMATION

  Balance Sheets

                                                              DECEMBER 31,
                                                             ----------------
                                                              1997     1996
                                                             -------  -------
   Assets:
   Cash and cash equivalents................................ $   --   $   184
   Investment in subsidiaries...............................  19,069   17,044
   Due from subsidiaries....................................     660      347
   Premises and equipment...................................   1,173    1,000
   Other....................................................      19       19
                                                             -------  -------
       Total assets......................................... $20,921  $18,594
                                                             =======  =======
   Liabilities:
   Due to subsidiaries...................................... $ 1,010  $   995
   Other liabilities........................................     151      126
   Other borrowed funds.....................................   3,600    4,000
                                                             -------  -------
       Total liabilities....................................   4,761    5,121
   Stockholders' equity:
   Common stock.............................................     466      466
   Paid-in capital..........................................   5,374    5,227
   Retained earnings........................................  10,283    8,219
   Net unrealized gain (loss) on securities available for
    sale, net of income taxes...............................     279      (98)
   Treasury stock...........................................    (242)    (341)
                                                             -------  -------
     Total stockholders' equity.............................  16,160   13,473
                                                             -------  -------
       Total liabilities and stockholders' equity........... $20,921  $18,594
                                                             =======  =======

                   LAMAR CAPITAL CORPORATION AND SUBSIDIARIES

                                                        YEAR ENDED DECEMBER 31,
   Statements of Income                                 -----------------------
                                                         1997    1996    1995
                                                        ------- ------- -------
   Income:
   Dividends from subsidiaries........................  $ 1,110 $   475 $   615
   Other..............................................       23       1     --
                                                        ------- ------- -------
       Total income...................................    1,133     476     615
                                                        ------- ------- -------
   Expenses:
   Interest expense...................................      392       1     --
   Other..............................................       60      59      45
                                                        ------- ------- -------
       Total expenses.................................      452      60      45
                                                        ------- ------- -------
   Income before income taxes.........................      681     416     570
   Income tax benefit.................................      160      22      17
                                                        ------- ------- -------
   Income before equity in undistributed net income of
    subsidiaries......................................      841     438     587
   Equity in undistributed net income of
    subsidiaries......................................    1,498   1,590     887
                                                        ------- ------- -------
   Net income.........................................  $ 2,339 $ 2,028 $ 1,474
                                                        ======= ======= =======

                                                    YEAR ENDED DECEMBER 31,
   Statements of Cash Flows                        ---------------------------
                                                     1997      1996     1995
                                                   --------  --------  -------
   Operating activities:
   Net income....................................  $  2,339  $  2,028  $ 1,474
   Adjustments to reconcile net income to net
    cash provided by operating activities:
      Undistributed net income of subsidiaries...    (1,498)   (1,590)    (887)
      Depreciation expense.......................         9       --       --
      (Increase) decrease in due from
       subsidiaries..............................      (298)      815       (1)
      Increase in other assets...................       --        (14)      (5)
      Increase in other liabilities..............       --          1      --
                                                   --------  --------  -------
      Net cash provided by operating activities..       552     1,240      581
   Investment activities:
   Capital contribution to subsidiary............      (150)   (3,850)     --
   Purchases of premises and equipment...........      (182)   (1,000)     --
                                                   --------  --------  -------
   Net cash used in investing activities.........      (332)   (4,850)     --
   Financing activities:
   Dividends paid................................      (250)     (250)    (250)
   Borrowings from a bank........................       --      4,000      --
   Payments on note payable to a bank............      (400)      --       --
   Purchases of treasury stock...................      (436)       (2)    (339)
   Proceeds from sales of treasury stock.........       682       --       --
                                                   --------  --------  -------
   Net cash provided by (used in) financing
    activities...................................      (404)    3,748     (589)
                                                   --------  --------  -------
   Net increase (decrease) in cash and cash
    equivalents..................................      (184)      138       (8)
   Cash and cash equivalents at beginning of
    year.........................................       184        46       54
                                                   --------  --------  -------
   Cash and cash equivalents at end of year......  $    --   $    184  $    46
                                                   ========  ========  =======

                  LAMAR CAPITAL CORPORATION AND SUBSIDIARIES

13. FAIR VALUES OF FINANCIAL INSTRUMENTS

  Generally accepted accounting principles require disclosure of fair value information about financial instruments for which it is practicable to estimate fair value, whether or not the financial instruments are recognized in the financial statements. When quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The derived fair value estimates cannot be substantiated through comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all non-financial instruments are excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

  The carrying amount of cash and cash equivalents, non-interest bearing deposits, other borrowed funds and interest rate floors approximates the estimated fair value of these financial instruments. The estimated fair value of securities is based on quoted market prices, dealer quotes and prices obtained from independent pricing services. The estimated fair value of loans and interest-bearing deposits is based on present values using applicable risk-adjusted spreads to the appropriate yield curve to approximate current interest rates applicable to each category of these financial instruments. The fair value of the loan commitments to extend credit is based on the difference between the interest rate at which the Company's committed to make the loans and the current rates at which similar loans would be made to borrowers with similar credit ratings and the same maturities. The fair value is not material.

  Variances between the carrying amount and the estimated fair value of loans reflect both credit risk and interest rate risk. The Company is protected against changes in credit risk by the allowance for loan losses.

  The fair value estimates presented are based on information available to management as of December 31, 1997 and 1996. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, these amounts have not been revalued for purposes of these financial statements since those dates. Therefore, current estimates of fair value may differ significantly from the amounts presented.

                                                       DECEMBER 31,
                                            -----------------------------------
                                                  1997              1996
                                            ----------------- -----------------
                                            CARRYING   FAIR   CARRYING   FAIR
                                             AMOUNT   VALUE    AMOUNT   VALUE
                                            -------- -------- -------- --------
   Securities available for sale........... $ 36,810 $ 36,810 $ 18,660 $ 18,660
   Securities held to maturity.............   22,111   22,203   22,902   22,674
   Loans...................................  159,552  158,116  140,318  139,448
   Interest bearing deposits...............  187,447  181,355  164,634  164,864

14. SUBSEQUENT EVENT (UNAUDITED)

  On August 13, 1998, the Company filed a registration statement with the Securities and Exchange Commission covering 1,568,181 shares of Common Stock to be sold by the Company in an underwritten public offering.

                  LAMAR CAPITAL CORPORATION AND SUBSIDIARIES

15. YEAR 2000 COMPLIANCE (UNAUDITED)

  The Company has developed a plan to address the Year 2000 issue. The issue arises from the fact that many existing computer programs were written to store only two digits of date-related information in order to more efficiently handle and store data. Thus, the programs were unable to properly distinguish between the year 1900 and the year 2000. The Company is in the process of assessing and converting or replacing various programs, hardware and instrumentation systems to make them Year 2000 compatible. The Company's Year 2000 project is comprised of two components--business applications and equipment.

  In assessing the Year 2000 issue, the Company is examining its own software and equipment and potential problems with borrowers, government entities and others providing services to the Company. In addition to computer equipment, the Company is assessing possible problems with micro-processors embedded within operating equipment, such as telecommunication equipment, vaults, security and alarm systems, and automated teller machines. The Company is assessing the impact of the failure of a borrower's systems or a borrower's failure to comply with debt covenant terms regarding Year 2000 issues on the credit quality of the borrower's loan. The Company is also examining the Year 2000 issue's impact on services such as payroll and investment securities operations that are provided by third parties.

  The Company has completed the Year 2000 awareness and assessment phases of the plan and has entered into the remediation phase. Management expects the implementation phase of the Year 2000 plan to be completed by December 31, 1998. Testing and any required corrective actions will be completed in the fourth quarter of 1998 and in 1999. The Company has expended approximately $62,500 through September 30, 1998 and projects the additional cost of remediation will be from $62,500 to $87,500, of which $25,000 to $50,000 will be incurred in 1999. Approximately $60,000 to $70,000 is projected to be capitalized because certain systems and equipment are being replaced because of Company needs rather than from Year 2000 issues. Corrective actions to make the Company's core operating systems Year 2000 compliant will be made by software providers for those systems under existing licensing agreements with the Company. The cost could vary from current estimates if the scope of the Company's Year 2000 remediation exceeds management's projections. The Company has adopted a contingency plan to address business resumption plans if the Year 2000 plan is not completed successfully.

  Management is aware that the Year 2000 problem could also present liquidity challenges as January 1, 2000 approaches. Assessing liquidity needs is an integral part of the Company's Year 2000 contingency plan even though it is too early to determine whether additional liquidity may be needed.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIR-CUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Summary Consolidated Financial Data......................................   6
Risk Factors.............................................................   7
The Company..............................................................  13
Use of Proceeds..........................................................  18
Dilution.................................................................  19
Capitalization...........................................................  19
Dividend Policy..........................................................  20
Selected Consolidated Financial Data.....................................  21
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Principal Shareholders and Stock Ownership of Management.................  45
Management...............................................................  46
Certain Relationships and Related Transactions...........................  49
Supervision and Regulation...............................................  49
Description of Capital Stock.............................................  57
Shares Eligible for Future Sale..........................................  62
Underwriting.............................................................  63
Legal Matters............................................................  64
Experts..................................................................  64
Available Information....................................................  65
Index to Consolidated Financial Statements............................... F-1


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               1,363,636 SHARES


                                 COMMON STOCK

                                      OF

                           LAMAR CAPITAL CORPORATION

                                ---------------

                                  PROSPECTUS

                                ---------------

                         MORGAN KEEGAN & COMPANY, INC.

                          STERNE, AGEE & LEACH, INC.

                                    [DATE]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The estimated fees and expenses incurred by the Registrant in connection with this Offering, other than underwriting discounts and commissions, are as follows:

      Securities and Exchange Commission registration fee............. $  5,552
      National Association of Securities Dealers, Inc. filing fee.....    2,382
      Printing and engraving expenses.................................  120,000
      Legal fees and expenses of counsel for the Registrant...........  100,000
      Accounting fees and expenses....................................  125,000
      Transfer Agent fees.............................................      100
      Miscellaneous...................................................    9,966
                                                                       --------
        Total......................................................... $363,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company's Articles of Incorporation provide for indemnification of officers, directors and employees in connection with a proceeding including reasonable expenses (attorney's fees) to the fullest extent permitted by the MBCA in effect from time to time and also provide for indemnification against liability to the Company, liability for improperly receiving a personal benefit and/or liability for any other reason, provided that such person's conduct did not constitute gross negligence or willful misconduct as determined by a board of directors or committee designated by the Board, by special legal counsel, by the shareholders or by a court.

  The Company's Articles of Incorporation also provide for advances to persons for reasonable expenses if the person furnishes a written undertaking to repay the advance if these actions are adjudged to be grossly negligent or willful misconduct and a determination is made that the facts known would not preclude indemnification.

  Pursuant to the Underwriting Agreement, a form of which is filed as Exhibit
1.1 to this Registration Statement, the Underwriters have agreed to indemnify the directors, officers and controlling persons of the Registrant against certain civil liabilities that may be incurred in connection with this Offering, including certain liabilities under the Securities Act.

  The Registrant may provide liability insurance for each director and officer for certain losses arising from claims or changes made against them while acting in their capabilities as directors or officers of Registrant, whether or not Registrant would have the power to indemnify such person against such liability, as permitted by law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The following provides information as to securities of the Registrant sold by the Registrant within the past 36 months which were not registered under the Securities Act:

  In July of 1998, the Company sold 12,000 shares of Common Stock at book value to an individual (who is the brother of a director of the Company) for $75,360. This individual had previously sold these shares to the Company at book value in April of 1998 for $72,170. On July 31, 1998 the Company sold 18,711 shares of Common Stock to the Company's ESOP for an aggregate cash consideration of approximately $150,000. In September, November, and December of 1997 the Company sold 121,680 shares of treasury stock at book value to ten persons who were officers of the Bank or relatives of officers of the Bank, all of whom were residents of the State of Mississippi, for aggregate cash consideration of $682,268. The shares in each of these transactions were sold in reliance on the exemptions from registration provided by Section 4(2) and
Section 3(a)(11) of the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) The following documents are filed as exhibits to this Registration
Statement:

    1*   Form of Underwriting Agreement between Registrant and Morgan Keegan &
         Company, Inc. and Sterne, Agee & Leach, Inc., on behalf of the several underwriters named therein
    3.1* Articles of Incorporation of Registrant, as amended
    3.2* Amendment to Articles of Incorporation of Registrant effective
         September 21, 1998
    3.3* Bylaws of Registrant, as amended
    4.1* Provisions of Articles of Incorporation of Registrant defining rights of security holders (see Articles of Incorporation, as amended, of
         Registrant filed as Exhibits 3.1, 3.2 and 3.3 herein)
    4.2* Shareholder Rights Plan
    4.3* Specimen Stock Certificate
    5*   Opinion of Watkins Ludlam Winter & Stennis, P.A.
   10.1* Executive Salary Continuation Agreements, as amended
   10.2* Stock Incentive Plan
   10.3* Agreement with Robert Thomas Securities, Inc.
   16*   Letter from McArthur, Thames, Slay and Dews, PLLC
   21*   Subsidiaries of the Registrant
   23.1* Consent of Watkins Ludlam Winter & Stennis, P.A. (included in Exhibit
         5)
   23.2  Consent of Ernst & Young LLP
   23.3  Consent of McArthur, Thames, Slay and Dews, PLLC
   24*   Power of attorney (contained on the signature page of Form S-1
         Registration Statement)
   27*   Financial Data Schedule

--------
*  Previously filed

  (b) Financial Statement Schedules

    Schedule II -- Valuation and Qualifying Accounts.

ITEM 17. UNDERTAKINGS.

  (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officer and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (b) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, LAMAR CAPITAL CORPORATION HAS DULY CAUSED THIS AMENDMENT NO. 3 TO ITS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PURVIS AND STATE OF MISSISSIPPI ON DECEMBER 7, 1998.

                                        Lamar Capital Corporation

                                                 /s/ Kenneth M. Lott
                                        By: ___________________________________
                                            KENNETH M. LOTT PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE INDICATED CAPACITIES.

             SIGNATURES                    CAPACITIES              DATE


       /s/ O. B. Black, Jr.*                Director           December 7,
------------------------------------                            1998
          O. B. BLACK, JR.

       /s/ William H. Jordan*               Director
------------------------------------                           December 7,
         WILLIAM H. JORDAN                                      1998

                                            Director
      /s/ Kenneth M. Lott                                      December 7,
------------------------------------                            1998
          KENNETH M. LOTT

        /s/ James R. Pylant*                Director
------------------------------------                           December 7,
          JAMES R. PYLANT                                       1998

        /s/ Jane P. Roberts*                Director
------------------------------------                           December 7,
          JANE P. ROBERTS                                       1998

      /s/ Monty C. Roseberry*               Director
------------------------------------                           December 7,
         MONTY C. ROSEBERRY                                     1998

                                      Director (Principal
   /s/ Robert W. Roseberry*            Executive Officer)      December 7,
------------------------------------                            1998
        ROBERT W. ROSEBERRY

       /s/ Donna T. Rutland*            Chief Financial
------------------------------------   Officer (Principal      December 7,
          DONNA T. RUTLAND               Accounting and         1998
                                       Financial Officer)

     /s/ Kenneth M. Lott
*By: _______________________________
        KENNETH M. LOTT
        ATTORNEY-IN-FACT

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                 AND NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                 BALANCE AT  PROVISION              BALANCE AT
                                 BEGINNING      FOR         NET        END
DESCRIPTION                      OF PERIOD  LOAN LOSSES CHARGE-OFFS OF PERIOD
-----------                      ---------- ----------- ----------- ----------
Nine months ended September 30,
 1998:
Allowance for loan losses.......   $3,101      $559        $143       $3,517
                                   ======      ====        ====       ======
Year ended December 31, 1997:
Allowance for loan losses.......   $2,837      $725        $461       $3,101
                                   ======      ====        ====       ======
Year ended December 31, 1996:
Allowance for loan losses.......   $2,529      $557        $249       $2,837
                                   ======      ====        ====       ======
Year ended December 31, 1995:
Allowance for loan losses.......   $2,427      $517        $415       $2,529
                                   ======      ====        ====       ======

                               INDEX TO EXHIBITS

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) The following documents are filed as exhibits to this Registration
Statement:

    1*   Form of Underwriting Agreement between Registrant and Morgan Keegan &
         Company, Inc. and Sterne, Agee & Leach, Inc., on behalf of the several underwriters named therein
    3.1* Articles of Incorporation of Registrant, as amended
    3.2* Amendment to Articles of Incorporation of Registrant effective
         September 21, 1998
    3.3* Bylaws of Registrant, as amended
    4.1* Provisions of Articles of Incorporation of Registrant defining rights of security holders (see Articles of Incorporation, as amended, of
         Registrant filed as Exhibits 3.1, 3.2 and 3.3 herein)
    4.2* Shareholder Rights Plan
    4.3* Specimen Stock Certificate
    5*   Opinion of Watkins Ludlam Winter & Stennis, P.A.
   10.1* Executive Salary Continuation Agreements, as amended
   10.2* Stock Incentive Plan
   10.3* Agreement with Robert Thomas Securities, Inc.
   16*   Letter from McArthur, Thames, Slay and Dews, PLLC
   21*   Subsidiaries of the Registrant
   23.1* Consent of Watkins Ludlam Winter & Stennis, P.A. (included in Exhibit
         5)
   23.2  Consent of Ernst & Young LLP
   23.3  Consent of McArthur, Thames, Slay and Dews, PLLC
   24*   Power of attorney (contained on the signature page of Form S-1
         Registration Statement)
   27*   Financial Data Schedule

--------
*  Previously filed